

05007643

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Advantage Energy Income

*CURRENT ADDRESS

PROCESSED
MAY 06 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34742 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/5/05

ADVANTAGE

ENERGY INCOME FUND

2004 Annual Report

82-34742

avn.un

12-31-04
ARIS

Financial and Operating Highlights

	Year ended December 31, 2004	Year ended December 31, 2003
Financial ($000)		
Revenue before royalties	$ 241,481	$ 166,075
per Unit [1]	$ 5.88	$ 5.44
per boe	$ 38.92	$ 36.81
Cash flow from operations	$ 135,179	$ 99,440
per Unit [1]	$ 3.29	$ 3.26
per boe	$ 21.79	$ 22.05
Cash available for distribution [3]	$ 126,478	$ 94,735
per Unit [2]	$ 3.05	$ 3.09
Net income	$ 34,463	$ 44,024
per Unit [1]	$ 0.63	$ 1.29
Cash distributions	$ 117,654	$ 83,382
per Unit [2]	$ 2.82	$ 2.71
Payout ratio	93%	88%
Working capital deficit	$ 39,838	$ 27,551
Bank debt	$ 267,054	$ 102,968
Convertible debentures	$ 148,450	$ 99,984
Operating		
Daily Production		
Natural gas (mcf/d)	77,188	57,631
Crude oil and NGLs (bbls/d)	4,084	2,756
Total boe/d @ 6:1	16,949	12,361
Average prices (including hedging)		
Natural gas ($/mcf)	$ 6.08	$ 6.07
Crude oil & NGLs ($/bbl)	$ 46.58	$ 38.14
Proved plus probable reserves		
Natural gas (bcf)	293.9	237.4
Crude oil & NGLs (mbbls)	33,960	13,697
Total mboe	82,951	53,271
Supplemental (000)		
Trust Units outstanding at end of year	49,675	36,717
Trust Units issuable		
Convertible Debentures	7,602	6,155
Exchangeable Shares	1,450	-
Trust Units outstanding and issuable at end of year	58,727	42,872
Weighted average Units	41,052	30,536

[1] based on weighted average number of Trust Units outstanding

[2] based on number of Trust Units outstanding at each cash distribution date

[3] cash flow from operations less interest on convertible debentures

Table of Contents

Annual General Meeting

Advantage Energy Income Fund is pleased to invite its Unitholders and other interested parties to its Annual General Meeting to be held in the McMurray Room at the Calgary Petroleum Club, 319 - 5 Avenue SW, Calgary, Alberta on Wednesday April 27, 2005 commencing at 3:00 p.m. We ask those Unitholders unable to attend the meeting to please complete and return your Form of Proxy.

Contact Us

Toll free: 1-866-393-0393   Visit our website at www.advantageincome.com

Management's Message



History and Management Team

- Advantage Energy Income Fund ("Advantage" or the "Fund") began trading on the Toronto Stock Exchange in May 2001. The Fund is managed by Advantage Investment Management Ltd., a privately held management company.
- Prior to forming Advantage, the three principals of the management company were senior executives within the Enerplus Group.
- As a group, the management team has over 50 years of experience in the royalty trust sector including:
  - Finance, capital markets and investor relations,
  - Over $3 billion of corporate and asset acquisitions, and
  - Production, operations and exploitation.
- The Fund currently has 77 employees with extensive experience in production and field operations, reservoir engineering, finance, geology, geophysics and land management.

Total Return Performance

- Since the initial equity issue in October 2001, Advantage has generated a total return to Unitholders of 296%.


$31
$23
$15
$7
Unit Price
Total Return
296%
Cash Distributions
Unit price
October 4, 2001
Initial Equity Issue
@ $7.50 per Unit
December 31, 2004
Unit price $22.01
Cumulative distributions 7.71
$29.72

- Since its inception, the Fund has increased production by 265% to approximately 23,000 boe/d comprised of 67% natural gas and 33% light oil and NGLs. Growth has been accomplished through the completion of five corporate acquisitions, one significant property acquisition and an active drilling program. Advantage has drilled approximately 470 net wells since inception with a success rate in excess of 95%. As a result of these activities reserves have increased by 394% to 83.0 million boe at an average cost of $10.84 per boe.
- The Fund plans to continue to execute on this strategy of acquiring and actively developing reserves in Western Canada with a goal of delivering above average rates of return to our Unitholders.

PRODUCTION REVIEW

Natural Gas



Natural Gas Production
(mcf/d)
77,188
57,631
47,753
26,613
2001
2002
2003
2004

- Natural gas production for the year ended December 31, 2004 averaged 77.2 mmcf/d, an increase of 34% over the 57.6 mmcf/d produced in 2003.
- The growth in gas production over 2003 was the result of the acquisition of MarkWest Resources on December 2, 2003 and the acquisition of the Anadarko assets on September 15, 2004.
- Successful drilling during the year at Medicine Hat, Bantry and Shouldice areas of Alberta assisted the Fund in replacing natural production declines that occurred over the year.
- Including the acquisition of Defiant Energy on December 21, 2004, Advantage exited 2004 producing approximately 93 mmcf/d of natural gas.

Crude Oil and NGLs

- Crude oil and NGLs production in 2004 averaged 4,084 bbls/d compared with 2,756 bbls/d produced in 2003.
- The 48% increase in oil and NGLs production in 2004 was the result of the acquisition of MarkWest Resources on December 2, 2003 and the acquisition of the Anadarko assets which was effective September 15, 2004.
- Production volumes increased as a result of the ongoing success of the Fund's drilling program at Nevis, Alberta.
- Including the acquisition of Defiant on December 21, 2004 the Fund's 2004 crude oil and NGL's exit production approximated 7,500 bbls/d.



Oil & NGLs Production
(bbls/d)
4,084
2,954
2,828
2,756
2001
2002
2003
2004

Daily Production

	2004	2003	% Change
Natural gas (mcf/d)	77,188	57,631	34%
Crude oil & NGLs (bbls/d)	4,084	2,756	48%
Total (boe/d)	**16,949**	**12,361**	**37%**

ACQUISITION ACTIVITY

Anadarko Assets

- The Fund acquired a package of oil and natural gas properties from Anadarko Canada Corporation for $179.1 million which closed on September 15, 2004. Highlights of this purchase include 13.9 mmboe of proven and probable reserves at $12.89 per boe (net of land and seismic valuation), full tax pools, and significant low risk drilling opportunities.

Defiant Energy Corporation

- The Fund closed the acquisition of Defiant Energy Corporation for total consideration of $200.3 million on December 21, 2004. Highlights of this purchase include 15.2 mmboe of proven and probable reserves at $12.60 per boe (net of land and seismic valuation), exceptional netback properties with a reserve life index exceeding 12 years, and highly concentrated core areas within close proximity to existing Advantage operations.

DEVELOPMENT ACTIVITY

- 2004 drilling program replaced 116% of production at a cost of $13.18 per boe
- During 2004 the Fund drilled a total of 166 net (211 gross) wells achieving a success rate of approximately 91%.

Drilling Summary

	Natural Gas		Oil		D & A	
	Gross	Net	Gross	Net	Gross	Net
Medicine Hat	69	67.7	-	-	-	-
Bantry	15	10.0	-	-	11	6.8
Nevis	1	1.0	18	17.6	6	6.0
Shouldice	33	33.0	-	-	-	-
Other	34	17.9	22	3.7	2	2.0
	152	129.6	40	21.3	19	14.8

2004 Capital Program

	Cost (millions)	Proved & Probable Reserve Additions mmboe	$/boe*
Acquisitions	$ 380.9	29.1	$13.05
Drilling program	107.9	8.2	$13.18
Dispositions	(6.5)	(0.5)	$13.16
Net additions	$ 482.3	36.8	$13.12

* excludes future development capital

OIL & NATURAL GAS RESERVE ANALYSIS

- Since its inception in May of 2001 the Fund has increased its total reserve base by 394% from 16.7 mmboe to 83.0 mmboe.
- The overall asset quality has also improved substantially from inception with the reserve composition changing as follows:

	Inception	December 31 2004
Natural Gas	59%	59%
Light oil & NGLs	17%	39%
Heavy oil	24%	2%
	100%	100%

- The Fund's Reserve Life Index is stronger in spite of the adoption of NI 51-101 which introduced a more conservative method of determining oil and natural gas reserves.
- Total reserves per Unit at the end of 2004 are practically identical to the amount reported at the Fund's inception with $8.71 in cash distributions paid out to Unitholders during that time. In addition, the Fund's net bank debt per boe of reserves has remained fairly constant since inception providing ongoing financial flexibility.

Bank Debt & Working Capital ($/boe of reserves)



$1.82
$1.77
$2.27
$2.29
$2.25
Inception 2001
2002
2003
2004

Proved + Probable Reserves (mmboe)



16.7
41.3
51.2
53.3
83.0
Inception 2001
2002
2003
2004
Natural Gas
Oil & NGLs

Reserve Life Index (years)



7.1
10.5
10.9
9.1
9.9
Inception 2001
2002
2003
2004

Reserves per Unit* (boe)



1.30
1.52
1.58
NI 51-101
1.21
1.28
Inception 2001
2002
2003
2004

* Based on fully diluted Units outstanding at December 31, 2004 plus 6.0 million Units issued subsequent to year end.

Commodity Prices and 2005 Outlook

Commodity Prices

- Natural gas prices remained strong throughout 2004 and have traded in a $5.00 to $7.50 per mcf range since the spring of 2003. Recent weakness in natural gas prices is due to reduced heating demand resulting from the extremely mild 2004/2005 winter, causing North American storage levels to be higher than normal.
- Advantage continues to believe that the long term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) continued tightness in supply that has resulted from increased demand and the decline in North American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the Gulf of Mexico all of which have an impact on the delicate supply/demand balance that exists.
- Crude oil prices have consistently exceeded analysts' expectations recently trading near record highs of US$56 per barrel. Global inventories of crude oil and related products remained at low levels due to the combination of an improving global economy, increasing demand in China and production interruptions in Iraq, Venezuela and Nigeria.
- The Fund has entered into a series of natural gas hedges from April to October 2005 at a fixed price of $7.45 per mcf combined with a costless collar with an average floor to ceiling of $6.94 to $8.10 per mcf. In addition, the Fund put similar hedges in place for crude oil at a fixed price of US$52.11 per barrel with a costless collar between US$47.00 to US$56.75 per barrel. The gas hedges represent roughly 64% of anticipated production volumes with oil covering 45%.
- These hedges will enhance cash flow stability and support cash distributions throughout the summer period.

2005 Outlook

- Advantage will continue to distribute a substantial portion of its cash flow in 2005 with the distribution level set by the Board of Directors of AOG dependent on the level of commodity prices and success of the Fund's drilling and development program and acquisition activities.
- The Fund will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long term cash flow. The market for property acquisitions in 2005 will be very competitive as a result of strong commodity prices, ease of access to capital for acquiring companies, and the increased demand for production that has resulted from the larger number of trusts in the market place.
- Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling. Advantage's Board of Directors approved a 2005 capital expenditures budget of $82 million which will include the drilling, completion and tie-in of 70 wells plus numerous low risk recompletion and workover projects, facility enhancements and land and seismic purchases.

2005 Capital Expenditure Budget
$82 million



Crude Oil
$60 million
73%
Natural Gas
$22 million
27%

As a final remark, we wish to thank all of the employees and the Board of Directors at Advantage for their continued support and outstanding performance during our fourth year of operation. We look forward to similar success in 2005.

Kelly I. Drader, CA
President and Chief Executive Officer
March 14, 2005

Patrick J. Cairns
Senior Vice President

Major Property Review

Reserves and Production Summary

	Proven + Probable Reserves							
	Oil & NGLs (mbbl)	Natural Gas (bcf)	Total (mboe)	% Gas	2004 Exit Production (boe/d)	P+P RLI	% of Resrves	% of Production
Major Properties								
Medicine Hat	-	73.8	12,300	100%	3,716	9.1	14.8%	16.2%
Nevis	5,759	21.5	9,337	38%	1,550	16.5	11.3%	6.7%
Sunset/Valleyview Area	2,571	34.9	8,393	69%	1,766	13.0	10.1%	7.7%
Chip Lake	4,741	3.2	5,277	10%	372	38.9	6.4%	1.6%
Bantry	39	24.0	4,032	99%	1,640	6.7	4.9%	7.1%
Stoddart/North Pine	693	15.2	3,230	78%	844	10.5	3.9%	3.7%
Shouldice	98	14.9	2,588	96%	1,025	6.9	3.1%	4.5%
Wainwright	3	14.9	2,481	100%	900	7.6	3.0%	3.9%
Brazeau River	612	6.1	1,625	63%	1,023	4.4	1.9%	4.4%
Open Lake	588	5.7	1,540	62%	798	5.3	1.8%	3.5%
Total Majors	15,104	214.2	50,803	70%	13,634	10.2	61.2%	59.3%
Minor Properties								
Legacy Units	5,850	10.5	7,592	23%	1,018	20.4	9.2%	4.4%
SE Saskatchewan	5,962	0.4	6,029	1%	1,896	8.7	7.3%	8.2%
SE Alberta oil	2,687	3.1	3,202	16%	1,183	7.4	3.9%	5.1%
Other	4,357	65.7	15,325	72%	5,269	8.0	18.4%	23.0%
Total	**33,960**	**293.9**	**82,951**	**59%**	**23,000**	**9.9**	**100.0%**	**100.0%**

Advantage's production and reserves are concentrated within four geographic areas located in the province of Alberta, northeast British Columbia and southeast Saskatchewan. Advantage operates approximately 85% of its production base, which allows the Fund to control the nature and timing of future capital expenditures. The Fund's property base is well diversified both geographically and by reservoir type.



Alberta
Saskatchewan
Stoddart/North Pine
Grande Prairie
Sunset/Valleyview
Chip Lake
Edmonton
Jasper
Brazeau River
Wainwright
Open Lake
Red Deer
Nevis
Saskatoon
Banff
Calgary
Shouldice
Bantry
Medicine Hat
Regina
Natural gas
Crude oil
Medicine Hat
Lethbridge
Southeast Saskatchewan

Medicine Hat, Alberta

The Medicine Hat property is located 20 km northeast of the City of Medicine Hat in the heart of the southeastern shallow gas area. Advantage has a 100% working interest in 24 sections of land from which production is taken from all of the main shallow gas producing formations including the Medicine Hat "A", "C" and "D" sands, as well as both the Upper and Lower Milk River sands. When the property was acquired in January 2002 there were 115 wells producing 5.2 mmcf/d of natural gas. In 2002 and 2003, several recompletions along with an additional 164 wells were drilled. Late in 2003 an additional 57 wells were drilled and completed. In 2004 a further 68 wells were drilled and completed. As a result, in January 2005 this property was producing 21.2 mmcf/d from approximately 380 wells. Compression capacity was increased in late 2003 by approximately 10 mmcf/d to accommodate added production from the drilling programs. No additional compression was added in 2004.

Sproule evaluated our reserves in the area and assigned 65.6 bcf of proved natural gas reserves and 8.2 bcf of probable reserves. As such, this property is the Fund's largest property on an assigned reserves basis.

Nevis, Alberta

The Nevis property is situated 50 km east of Red Deer. Nevis consists of approximately 35 sections of land with an average working interest over 75% and is 90% operated. Natural gas production occurs from numerous shallow depth horizons including the Edmonton, Belly River and Viking formations. Oil and natural gas is produced from the slightly deeper reservoirs (1,200 m) of the Glauconite, Ostacod and Ellerslie formations within the Mannville Group. The main zone of interest however occurs at 1,600 meters in Devonian aged carbonates of the Big Valley Member of the Wabamun Formation. In 2004, Wabamun oil was principally targeted, although gas was also drilled in both the Wabamun and shallower horizons. Development of the oil is being accomplished by horizontal drilling into the average 3 meter thick carbonate. Completion of wells is accomplished with selective acid squeezes over the main porous intervals. Crude quality is exceptional ranging in the most part between 36 and 42° API. Natural gas is gathered through AOG owned pipelines and processed at a third party plant. Oil is trucked from single well batteries.

In 2004, 16 horizontal wells and 5 vertical wells were drilled. We currently have on production, or awaiting imminent tie-in, 14 horizontal wells, which were all drilled prior to year end of 2004. Production at the end of January 2005 is 2,039 boe/d. An additional 12 wells have been drilled in 2005 to the end of February. Currently the pool is spaced to allow for 4 wells per section. Drilling continues at the current spacing; however, the property is being reviewed for down spacing to 8 wells per section in the second half of 2005. In addition a study is underway to evaluate the potential waterflood of this reservoir to increase future production and reserves.

Bantry, Alberta

Bantry is located immediately east of the town of Brooks straddling the TransCanada Highway. The property consists of 86 sections of land ranging between 50% and 100% working interest. Since the acquisition of this property in November 2003, 48 (gross) new wells were drilled. Production occurs primarily from Basal Colorado Formation channel sandstones and various sandstones within the Bow Island Formation. Drilling depth is shallow with average wells less than 1,000 meters.

Natural gas is gathered into our operated compression and dehydration facilities. Current net production from this area is approximately 1,640 boe/d. Additional compression capacity was added in the first quarter of 2004 to handle incremental volumes. The property was last drilled in June 2004 and all productive wells have been completed and tied-in, however it is being reviewed for additional drilling with 5 to 6 new wells possible in late 2005 or into 2006.

The Sproule Report assigns 17.1 bcf of proven natural gas reserves and 28 mbbls of proven NGL reserves to this property. In addition, 6.9 bcf of probable natural gas reserves and 11 mbbls of probable NGL reserves have been assigned to this property.

Chip Lake, Alberta

The Chip Lake property is located 125 km west of Edmonton. It produces light oil (37°API) from the Jurassic aged Rock Creek Formation, with some associated natural gas. This property was acquired in December 2004 with the Defiant Acquisition and currently produces 250 bbls/d and 300 mcf/d through the use of single well batteries. One well drilled in the 4th quarter of 2004 has been completed and is being equipped for production. Additional drilling will occur after regulatory approval of the facility and waterflood has been received. Defiant had essentially built the oil facility and water handling facilities but had not received approval to commence operations. We are currently working through the process with the EUB and expect to have the property fully operational in the second half of 2005. In addition to the existing pool, we also acquired additional undeveloped land with the Defiant Acquisition and have identified several stepout opportunities based on seismic analysis.

The Sproule Report assigns 1.5 bcf of proven natural gas reserves and 2,300 mbbls of proven crude oil and NGL reserves to this property. In addition, 1.7 bcf of probable natural gas reserves and 2,441 mbbls of risked probable crude oil and NGL reserves have been assigned to this property.

Sunset/Valleyview Area, Alberta

This area is located approximately 100 km east of the city of Grande Prairie, just north of the town of Valleyview. It consists of a group of three main producing properties: Sunset A, Sunset B, and Valleyview. All three properties produce from the Triassic Montney Formation, with some production from younger Cretaceous reservoirs such as the Gething. These properties came with the Defiant Acquisition in December 2004.

Sunset A - Montney production in these reservoirs are both oil and gas and occurs from progressively younger stratigraphic traps beneath the Jurassic unconformity. The youngest sand is preserved the furthest downdip at the Sunset A pool and production is predominantly oil at 32°API. This pool is unitized and we have a 70% operated working interest in the unit. Development plans include the drilling of three wells spaced across the unit which will evaluate the viability of moving the full pool onto a downspaced basis. In addition, a pipeline and accompanying compression is planned to gather solution gas and transport it to the Sunset B facility to the north. Gas is currently being flared. Current net production from the Sunset A unit is 158 bbls/d and 160 mcf/d. The Sunset A pool was discovered in 1960 and has a long history of stable low decline production. It is one of our longest life reservoirs.

Sunset B - Production from this Montney reservoir is predominantly gas although there is a thin oil column. Oil gravity is light at 33°API. Defiant began operations at Sunset B in mid 2000 and commissioned a sour gas processing plant and gathering system late that year. The plant and gathering system were expanded in December 2003, increasing total throughput capacity to 12 mmcf/d. There is potential to add further compression and upgrades in modular increments to increase throughput capacity to approximately 20 mmcf/d. Current production from Sunset B is 3,000 mcf/d and 100 bbls/d. A small amount of gas is produced as well from the Cretaceous and Bluesky reservoirs. Sunset B has a long production history and long reserve life. The original discovery well has been on production for 28 years, and has recovered 350 mboe to date and still produces 12 bbls/d and 85 mcf/d.

Valleyview - The Sunset B and Valleyview properties are in close proximity to each other, with the Valleyview property connected to the Sunset B gas processing plant by a twelve kilometre pipeline where natural gas, NGL and light oil from both properties are processed. Production at Valleyview is from three separate sands all older than those at Sunset A or B. Additional drilling locations exist and seismic re-interpretation is underway to confirm these. Production at Valleyview is essentially all natural gas with current rates of 5.1 mmcf/d. All wells require fracture stimulation to bring them on production and cost about $750,000 drilled, completed and tied-in.

For the three properties, Sunset A, Sunset B and Valleyview, the Sproule Report assigns 25.2 bcf of proven natural gas reserves and 1,537 mbbls of proven crude oil and NGL reserves to this property. In addition, 9.7 bcf of probable natural gas reserves and 1,034 mbbls of probable crude oil and NGL reserves have been assigned to this property.

Shouldice, Alberta

The Shouldice area of southern Alberta is located approximately 45 km southeast of the city of Calgary. The Fund has an average working interest of more than 85% in 34 sections of land and operate in excess of 90% of our production. Much of this acreage is downspaced to accommodate additional drilling. In January 2005, natural gas production of 5.5 mmcf/d is produced on a co-mingled basis from the Medicine Hat sand with various Belly River Formation sands. In addition to natural gas, we also produce 42 bbls/d of medium gravity (33° API) crude oil from the deeper, Mannville Group, Basal Quartz Formation.

During 2003, 20 net wells were added to the existing 70 producers. Both natural gas and crude oil are produced and gathered through AOG owned facilities of varying working interests. An additional 4 mmcf/d of new compression capacity was added in 2004 to handle additional production. Four additional sections of land have been assembled and the project is under review for additional drilling later in 2005.

The Sproule Report assigns 12.2 bcf of proven natural gas reserves and 79 mbbls of proven crude oil and NGLs to this property. In addition, 2.7 bcf of probable natural gas reserves and 19 mbbls of probable crude oil and NGL reserves have been assigned to this property.

Stoddart/North Pine, British Columbia

The Stoddart/North Pine area lies immediately northwest of the town of Fort St. John in northeast British Columbia. The area contains multiple producing horizons, predominantly natural gas from the Permian, Belloy formation and oil from the Triassic, Charlie Lake formation. Production from this area has very low decline, is low cost and requires minimal capital expenditures. The Fund owns an interest in 30 producing wells (22 net) in the area, operates approximately 80% of the natural gas production and has a 40% working interest in the oil production. The area includes 12,000 gross (9,176 net) acres of undeveloped land. Current production from this area is 5 mmcf/d of natural gas and 140 bbls/d of light oil and NGLs.

Sproule evaluated our proved reserves in the area and assigned 11.1 bcf of natural gas and 466 mbbls of crude oil and NGLs. In addition, 4.1 bcf of probable natural gas reserves and 227 mbbls of probable crude oil and NGLs reserves have been assigned to this property.

Wainwright, Alberta

This property, which has varying working interests averaging more than 80% in approximately 175 sections of land, is located in east central Alberta, approximately 40 kilometers northwest of Wainwright, Alberta. Current net production from the property is 5 mmcf/d natural gas and 30 bbls/d NGLs and crude oil. Natural gas production occurs from the Manville Group and Viking Formations at shallow depths of between 450 and 700 meters. The Fund operates 95% of the production in this area as well as owning and operating a majority interest in an extensive gas gathering system tied into three Advantage-operated gas compression facilities. In 2003, 23.3 net wells were drilled for a combination of Viking and Upper Mannville zones.

Sproule evaluated our proved reserves in the Wainwright area and assigned 9.3 bcf of natural gas. Probable reserves in this area were evaluated by Sproule at 5.6 bcf of natural gas.

Brazeau River, Alberta

The Brazeau River property is located approximately 50 km west of the town of Drayton Valley, Alberta. The property produces sour light oil and natural gas primarily from Devonian aged Nisku pinnacle reefs. The majority of the production is from a non-operated 50% working interest in the Nisku C, D and E pools and a 17% working interest in the Nisku A unit. The property was acquired in the package of assets purchased from Anadarko in 2004. Sweet natural gas is also produced from eight natural gas wells out of reservoirs in either of the Cretaceous aged Cardium, Viking or Lower Mannville Formations. Major facility interests include a 25.7% working interest in the West Pembina Sour Gas Plant and a 31.6% working interest in the Brazeau River Gas Plant. Current net production from the property is 4 mmcf/d natural gas and 310 bbls/d NGLs and crude oil.

Sproule evaluated our proved reserves in the Brazeau River area and assigned 3.8 bcf of natural gas and 323 mbbls of crude oil and NGLs. Probable reserves in this area were evaluated by Sproule at 2.3 bcf of natural gas and 288 mbbls of crude oil and NGLs.

Open Lake, Alberta

The Open Lake property is located approximately 35 km north of the town of Rocky Mountain House, Alberta. The property was acquired in the package of assets purchased from Anadarko in 2004. Advantage operates and has a 100% working interest in the Open Lake property. Oil and natural gas production from this property is multi-zoned from various Cretaceous and Jurassic reservoirs including the Rock Creek, Ellerslie, Ostracod, Viking, Second White Specks and Belly River Formations. Advantage has recently re-entered an existing wellbore and completed a Glauconite zone which has production tested in excess of 1 mmcf/d of natural gas. The well is expected to be tied-in by the end of the first quarter 2005. Additional re-completion opportunities exist in several offsetting wells and the Fund is actively engaged in re-completing and evaluating these. Net current production from the property is approximately 2.6 mmcf/d natural gas and 283 bbls/d NGLs and crude oil.

Sproule evaluated our proved reserves in the Open Lake area and assigned 3.4 bcf of natural gas and 341 mbbls of crude oil and NGLs. Probable reserves in this area were evaluated by Sproule at 2.3 bcf of natural gas and 247 mbbls of crude oil and NGLs.

RESERVES

Advantage's year end 2004 reserves were evaluated in accordance with National Instrument 51-101, the new standards of disclosure for oil and gas activities as mandated by the Canadian Securities Administrators. This reporting requirement is intended to be more stringent and is designed to improve consistency and reliability of oil and gas reserve disclosure. The emphasis is placed on a conservative approach in assigning proved reserves. With NI 51-101, proved reserves are defined to have a 90% probability that actual reserves recovered will equal or exceed the assigned estimate. Probable reserves are less certain than proved reserves and it is equally likely that the actual reserves recovered will be greater or less than the sum of the estimated proved plus probable reserves. Therefore, under NI 51-101, proved plus probable reserves are considered to represent the most realistic estimate of company reserves.

Sproule Associates Limited evaluated 91% of the total proved plus probable value of year end reserves and audited all internally evaluated reserves in accordance with NI 51-101. The following table summarizes the Fund's working interest reserves, excluding royalty interest reserves of approximately 848 mboe.

Working Interest Reserves Summary as at December 31, 2004 using Sproule price and cost forecasts

	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Proved					
Developed Producing	11,714.2	1,562.4	2,601.3	186,137	46,901
Developed Non-producing	490.8	0.0	134.8	9,494	2,207
Undeveloped	3,262.6	0.0	376.7	15,764	6,267
Total Proved	**15,467.6**	**1,562.4**	**3,112.8**	**211,395**	**55,375**
Probable	11,318.6	624.1	1,874.1	82,552	27,576
Total Proved + Probable	**26,786.2**	**2,186.5**	**4,986.9**	**293,946**	**82,951**

Net Present Value of Future Net Revenue using Sproule price and cost forecasts ($000)

	Before Income Taxes Discounted at		
	0%	5%	10%
Proved			
Developed Producing	$ 984,488	$ 739,592	$ 613,438
Developed Non-producing	38,209	30,840	25,880
Undeveloped	83,899	62,320	44,808
Total proved	**1,106,596**	**832,752**	**684,126**
Probable	563,512	302,457	200,968
Total Proved + Probable	**$ 1,670,108**	**$ 1,135,209**	**$ 885,094**

Sproule Price Forecasts

The present value of future cash flow at December 31, 2004 was based upon crude oil and natural gas pricing assumptions prepared by Sproule Associates Limited effective December 31, 2004. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. The price assumptions used over the next five years are summarized in the table below:

Year	WTI Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Alberta Plantgate Natural Gas ($Cdn/mmbtu)	Henry Hub Natural Gas ($US/mmbtu)	Exchange Rate ($US/$Cdn)
2005	$ 44.29	$ 51.25	$ 6.76	$ 6.74	$0.84
2006	$ 41.60	$ 48.03	$ 6.45	$ 6.48	$0.84
2007	$ 37.09	$ 42.64	$ 6.00	$ 6.08	$0.84
2008	$ 33.46	$ 38.31	$ 5.55	$ 5.70	$0.84
2009	$ 31.84	$ 36.36	$ 5.21	$ 5.41	$0.84

Working Interest Reserves Reconciliation using Sproule price and cost forecasts

Proved	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Opening balance Dec. 31, 2003	**6,415**	**5**	**1,841**	**184,423**	**38,998**
Extensions	2,178	0	427	4,855	3,414
Improved recovery	0	0	0	0	0
Discoveries	0	0	0	0	0
Economic factors	249	65	15	1,845	637
Technical revisions	256	358	80	940	850
Acquisitions	8,021	1,255	1,053	50,666	18,773
Dispositions	(196)	0	(7)	(86)	(217)
Production	(1,455)	(121)	(296)	(31,248)	(7,080)
Closing balance at Dec. 31, 2004	**15,468**	**1,562**	**3,113**	**211,395**	**55,375**

Proved + Probable	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Opening balance Dec. 31, 2003	**11,053**	**6**	**2,638**	**237,441**	**53,271**
Extensions	3,364	0	733	8,795	5,563
Improved recovery	0	0	0	0	0
Discoveries	0	0	0	0	0
Economic factors	341	92	25	2,648	900
Technical revisions	87	694	296	3,887	1,723
Acquisitions	13,838	1,516	1,608	72,651	29,071
Dispositions	(442)	0	(17)	(227)	(497)
Production	(1,455)	(121)	(296)	(31,248)	(7,080)
Closing balance at Dec. 31, 2004	**26,786**	**2,187**	**4,987**	**293,947**	**82,951**

Net Asset Value using Sproule price and cost forecasts

($000, except per Unit amounts)	5%	10%
Present value proved and probable reserves	$ 1,135.2	$ 885.1
Undeveloped acreage and seismic [1]	19.2	19.2
Working capital (deficit) net of cash distributions payable to Unitholders	(27.4)	(27.4)
Bank debt [2]	(159.1)	(159.1)
Net asset value	**$ 967.9**	**$ 717.8**
Net asset value per Unit [3]	**$ 14.88**	**$ 11.04**

[1] Land at $50 per acre
[2] *Net of proceeds related to the issuance of 5.25 million Units on February 9, 2005*
[3] Based on fully diluted Units outstanding at December 31, 2004 plus 6.0 million Units issued subsequent to year end

Working Interest Reserves Summary as at December 31, 2004 using Sproule Constant price assumptions

	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Proved					
Developed Producing	11,880.9	1,456.2	2,628.9	189,026	47,470
Developed Non-producing	491.0	0.0	134.8	9,497	2,209
Undeveloped	3,271.1	0.0	376.5	15,813	6,283
Total Proved	**15,643.0**	**1,456.2**	**3,140.2**	**214,335**	**55,962**
Probable	11,501.6	597.1	1,897.7	85,562	28,257
Total Proved + Probable	**27,144.6**	**2,053.3**	**5,037.9**	**299,897**	**84,219**

Net Present Value of Future Net Revenue using Sproule Constant price assumptions
($000)

	Before Income Taxes Discounted at		
	0%	5%	10%
Proved			
Developed Producing	$ 1,146,393	$ 843,443	$ 684,199
Developed Non-producing	47,966	37,858	31,125
Undeveloped	112,906	79,814	56,660
Total Proved	**1,307,265**	**961,115**	**771,984**
Probable	654,920	361,057	240,150
Total Proved + Probable	**$ 1,962,185**	**$ 1,322,172**	**$ 1,012,134**

Sproule Constant Price Assumptions

Crude Oil:	
Edmonton Par	$ 46.51/bbl
Hardisty Bow River 24.9° API	$ 24.15/bbl
Natural Gas:	
Alberta AECO-C	$ 6.78/mmbtu
B.C. Westcoast Station 2	$ 6.68/mmbtu
Natural Gas By-Products:	
Propane	$ 36.11/bbl
Butane	$ 39.78/bbl
Pentanes Plus	$ 51.80/bbl

LAND INVENTORY AT DECEMBER 31, 2004

	Developed Acres		Undeveloped Acres	
	Gross	Net	Gross	Net
Alberta	680,245	334,110	469,438	253,338
British Columbia	96,934	18,821	24,344	7,335
Saskatchewan	30,077	21,466	142,374	124,070
Total	807,256	374,397	636,156	384,743

ENVIRONMENT, HEALTH AND SAFETY

Advantage is committed to providing a safe working environment for employees, consultants, contractors and the general public and to minimizing the environmental impact of its operations. With this commitment, Advantage will continuously review and improve policies required to maintain and ensure an ongoing excellence. Advantage is aware of environmental regulations on the release of emissions produced in association with its crude oil and natural gas operations, and believes it is in compliance with all required legislation and is taking steps to ensure this compliance is maintained. As well, Advantage is in compliance with the Alberta Energy Utilities Board in Alberta, the Oil & Gas Council in British Columbia and the Saskatchewan Industrial Resources in Saskatchewan.

Management's Discussion & Analysis

The following Management's Discussion and Analysis ("MD & A"), dated as of February 22, 2005, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Trust" or the "Fund") for the year ended December 31, 2004 and should be read in conjunction with the audited consolidated financial statements. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Total cash distributions to Unitholders for the year ended December 31, 2004 amounted to $117.7 million or $2.82 per Unit. This represents a 41% increase over 2003 cash distributions which amounted to $83.4 million or $2.71 per Unit. Cash distributions in the fourth quarter of 2004 amounted to $35.2 million or $0.75 per Unit. Since inception, the Fund has distributed $270.0 million or $8.71 per Unit. Cash distributions are dependent on the Fund's current level of production and prevailing commodity prices and are announced monthly based on cash flow available after retaining a portion for capital expenditures and debt repayment.

2004 Monthly Distributions

Cash distributions to Unitholders were declared as follows:

Period ended	Payment date	Distribution per Unit	Taxable amount per Unit	Return of capital per Unit
January 31, 2004	February 17, 2004	$ 0.23	$ 0.088	$ 0.142
February 29, 2004	March 15, 2004	$ 0.23	$ 0.088	$ 0.142
March 31, 2004	April 15, 2004	$ 0.23	$ 0.088	$ 0.142
April 30, 2004	May 17, 2004	$ 0.23	$ 0.088	$ 0.142
May 31, 2004	June 15, 2004	$ 0.23	$ 0.088	$ 0.142
June 30, 2004	July 15, 2004	$ 0.23	$ 0.088	$ 0.142
July 31, 2004	August 16, 2004	$ 0.23	$ 0.088	$ 0.142
August 31, 2004	September 15, 2004	$ 0.23	$ 0.088	$ 0.142
September 30, 2004	October 15, 2004	$ 0.23	$ 0.088	$ 0.142
October 31, 2004	November 15, 2004	$ 0.25	$ 0.096	$ 0.154
November 30, 2004	December 15, 2004	$ 0.25	$ 0.096	$ 0.154
December 31, 2004	January 17, 2005	$ 0.25	$ 0.096	$ 0.154
		$ 2.82	$ 1.080	$ 1.740

For US holders of Advantage Units the distributions paid in 2004 were 57.17% non-taxable return of capital and 42.83% taxable. Unitholders should consult their tax advisors as to the proper treatment of Advantage distributions for income tax purposes.

PRODUCTION

Natural gas production for the year ended December 31, 2004 averaged 77.2 mmcf/d, an increase of 34% over the 57.6 mmcf/d produced in 2003. The growth in gas production over 2003 was the result of the acquisition of MarkWest Resources on December 2, 2003 and the acquisition of the Anadarko assets on September 15, 2004. In addition, successful drilling during the year at Medicine Hat, Bantry and Shouldice areas of Alberta assisted the Fund in replacing natural production declines that occurred over the year. Natural gas production during the fourth quarter of 2004 averaged 84.3 mmcf/d. On December 21, 2004 Advantage closed the acquisition of Defiant Energy Corporation ("Defiant") which will further increase production volumes for 2005. Advantage exited 2004 producing approximately 93 mmcf/d of natural gas.

Crude oil and NGLs production in 2004 averaged 4,084 bbls/d compared with 2,756 bbls/d produced in 2003. The 48% increase in oil and NGLs production in 2004 was the result of the acquisition of MarkWest Resources on December 2, 2003 and the acquisition of the Anadarko assets which was effective September 15, 2004. In addition, production volumes increased as a result of the ongoing success of the Fund's drilling program at Nevis, Alberta. Crude oil and NGL production average 6,815 bbls/d in the fourth quarter of 2004. This increased production reflects a full quarter of production related to the Anadarko assets acquired. Including the acquisition of Defiant on December 21, 2004 the Fund's 2004 crude oil and NGL's exit production approximated 7,500 bbls/d.

Daily Production

	2004	2003	% Change
Natural gas (mcf/d)	77,188	57,631	34 %
Crude oil & NGLs (bbls/d)	4,084	2,756	48 %
Total (boe/d)	16,949	12,361	37 %

COMMODITY PRICES & MARKETING

Natural Gas

Natural gas prices for the year ended December 31, 2004 averaged $6.43/mcf ($6.08/mcf including hedging), compared to $6.30/mcf ($6.07/mcf including hedging) in the year ended December 31, 2003. Advantage's natural gas hedging program resulted in losses of $9.7 million in 2004 or $0.35/mcf compared to $4.8 million of losses or $0.23/mcf in 2003. During the fourth quarter Advantage's natural gas prices averaged $6.64/mcf ($6.09/mcf including hedging) and included $4.3 million of hedging losses. For 2005 the Fund has currently hedged 10.5 mmcf/d for the period January 1 to March 31 at a fixed price of $6.30/mcf. Natural gas prices remained strong throughout 2004 and have traded in a $5.00 to $7.50 per mcf range since the spring of 2003. Recent weakness in natural gas prices is due to reduced heating demand resulting from the extremely mild 2004/2005 winter, causing North American storage levels to be higher than normal. Advantage continues to believe that the long term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) continued tightness in supply that has resulted from increased demand and the decline in North American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the Gulf of Mexico all of which have an impact on the delicate supply/demand balance that exists. The price the Fund receives for natural gas is primarily based on the AECO benchmark price with approximately 23% of production sold to aggregators and the remainder sold on the spot market. Advantage's 2004 exit production is weighted approximately 65% towards natural gas.

Average Prices - Natural Gas ($/mcf)

	2004	2003	% Change
Advantage wellhead price	$ 6.43	$ 6.30	2 %
Advantage hedged price	$ 6.08	$ 6.07	0 %
AECO monthly index	$ 6.79	$ 6.67	2 %

Crude Oil

Crude oil and NGLs prices averaged $46.58/bbl in 2004 compared with $38.58/bbl ($38.14/bbl including hedging) in 2003. In the fourth quarter of 2004 crude oil and NGLs prices averaged $47.05/bbl. During 2004 the Fund had no crude oil hedges in place and also currently has no crude oil hedges in place on 2005 production. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and Canadian/US exchange rate. The price of WTI fluctuates based on worldwide supply and demand fundamentals. Crude oil prices continue to be strong. Factors that affect the continued strength of crude oil prices include (i) supply management by the OPEC cartel, (ii) ongoing civil unrest in the Middle East, Venezuela and Nigeria and (iii) increased world wide demand particularly in China and India. The price of WTI averaged $US41.43/bbl in 2004 compared to $US31.06/bbl in 2003.

Partially offsetting the strength of WTI oil prices in 2004 was the strength of the Canadian dollar relative to the U.S. dollar. Despite the 33% increase in U.S. denominated WTI crude oil the Fund's realized price only increased by 21% from the previous year due to the Canadian dollar's strength in 2004.

Average Prices - Crude Oil

	2004	2003	% Change
Crude oil & NGLs ($/bbl)	$ 46.58	$38.58	21 %
WTI (US$/bbl)	$ 41.43	$31.06	33 %
US$/Cdn$ exchange rate	$ 0.77	$ 0.71	8 %

HEDGING

The Fund currently has the following hedge contracts in place:

Volume	Effective Period	Price
Natural gas - AECO		
10,450 mcf/d	January 1, 2005 - March 31, 2005	$ 6.30/mcf

At December 31, 2004, the mark-to-market valuation of Advantage's outstanding hedges was a loss of $0.2 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. Advantage had no crude oil hedges in place during 2004 and is currently unhedged for 2005. Advantage has not entered into any additional hedges for 2005 at this time, however, the Fund will continue to monitor commodity markets with a view to provide cash flow stability.

ROYALTIES

Total royalties amounted to $47.8 million for the year ended December 31, 2004 or 19.0% of pre-hedged revenue compared with $28.5 million or 16.6% of pre-hedged revenue for the year ended December 31, 2003. Total royalties in the fourth quarter of 2004 amounted to $15.6 million or 19.2% of pre-hedged revenue. Total royalties are significantly higher in 2004 as a result of higher revenues. The increase in Advantage's royalty rate in 2004 is the result of the acquisition of MarkWest Resources properties in December 2003 which attract higher royalty rates than other Advantage properties. In addition, the properties acquired from Anadarko in September 2004 have higher royalty rates than the Advantage properties. The Fund expects the royalty rate to average approximately 21% for 2005

	2004	2003	% Change
Total royalties, net of Alberta Royalty Credit ($000)	$ 47,828	$ 28,491	68 %
per boe	$ 7.71	$ 6.31	22 %
As a percentage of pre-hedging revenue	19.0 %	16.6 %	14 %

OPERATING COSTS

Operating costs for the year ended December 31, 2004 amounted to $38.8 million or $6.26/boe compared with $25.6 million or $5.68/boe for the year ended December 31, 2003. Operating costs in the fourth quarter of 2004 amounted to $13.1 million or $6.81/boe. The increase in operating cost amounts reflects the 37% increase in boe production in 2004. Higher per boe operating costs in 2004 are due to the higher costs associated with the properties acquired from Anadarko in September 2004. In addition, operating costs have steadily increased over the past two years due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that has resulted from the high level of industry activity. The Fund expects per boe operating costs in 2005 to approximate $6.95 per boe.

	2004	2003	% Change
Operating costs ($000)	$ 38,808	$ 25,618	51 %
per boe	$ 6.26	$ 5.68	10 %

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative ("G&A") expense for the year ended December 31, 2004 amounted to $3.9 million or $0.62/boe compared with $3.2 million or $0.71/boe for the year ended December 31, 2003. G&A expense was higher in 2004 due to increased staff levels that resulted from the growth of the Fund. G&A expense in the fourth quarter of 2004 amounted to $1.3 million or $0.69/boe.

Management fees for the year ended December 31, 2004 amounted to $2.3 million compared to $1.7 million for the year ended December 31, 2004. On a boe basis, management fees were $0.37/boe compared to $0.37/boe in 2003. Fourth quarter 2004 management fees amounted $0.7 million or $0.38/boe. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating expenses.

The Fund Manager is entitled to earn a performance fee to the extent that the total annual return of the Fund exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price times the weighted average number of Trust Units outstanding during the year) to determine the performance fee. For the year ending December 31, 2004 the total return of the Fund was 38% (57% return in 2003) based on an opening unit price of $17.83 per unit ($13.07 per unit in 2003), a closing unit price of $21.71 per unit ($17.83 per unit in 2003) and cash distributions of $2.82 per unit for the year ($2.71 per unit in 2003). This 38% return for Unitholders resulted in a performance fee of $21.6 million in 2004 ($19.6 million in 2003). On January 19, 2004 the Fund issued 763,371 Advantage Trust Units plus $5.1 million to Advantage Investment Management Ltd. and the employees of the Fund to satisfy the performance fee obligation. The cash component of the fee payment was used by the Fund Manager to pay income taxes. The Manager does not receive any form of compensation in respect of acquisition or divestiture fees nor is there any form of stock option plan for the Manager or the employees of Advantage.

	2004	2003	% Change
General and administrative expense ($000)	$ 3,871	$ 3,216	20 %
per boe	$ 0.62	$ 0.71	(13) %
Management fees ($000)	$ 2,323	$ 1,679	38 %
per boe	$ 0.37	$ 0.37	- %
Employees at December 31	77	49	57 %

INTEREST

Interest expense on bank debt for the year ended December 31, 2004 amounted to $6.4 million comparable to the $6.4 million for the year ended December 31, 2003. Average debt levels were higher in 2004 but were offset by lower interest rates. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee. The average rate of interest on Advantage's bank debt at December 31, 2004 was approximately 4.0%.

CASH NETBACKS ($/boe)

	2004		2003	
	($000s)	($/boe)	($000s)	($/boe)
Revenue	$ 251,192	$ 40.49	$ 171,277	$ 37.96
Hedging	(9,711)	(1.57)	(5,202)	(1.15)
Royalties	(47,828)	(7.71)	(28,491)	(6.31)
Operating costs	(38,808)	(6.26)	(25,618)	(5.68)
Operating	**$ 154,845**	**$ 24.95**	**$ 111,966**	**$ 24.82**
General and administrative	(3,871)	(0.62)	(3,216)	(0.71)
Management fees	(2,323)	(0.37)	(1,679)	(0.37)
Interest expense	(6,407)	(1.03)	(6,378)	(1.41)
Taxes	(2,003)	(0.32)	(1,253)	(0.28)
Performance incentive	(5,062)	(0.82)	-	-
Cash flow from operations	**$ 135,179**	**$ 21.79**	**$ 99,440**	**$ 22.05**
Interest on convertible debentures	(8,701)	(1.40)	(4,705)	(1.04)
Cash available for distribution	**$ 126,478**	**$ 20.39**	**$ 94,735**	**$ 21.01**

DEPLETION, DEPRECIATION AND SITE RESTORATION

Depletion and depreciation of property and equipment is provided on the unit of production method based on total proved reserves. The depletion, depreciation and accretion ("D,D&A") provision for 2004 increased to $99.3 million from $54.0 million in 2003. The increased provision in 2004 is the result of higher production volumes and a higher per boe rate. The DD&A rate for the year ended December 31, 2004 was $16.00/boe compared with $11.97/boe in 2003. Included in D,D&A in 2004 is $0.9 million of accretion expense related to the asset retirement obligations. The retroactive application of the new accounting policy for asset retirement obligations requires restatement of periods, which resulted in the 2003 D,D&A expense to increase by $0.2 million compared to the previously reported expense.

TAXES

Current taxes paid or payable for the period ending December 31, 2004 primarily represent capital tax and amounted to $2.0 million, compared to $1.3 million expensed in 2003. Capital taxes are based on debt and equity levels of the Trust at the end of the year and are higher in 2004 due to Advantage's growth during the year. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next four years.

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the year ended December 31, 2004 the Fund recognized an income tax recovery of $16.4 million compared to an $18.2 million recovery in 2003. In the first quarter of 2004 the Alberta Government enacted a tax rate reduction of 1%, reducing the tax rate from 12.5% to 11.5% effective April 1, 2004. This resulted in an additional tax recovery during the first quarter of approximately $2.2 million.

In the Fund's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at December 31, 2004 the operating company had a future income tax liability balance of $112.3 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of the Defiant acquisition, Advantage recorded a future tax liability of $51.5 million.

CAPITAL EXPENDITURES

Capital expenditures including acquisitions for the year ended December 31, 2004 totalled $482.3 million net of property dispositions of $6.5 million compared to $168.6 million net of property dispositions of $6.1 million in 2003. Expenditures on property and equipment in 2004 amounted to $107.9 million. The majority of the capital expenditures were incurred on natural gas development drilling, completions and tie-ins at the Fund's Nevis, Medicine Hat, Bantry and Shouldice properties.

Capital Expenditures ($ thousands)

	2004	2003
Land and seismic	$ 3,034	$ 7,502
Drilling, completions and workovers	68,327	47,123
Well equipping and facilities	35,655	21,094
Other	877	157
	$107,893	$ 75,876
Acquisition of MarkWest Resources Canada Corp.	-	97,025
Acquisition of Anadarko Properties	179,115	-
Acquisition of Defiant Energy Corporation*	200,291	-
Property acquisitions	1,530	1,848
Property dispositions	(6,539)	(6,112)
Total capital expenditures	$482,290	$168,637

** represents consideration of $144.1 million plus net debt assumed of $56.2 million*

ACQUISITIONS

Anadarko Property Acquisition

On September 15, 2004 Advantage closed the acquisition of petroleum and natural gas properties located in central Alberta, southern Alberta and southeast Saskatchewan from Anadarko Canada Corporation for net consideration after adjustments of approximately $179.1 million. The acquisition was financed through the issuance of 3.5 million Advantage Trust Units at $18.80 per Unit, $75 million of 5 year 7.50% and $50 million of 7 year 7.75% subordinated convertible debentures. The 7.5% debentures are convertible into Advantage Trust Units at $20.25 per Unit and the 7.75% debentures are convertible into Advantage Units at $21.00 per Unit. Total net proceeds of the offering amounted to $181.8 million.

Defiant Energy Corporation

On December 21, 2004 Advantage acquired all of the issued and outstanding shares of Defiant for consideration of $144.2 million. The acquisition was financed through the issuance of 3,666,286 Advantage Trust Units, the issuance of 1,450,030 Exchangeable Shares and cash consideration of $34 million (see note 3(i) to the consolidated financial statements).

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Fund's contractual obligations and commitments:

	Payments due by period				
($ millions)	Total	2005	2006	2007	2008
Building leases	$ 4.7	$ 1.5	$ 1.4	$ 1.3	$ 0.5
Capital leases	$ 10.2	$ 2.1	$ 2.2	$ 4.7	$ 1.2
Pipeline/transportation	$ 4.5	$ 2.6	$ 1.4	$ 0.4	$ 0.1
Total contractual obligations	$ 19.4	$ 6.2	$ 5.0	$ 6.4	$ 1.8

LIQUIDITY AND CAPITAL RESOURCES

On September 14, 2004 Advantage issued 3,500,000 Advantage Trust Units at $18.80 per Unit, $75 million of 5 year 7.5% and $50 million of 7 year 7.75% subordinated convertible debentures. The 7.5% debentures are convertible into Advantage Trust Units at $20.25 per Unit and the 7.75% debentures are convertible into Advantage Units at $21.00 per Unit. Total net proceeds of the offering amounted to $181.8 million and was used to finance the acquisition of the Anadarko properties. On December 21, 2004 Advantage issued 3,666,286 Advantage Trust Units and 1,450,030 Exchangeable Shares to Defiant shareholders as partial consideration related to the acquisition of Defiant. Each Exchangeable Share issued by Advantage Oil & Gas Ltd. is exchangeable for Advantage Trust Units at any time on the basis of the applicable exchange ratio in effect at that time. The remainder of the consideration of $34 million was paid to Defiant shareholders in cash. As at December 31, 2004 the Fund had 49.7 million Trust Units outstanding. On January 19, 2005 Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance fee. On February 9, 2005 the fund issued 5,250,000 Advantage Trust Units at $21.65 per Unit. Total net proceeds of $107.6 million will be used to pay down debt incurred on the December 2004 acquisition of Defiant, to fund the 2005 capital expenditure program and to pay down bank debt.

As at February 22, 2005, Advantage has 56.6 million Trust Units and 0.6 million Exchangeable Shares issued and outstanding. The exchange ratio of the Exchangeable Shares adjusts each month on the distribution payment date and the number of Trust Units ultimately issuable will increase over time. The Exchangeable Shares are currently exchangeable for the issuance of 0.7 million Trust Units. The Trust also had $147.2 million convertible debentures outstanding at February 22, 2005 that can be immediately converted to 7.5 million Trust Units.

At December 31, 2004 Advantage had bank debt outstanding of $267.1 million. Advantage has an agreement with a syndicate of four Canadian chartered banks that provides for a $310 million facility consisting of a $300 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 28, 2005. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. At December 31, 2004 Advantage also had a working capital deficiency of $39.8 million. The following table outlines Advantage's sources and uses of funds during 2004.

Sources and Uses of Funds ($ thousands)

Sources of funds	
Cash flow from operations	$ 135,179
Units issued, net of costs	62,465
Debentures issued, net of costs	119,552
Increase in bank debt	119,500
Property dispositions	6,539
	$ 443,235
Uses of funds	
Capital expenditures	$ 107,893
Asset retirement expenditures	673
Acquisition of Defiant	31,254
Property acquisitions	180,645
Distributions paid to Unitholders	113,681
Interest paid to debenture holders	6,951
Increase in working capital and other	2,138
	$ 443,235

ANNUAL FINANCIAL INFORMATION

The following is a summary of selected financial information of the Fund for the periods indicated.

	For the year ended Dec. 31, 2004	For the year ended Dec. 31, 2003	For the year ended Dec. 31, 2002
Total revenue (before royalties) ($000)	241,481	166,075	97,837
Net income ($000)	34,463	44,024	12,095
Per unit - basic and diluted	0.63	1.29	0.41
Total assets ($000)	1,033,251	581,889	411,849
Long term financial liabilities ($000)	7,606	2,043	-
Cash distributions per unit	2.82	2.71	1.73

QUARTERLY PERFORMANCE

($thousands, except per Unit amounts)	2004				2003			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net revenues	$ 68,521	$ 48,255	$ 44,436	$ 32,227	$ 36,074	$ 34,483	$ 33,144	$33,883
Net income (loss)	$ 8,627	$ 7,102	$ 11,762	$ 6,972	$ (1,866)	$ 9,560	$ 20,752	$15,578
Net income (loss) per Unit, basic	$ 0.12	$ 0.13	$ 0.26	$ 0.13	$ (0.18)	$ 0.28	$ 0.67	$ 0.50
Net income (loss) per Unit, diluted	$ 0.12	$ 0.13	$ 0.26	$ 0.13	$ (0.18)	$ 0.28	$ 0.64	$ 0.48

The table above highlights the Trust's performance for the fourth quarter of 2004 and also for the preceding seven quarters through 2003. Net revenues are primarily impacted by commodity prices, production volumes and royalties.

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Trust.

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using highly skilled staff, focusing exploitation efforts in areas in which Advantage has existing knowledge and expertise or access to such expertise, using up to date technology to enhance methods, and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-dimensional seismography, reservoir simulation studies and horizontal drilling have been used by Advantage and will be used by Advantage to improve its ability to find, develop and produce oil and natural gas.

Operations

Advantage's operations are subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, craterings and fires, all of which could result in personal injuries, loss of life and damage to the property of the Fund and others. Advantage has both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, the Fund has liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable.

Continuing production from non-operated properties, and, to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Advantage to certain properties. A reduction of cash flow could result in such circumstances. Advantage mitigates this risk by operating a high percentage of its properties.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate and price and demand are factors beyond Advantage's control. Such fluctuations will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that Advantage may acquire. As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas. Advantage currently has a negligible natural gas hedging program and no crude oil hedges in place. The Trust mitigates risk through closely monitoring the various commodity markets and establishing hedging programs as deemed necessary.

Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Advantage will be affected by numerous factors beyond its control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas. Advantage mitigates this risk by maintaining a portfolio of assets that are geographically diversified.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Trust Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Debt Service

Advantage has credit facilities in the amount of $310 million. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to Unitholders. Although it is believed that the bank line of credit is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Advantage or that additional funds can be obtained.

The lenders have been provided with security over substantially all of the assets of Advantage. If Advantage becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lenders may foreclose on or sell the properties of the Fund.

Reserves

Although Sproule Associates Limited and the Trust have carefully prepared the reserve figures included herein and believe that the methods of estimating reserves have been verified by operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of Advantage which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Trust Units to Trust Unitholders. Trust Units will have no value once all of the oil and natural gas reserves of Advantage have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of Advantage or the properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on Advantage. There can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Depletion of Reserves

The Trust has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions of cash flow in respect of the oil and gas properties, absent commodity price increases or cost effective acquisition and development activities will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Advantage will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, Advantage's initial production levels and reserves will decline.

Advantage's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Advantage's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Advantage's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, Advantage's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Advantage is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available for distribution will be reduced.

There can be no assurance that Advantage will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

Regulatory Matters

The Corporation's operations are subject to a variety of federal and provincial laws and regulations, including laws and regulations relating to the protection of the environment.

CORPORATE GOVERNANCE

Advantage Investment Management Ltd. has been retained by the Trustee of the Fund and by Advantage Oil & Gas ("AOG") to provide advisory and management services to the Fund and to AOG. The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the Fund delegated to AOG. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $2 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities, will be made by the Board.

Computershare Trust Company of Canada, the Trustee of the Fund, has delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the Fund is a party will require the approval of the Board of Directors and, in some cases, Unitholder approval.

The Board of Directors meets regularly to review the business and affairs of the Fund and AOG and to make any required decisions.

The Board of Directors consists of eight members, six of whom are unrelated to the Fund. The Audit Committee and the Independent Reserve Evaluation Committee each have three members, all of whom are independent. The Human Resources,

Compensation and Corporate Governance Committee has four members, all of whom are independent. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund.

A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Trust's financial results and financial condition. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available, and as economic conditions impact oil and natural gas prices, operating costs, and royalty burdens change. Reserve estimates impact net income through depletion, the provision for site reclamation and abandonment and in the application of the ceiling test, whereby the value of the oil and natural gas assets are subjected to an impairment test. The reserve estimates are also used to assess the borrowing base for the Trust's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income or the borrowing base of the Trust.

FINANCIAL REPORTING AND REGULATORY UPDATE

During 2004 there were a number of changes to financial reporting and regulatory requirements. The changes that will impact Advantage are noted below.

Full Cost Accounting Guideline

In September 2003 the CICA issued Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" which is effective for fiscal years beginning on or after January 1, 2004. The new Guideline limits the carrying value of oil and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved plus probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the current cost recovery ceiling test that uses undiscounted cash flows and constant prices and costs less general and administrative and financing costs. There is no write-down of the Fund's oil and gas assets at December 31, 2004.

Asset Retirement Obligations

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage adopted the new standard in the first quarter of 2004.

Hedging Relationships

Effective for the Fund's 2004 fiscal year, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationship be identified, designated, documented and measured in order for the Fund to apply hedge accounting. All of the hedges Advantage enters into are effective economic hedges and Advantage has elected to use the fair value method of accounting for all derivative transactions as the Fund believes this method provides better information to readers of the Fund's financial statements. Effective the first quarter of 2004 Advantage recorded the fair value of the derivative financial instruments at each balance sheet date. The change in fair value from period to period has been recorded in the income statement on a separate line as unrealized gains/losses.

Stock Based Compensation

In September 2003 the CICA issued an amendment to section 3870 "Stock Based compensation and other stock based payments". The amended section is effective for years beginning on or after January 1, 2004 and requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Trust implemented this standard prospectively commencing in 2004.

Continuous Disclosure Obligations

Commencing in the first quarter of 2004 Advantage was subject to new disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument requires shorter reporting periods for filing annual and interim financial statements, MD&A and Annual Information Form (AIF). The Instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIF.

Exchangeable Shares

The Canadian Institute of Chartered Accountants issued EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC detailed the conditions under which exchangeable shares are classified as a component of equity. Exchangeable shares that do not satisfy the given criteria are shown as non-controlling interest. The Trust's interpretation is that the exchangeable shares issued for the acquisition of Defiant complies with the established criteria and is presented as a component of Unitholders' Equity. However, the Trust is aware that the EIC are reviewing the standard and are considering revisions to improve clarity. The Trust will reassess the accounting and presentation of exchangeable shares when a revision is finalized. Such a change could impact the accounting and presentation of exchangeable shares.

Convertible Debentures

The Trust will adopt new accounting standards concerning Financial Instruments for the 2005 fiscal year. These new accounting standards will require the Trust to include convertible debentures as a component of long-term debt. The related interest expense, currently included as a reduction in accumulated income, will be reclassified as interest expense on the Consolidated Statements of Income. This change will be adopted retroactively.

OUTLOOK

Advantage's cash available for distribution in 2005 will continue to be impacted by the volatility of crude oil and natural gas prices and the $Cdn/$US exchange rate. Advantage will continue to distribute a substantial portion of its cash flow in 2005 with the distribution level set by the Board of Directors of AOG dependent on the level of commodity prices and success of the Fund's drilling and development program and acquisition activities. In 2005, Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long term cash flow. The market for property acquisitions in 2005 will be very competitive as a result of strong commodity prices, ease of access to capital for acquiring companies, and the increased demand for production that has resulted from the larger number of trusts in the market place. Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in 2003 and 2004. Advantage's Board of Directors approved a 2005 capital expenditures budget of $82 million which will include the drilling, completion and tie-in of 70 wells, 32 of which are planned to be drilled at the Fund's Nevis property. In addition, the 2005 budget includes numerous low risk recompletion and workover projects, facility enhancements and land and seismic purchases.

The following table indicates the Fund's cash flow available for distribution sensitivity (prior to hedging) to changes in prices and production of natural gas, crude oil and NGLs, exchange rates and interest rates for 2005 based on production of 23,000 boe/d comprised of 93,000 mcf/d of natural gas and 7,500 bbls/d of crude oil and NGLs. Advantage is considerably more sensitive to changes in natural gas prices as compared to oil due to the Fund's higher natural gas weighting.

Sensitivities

	Annual Cash flow ($000)	Annual Cash flow per Unit ($/Unit)
Natural gas		
AECO price change of $0.25/mcf	$ 6,500	$ 0.12
Production change of 1,000 mcf/d	$ 1,400	$ 0.02
Crude oil and NGLs		
WTI price change of US$1.00/bbl	$ 2,600	$ 0.05
Production change of 200 bbls/d	$ 2,100	$ 0.04
Cdn$0.01 change in the Cdn$/US$ exchange rate	$ 3,500	$ 0.06
1% change in interest rates	$ 2,000	$ 0.04

Forward Looking Information

The information in this report contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

Non-GAAP Measures

Cash flow from operations and per Unit cash flow from operations and cash available for distribution and per Unit cash available for distribution are not recognized measures under the Canadian generally accepted accounting principles (GAAP). Management believes that cash flow from operations and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

Additional Information

Additional information relating to Advantage, including the annual information form, can be found on SEDAR at www.sedar.com.

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT

Advantage Energy Income Fund Management takes responsibility for the preparation and presentation of the consolidated financial statements together with the operational information contained in this report. The financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles.

Estimates have been used in the preparation of the consolidated financial statements when transactions affecting the reporting period cannot be finalized until a later date. The carrying value of oil and gas interests reflects Management's best judgement with regard to the underlying assets. Other financial information contained throughout this annual report is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal control that provides reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Fund's operating and financial results, and that the Fund's assets are safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfils its financial reporting and internal control responsibilities. The Audit Committee has reviewed the consolidated financial statements with management and KPMG LLP, the Fund's external auditors, and has reported to the Board of Directors thereon. The Board of Directors has approved these consolidated financial statements.



Kelly I. Drader
President & CEO
February 22, 2005



Peter A. Hanrahan
VP Finance & CFO

AUDITORS' REPORT

To the Unitholders of Advantage Energy Income Fund:

We have audited the consolidated balance sheets of Advantage Energy Income Fund as at December 31, 2004 and 2003 and the consolidated statements of income and accumulated income and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Calgary, Canada
February 22, 2005

Consolidated Balance Sheets

(thousands of dollars)

	December 31, 2004	December 31, 2003 (restated - note 2)
Assets		
Current assets		
Accounts receivable	$ 48,961	$ 34,181
Fixed assets (note 4)		
Property and equipment	1,190,552	675,090
Accumulated depletion and depreciation	(253,506)	(155,155)
	937,046	519,935
Goodwill (note 3)	47,244	27,773
	$ 1,033,251	$ 581,889
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 74,595	$ 52,966
Cash distributions payable to Unitholders	12,419	8,445
Current portion of capital lease obligations (note 6)	1,785	321
Hedging liability (note 10)	214	-
Bank indebtedness (note 5)	267,054	102,968
	356,067	164,700
Capital lease obligations (note 6)	7,606	2,043
Asset retirement obligations (note 7)	17,503	13,892
Future income taxes (note 9)	112,266	77,999
	493,442	258,634
Unitholders' equity		
Unitholders' capital (note 8)	536,047	302,496
Exchangeable shares (note 8)	30,842	-
Convertible debentures (note 8)	148,450	99,984
Contributed surplus (note 8)	1,036	-
Accumulated income	93,451	73,137
Accumulated cash distributions	(270,017)	(152,362)
	539,809	323,255
	$1,033,251	$ 581,889

Commitments (note 12)

Subsequent event (note 13)

see accompanying Notes to Consolidated Financial Statements

On behalf of the Board of Directors:





Rodger A. Tourigny
Director

Kelly I. Drader
Director

Consolidated Statements of Income and Accumulated Income

(thousands of dollars, except for per Unit amounts)

	For the year ended December 31, 2004	For the year ended December 31, 2003 (restated - note 2)
Revenue		
Petroleum and natural gas	$ 241,481	$ 166,075
Unrealized hedging loss (note 10)	(214)	-
Royalties, net of Alberta Royalty Credit	(47,828)	(28,491)
	193,439	137,584
Expenses		
Operating	38,808	25,618
General and administrative	3,871	3,216
Unit-based compensation (note 8)	1,036	-
Management fee (note 1)	2,323	1,679
Performance incentive (note 11)	21,632	19,592
Interest	6,407	6,378
Depletion, depreciation and accretion	99,277	54,027
	173,354	110,510
Income before taxes	20,085	27,074
Future income tax recovery (note 9)	(16,381)	(18,203)
Income and capital taxes (note 9)	2,003	1,253
	(14,378)	(16,950)
Net income	34,463	44,024
Accumulated income, beginning of year as previously reported	72,022	36,581
Effect of change in accounting for asset retirement obligations (note 2)	1,115	1,255
Accumulated income, beginning of year as restated	73,137	37,836
Costs on issuance of convertible debentures	(5,448)	(4,018)
Interest on convertible debentures	(8,701)	(4,705)
Accumulated income, end of year	$ 93,451	$ 73,137
Net income per Trust Unit (note 8)		
Basic and diluted	$ 0.63	$ 1.29

see accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(thousands of dollars)

	For the year ended December 31, 2004	For the year ended December 31, 2003 (restated - note 2)
Operating Activities		
Net income	$ 34,463	$ 44,024
Add (deduct) items not requiring cash:		
Unit-based compensation	1,036	-
Non-cash performance incentive	16,570	19,592
Future income taxes	(16,381)	(18,203)
Unrealized hedging loss	214	-
Depletion, depreciation and accretion	99,277	54,027
Funds from operations	135,179	99,440
Expenditures on asset retirement	(673)	(336)
Changes in non-cash working capital	(2,230)	(975)
Cash provided by operating activities	**132,276**	**98,129**
Financing Activities		
Units issued, net of costs	62,465	76,436
Convertible debentures issued, net of costs	119,552	85,982
Interest on convertible debentures	(6,951)	(3,935)
Increase (decrease) in bank debt	119,500	(11,254)
Reduction of capital lease obligations	(321)	-
Cash distributions to Unitholders	(113,681)	(79,815)
Cash provided by financing activities	**180,564**	**67,414**
Investing Activities		
Expenditures on property and equipment	(107,893)	(75,876)
Property acquisitions	(180,645)	(1,848)
Property dispositions	6,539	6,112
Acquisition of Defiant Energy Corporation (note 3i)	(31,254)	-
Acquisition of MarkWest Resources Canada Corp. (note 3ii)	-	(97,025)
Changes in non-cash working capital	413	3,094
Cash used in investing activities	**(312,840)**	**(165,543)**
Net change in cash	-	-
Cash, beginning of year	-	-
Cash, end of year	$ -	$ -
Supplementary cash flow information		
Interest paid	$ 6,964	$ 6,414
Taxes paid	$ 1,314	$ 858

see accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

December 31, 2004
All tabular amounts in thousands except for Units and per Unit amounts

1. BUSINESS AND STRUCTURE OF THE TRUST

Advantage Energy Income Fund ("Advantage", the "Trust" or the "Fund") was formed on May 23, 2001 as a result of the conversion of Advantage Oil & Gas Ltd. ("AOG") into a royalty trust. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to minimize exposure to exploration risk while focusing on growth through acquisition and development of producing crude oil and natural gas properties.

Advantage is an open-ended mutual fund trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated April 17, 2001 between AOG and Computershare Trust Company of Canada as trustee. The Trust commenced operations on May 24, 2001. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, AOG, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of AOG, a royalty in the producing properties of AOG (the "AOG Royalty") and notes of AOG (the "AOG Notes").

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the AOG Notes and royalty income earned from the AOG Royalty. The AOG Royalty and the AOG Notes result in the effective transfer of the economic interest in the properties of AOG to the Trust. However, while the royalty is a contractual interest in the properties owned by AOG, it does not confer ownership in the underlying resource properties.

The Trust is managed by Advantage Investment Management Ltd. (the "Manager"). The Manager receives a management fee and a performance incentive fee pursuant to a Management Agreement as approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees also include a performance incentive fee equal to 10% of the amount by which the total return to investors exceeds 8% (see note 11).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The management of Advantage Energy Income Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Trust and all wholly-owned subsidiaries, including AOG and Defiant Energy Corporation. All intercompany balances and transactions have been eliminated.

Property and equipment

(a) Petroleum and natural gas properties and related equipment

The Fund follows the full cost method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling, geological and geophysical costs and overhead expenses related to exploration and development activities.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit-of-production method based on estimated net proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. For purposes of the depletion calculation, proven petroleum and natural gas reserves are converted to a common unit-of-measure on the basis of one barrel of oil or liquids being equal to six mcf of natural gas.

The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proven undeveloped reserves. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

The Trust adopted the new accounting standard relating to full cost accounting effective January 1, 2004 and as at January 1, 2004 and December 31, 2004 no write-down to the carrying value of petroleum and natural gas assets was required. Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

(b) Furniture and equipment

The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

Asset Retirement Obligations

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property and equipment. The asset recorded is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to income in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves. The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheets	December 31, 2003	December 31, 2002
Asset retirement costs, included in property and equipment	$ 7,137	$ 3,856
Asset retirement obligations	$ 13,892	$ 7,351
Provision for future site restoration	$ (8,451)	$ (5,396)
Future income taxes	$ 581	$ 646
Accumulated income	$ 1,115	$ 1,255

Statement of Income	Year ended December 31, 2003
Accretion expense	$ 515
Depletion and depreciation on asset retirement costs	$ 997
Amortization of estimated future removal and site restoration liability	$ (1,307)
Future taxes	$ (65)
Net income impact	$ (140)
Basic net income per Unit	$ (0.00)
Diluted net income per Unit	$ (0.00)

Measurement uncertainty

The amounts recorded for depletion and depreciation of property and equipment and the provision for asset retirement obligation costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, future oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

Joint operations

The accounts of the Trust reflect its proportionate interest in exploration and production activities conducted jointly with others.

Cash distributions

Cash distributions are calculated on an accrual basis and are paid to Unitholders monthly based on cash available for distributions.

Income taxes

The Fund is a taxable trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for current income taxes relating to the Fund is included in these financial statements.

The Fund and its subsidiaries follow the liability method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantially enacted tax rates and laws expected to apply when the differences reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantially enacted.

Financial instruments

From time to time, the Fund uses various financial instruments to manage risk associated with crude oil and natural gas price fluctuations. These instruments are not used for trading or speculative purposes. Proceeds and costs realized from holding the related contracts are recognized in petroleum and natural gas revenues at the time that each transaction under a contract is settled.

Effective January 1, 2004, CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Advantage has chosen not to apply hedge accounting and will instead use the fair value method based on future market prices and other relevant factors. This method requires the fair value of the derivative financial instruments be recorded at each balance sheet date (see note 10).

Goodwill

Goodwill is the excess purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized. Goodwill impairment is assessed at year-end, or as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value, a goodwill impairment loss is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

Unit-based compensation

The Trust has a unit-based compensation plan (the "Plan") for external directors of the Trust, which is described in note 8. Advantage accounts for its grants under the Plan in accordance with the fair value based method of accounting for stock-based compensation. The exercise price of the rights granted under the Plan is based on the market price at that time and is reduced in future periods by distributions paid on the outstanding Trust Units in accordance with the terms of the Plan.

Since awards under the Plan are vested immediately, associated compensation expense is recognized in the current period earnings and estimated forfeiture rates for such rights are not incorporated within the determination of fair value. The compensation expense results in the creation of contributed surplus until the rights are exercised. Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in Unitholders' capital.

Exchangeable Shares

The Canadian Institute of Chartered Accountants issued EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC detailed the conditions under which exchangeable shares are classified as a component of equity. Exchangeable shares that do not satisfy the given criteria are shown as non-controlling interest. The Trust's interpretation is that the exchangeable shares issued for the acquisition of Defiant complies with the established criteria and is presented as a component of Unitholders' Equity. However, the Trust is aware that the EIC are reviewing the standard and are considering revisions to improve clarity. The Trust will reassess the accounting and presentation of exchangeable shares when a revision is finalized. Such a change could impact the accounting and presentation of exchangeable shares.

Per Unit amounts

Net income per unit is calculated using the weighted average number of Units outstanding during the year, including Exchangeable Shares. Diluted net income per unit is calculated using the treasury stock method to determine the dilutive effect of unit-based compensation.

Revenue recognition

Petroleum and natural gas revenues are recognized when the title and risks pass to the purchaser.

3. ACQUISITIONS

(i) Defiant Energy Corporation

On December 21, 2004 Advantage acquired all of the issued and outstanding shares of Defiant Energy Corporation ("Defiant") for consideration of $144.2 million. Defiant is a corporation that was engaged in the exploration for, and the development, acquisition and production of, natural gas and crude oil in western Canada. The acquisition is being accounted for using the purchase method with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. The purchase price has been allocated as follows:

Net assets acquired and liabilities assumed:	
Property and equipment	$232,750
Goodwill	20,328
Future income taxes	(51,505)
Bank indebtedness	(44,586)
Capital lease obligations	(7,347)
Net working capital (including cash of $4.1 million)	(4,208)
Asset retirement obligations	(1,282)
	$ 144,150

Consideration:	
Cash	$ 34,000
3,666,286 Trust Units issued	77,982
1,450,030 Exchangeable Shares issued	30,842
Acquisition costs incurred	1,326
	$144,150

The value of the Trust Units and Exchangeable Shares issued as partial consideration was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. The allocation of the purchase price is subject to refinement as certain cost estimates are realized and the tax balances are finalized.

(ii) MarkWest Resources Canada Corp.

On December 2, 2003 Advantage acquired all of the issued and outstanding shares of MarkWest Resources Canada Corp. ("MarkWest") for cash consideration of $97.0 million. The acquisition is being accounted for using the purchase method with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. The purchase price has been allocated as follows:

Net assets acquired and liabilities assumed:	
Property and equipment	$105,573
Goodwill	26,916
Net working capital	(14,027)
Capital lease obligation	(2,054)
Future income taxes	(17,635)
Future site restoration	(1,748)
	$ 97,025

Consideration:	
Cash	$ 96,769
Acquisition costs incurred	256
	$ 97,025

(iii) Asset Acquisition

On September 15, 2004 Advantage closed the acquisition of certain petroleum and natural gas properties and related assets for net consideration of $179.1 million. The asset retirement obligation assumed and recorded on this acquisition was $6.6 million.

4. FIXED ASSETS

During the year ended December 31, 2004, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $2,401,000 (2003 - $1,804,000).

Costs of $25,700,000 (2003 - $22,300,000) for unproven properties have been excluded from the calculation of depletion expense, and future development costs of $64,200,000 (2003 - $43,152,000) have been included in costs subject to depletion.

The Trust performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of property and equipment. Based on the calculation, the carrying amounts are recoverable as compared to the sum of the undiscounted cash flows expected from the production of proved reserves based on the following benchmark prices:

Year	WTI Crude Oil ($US/bbl)	Exchange Rate ($US/$Cdn)	AECO Gas ($Cdn/mmbtu)
2005	$44.29	$0.84	$6.97
2006	$41.60	$0.84	$6.66
2007	$37.09	$0.84	$6.21
2008	$33.46	$0.84	$5.73
2009	$31.84	$0.84	$5.37
Percentage change each year after 2009	1.5%	-	1.5%

Benchmark prices are adjusted for a variety of factors such as quality differentials to determine the expected price to be realized by the Trust when performing the ceiling test calculation.

5. BANK INDEBTEDNESS

Advantage has a credit facility agreement with a syndicate of Canadian chartered banks which provide for a $300 million extendible revolving loan facility and a $10 million operating loan facility. The loan's interest rate is based on either prime or bankers' acceptance rates at the Trust's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Trust's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. The credit facilities are subject to review on an annual basis, with the next review anticipated to take place in May 2005. Various borrowing options are available under the credit facilities, including prime rate-based advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period, subject to a one year term maturity as to lenders not agreeing to such annual extension. The credit facilities contain standard commercial covenants for facilities of this nature, and distributions by AOG to the Trust (and effectively by the Trust to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Trust is in default of such credit facilities or if the amount of the Trust's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the Debentures are also subordinated to indebtedness under the credit facilities and payments under the Debentures are similarly restricted.

At December 31, 2004, the effective interest rate on the outstanding amounts under the facility was approximately 4.0%.

6. CAPITAL LEASE OBLIGATIONS

The Trust has capital leases on a variety of property and equipment. Future minimum lease payments at December 31, 2004 consist of the following:

2005	$ 2,173
2006	2,174
2007	4,672
2008	1,218
	$ 10,237
Less amounts representing interest	(846)
	9,391
Current portion	(1,785)
	$ 7,606

7. ASSET RETIREMENT OBLIGATIONS

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $57.5 million which will be incurred between 2005 to 2055. A credit-adjusted risk-free rate of 7% was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Year ended December 31, 2004	Year ended December 31, 2003
Balance, beginning of year	$ 13,892	$ 7,351
Accretion expense	926	515
Liabilities incurred	3,358	6,362
Liabilities settled	(673)	(336)
Balance, end of year	$ 17,503	$ 13,892

8. UNITHOLDERS' EQUITY

(i) Unitholders' Capital

(a) Authorized

Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at December 31, 2002	28,200,945	$ 161,452
Issued for cash, net of costs	5,100,000	76,136
Issued on conversion of debentures	3,381,261	45,016
Issued on exercise of options	35,000	300
Balance at December 31, 2003	36,717,206	$ 282,904
2003 non-cash performance incentive	1,099,104	19,592
Issued for cash, net of costs	3,500,000	62,207
Issued for acquisition of Defiant, net of costs	3,666,286	77,837
Issued on conversion of debentures	4,637,187	76,534
Issued on exercise of options	55,000	403
Balance at December 31, 2004	49,674,783	$ 519,477
2004 non-cash performance incentive	763,371	16,570
	50,438,154	$ 536,047

On January 27, 2004 Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

On September 15, 2004 Advantage issued 3,500,000 Trust Units at $18.80 per Trust Unit to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

On December 21, 2004 Advantage issued 3,666,286 Trust Units as partial consideration for the acquisition of Defiant (see Note 3i).

On January 19, 2005 Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance fee.

(c) Trust Units Rights Incentive Plan

Effective June 25, 2002 a Trust Units Rights Incentive Plan for external directors of the Fund was established and approved by the Unitholders of Advantage. A total of 500,000 Trust Units have been reserved for issuance under the plan. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years with all rights vesting immediately upon grant. At the option of the rights holder the exercise price of the rights can be adjusted downwards over time based upon distributions made by the Trust to Unitholders.

The Trust has elected to prospectively adopt amendments to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan.

	Series A		Series B	
	Number	Price	Number	Price
Balance at December 31, 2002	175,000	$ 10.58	-	-
Exercised	(35,000)	-	-	-
Reduction of exercise price	-	(2.71)	-	-
Balance at December 31, 2003	140,000	$ 7.87	-	-
Exercised	(55,000)	-	-	-
Issued	-	-	225,000	$ 18.42
Reduction of exercise price	-	(2.82)	-	(1.67)
Balance at December 31, 2004	85,000	$ 5.05	225,000	$ 16.75

On June 17, 2004 the Fund issued 225,000 Series B Trust Unit rights to the independent directors of Advantage at a price of $18.42 per right. During the second quarter the Fund recorded a non-cash stock-based compensation expense of $1.0 million to recognize the fair value of the rights granted. As the rights vested immediately and are fully exercisable, no further expense will be recognized related to the rights issuance. No Trust Unit rights were issued in 2003 and there was no compensation expense recorded.

The Series A Trust Unit rights were issued in 2002 and the Trust was unable to determine the fair value for the rights granted under the Plan at that time. The Trust has disclosed pro forma results as if the Trust followed the intrinsic value methodology in accounting for such rights. The intrinsic value methodology would result in recording compensation expense for the rights based on the underlying Trust Unit price at the date of exercise or at the date of the financial statements for unexercised rights as compared to the exercise price.

Pro Forma Results	2004	2003
		(restated - note 2)
Net income as reported	$ 34,463	$ 44,024
Less compensation expense for rights issued in 2002	701	1,000
Pro Forma net income	$ 33,762	$ 43,024
Net income per Trust Unit - basic and diluted		
As reported	$ 0.63	$ 1.29
Pro Forma	$ 0.61	$ 1.26

(ii) Exchangeable Shares

(a) Authorized

AOG is authorized to issue an unlimited number of non-voting Exchangeable Shares.

(b) Issued

	Number of Shares	Amount
Issued for acquisition of Defiant	1,450,030	$ 30,842
Balance at December 31, 2004	1,450,030	$ 30,842

As partial consideration for the acquisition of Defiant which closed on December 21, 2004, AOG issued 1,450,030 Exchangeable Shares (see note 3i). Each Exchangeable Share issued by AOG is exchangeable for Advantage Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to one at December 31, 2004 and will be increased on each date that a distribution is paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five day weighted average unit price preceding the record date. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada.

The Exchangeable Shares will not be entitled to any vote at meetings of shareholders of AOG but will, through a Special Voting Unit of Advantage held by the Trustee as trustee under the Voting and Exchange Trust Agreement, be entitled to vote (on the basis of the number of votes equal to the number of Advantage Trust Units into which the Exchangeable Shares are then exchangeable) with the holders of Advantage Trust Units as a class. The Exchangeable Shares will be redeemable by AOG, in certain circumstances, and will be retractable by holders of Exchangeable Shares, in certain circumstances. Exchangeable Shares not previously redeemed or retracted will be redeemed by AOG or purchased by Advantage on January 15, 2008. If the number of exchangeable shares outstanding is less than 100,000, the Trust can elect to redeem the Exchangeable Shares for Trust Units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date. It is not anticipated that dividends will be declared or paid on the Exchangeable Shares.

(iii) Convertible Debentures

Interest Rate	Conversion Price per Unit	Maturity Date	Balance at Dec. 31, 2003	Issued	Converted to Trust Units	Balance at Dec. 31, 2004
10.00%	$ 13.30	Nov. 1/07	$ 10,214	$ -	$ 6,090	$ 4,124
9.00%	$ 17.00	Aug. 1/08	30,000	-	18,891	11,109
8.25%	$ 16.50	Feb. 1/09	59,770	-	46,538	13,232
7.75%	$ 21.00	Dec. 1/11	-	50,000	-	50,000
7.50%	$ 20.25	Oct. 1/09	-	75,000	5,015	69,985
			$ 99,984	$ 125,000	$ 76,534	$ 148,450

The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at the applicable conversion price per Unit plus accrued and unpaid interest. Issue costs associated with the convertible debentures are charged to accumulated income.

On September 15, 2004 Advantage issued $75 million principal amount of 7.50% convertible unsecured subordinated debentures and $50 million principal amount of 7.75% convertible unsecured subordinated debentures to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the year ended December 31, 2004 $76,534,000 debentures were converted resulting in the issuance of 4,637,187 Advantage Trust Units.

(iv) Per Unit Amounts

The calculation of net income per Trust Unit is based on the basic and diluted weighted average number of Trust Units outstanding during the year ended December 31, 2004 of 41,051,888 and 47,126,467 respectively and basic and diluted Trust Units outstanding of 30,536,236 and 34,040,645 respectively for the year ending December 31, 2003. Exchangeable Shares are included within the calculation of basic and diluted weighted average Trust Units outstanding. Net income is reduced by interest on convertible debentures for determination of net income per basic Trust Unit.

9. INCOME TAXES

The taxable income of the Fund is comprised of interest income related to the AOG Notes and royalty income from the AOG Royalty less deductions for Canadian Oil and Gas Property Expense and Unit issue costs.

The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

	For the year ended Dec. 31, 2004	For the year ended Dec. 31, 2003
		(restated - note 2)
Income before taxes	$ 20,085	$ 27,074
Expected income tax expense at statutory rates	6,796	11,047
Increase (decrease) in income taxes resulting from:		
Non-deductible Crown charges	7,537	7,029
Resource allowance	(8,766)	(8,798)
Amounts included in trust income and other	(21,948)	(27,481)
Future income tax recovery	(16,381)	(18,203)
Income and capital taxes	2,003	1,253
	$ (14,378)	$(16,950)

The components of the future income tax liability at December 31 are as follows:

	2004	2003
		(restated - note 2)
Property and equipment in excess of tax basis	$ 127,130	$ 90,681
Asset retirement obligation	(6,126)	(4,736)
Non-capital tax loss carry forward	(7,356)	(8,327)
Other	(1,382)	381
Future income tax liability	$ 112,266	$ 77,999

The Fund has non-capital tax loss carry forward of approximately $21.0 million of which $0.3 million expires in 2006, $12.5 million in 2009 and $8.2 million in 2010.

10. FINANCIAL INSTRUMENTS

Financial instruments of the Fund consist of accounts receivable, accounts payable and accrued liabilities, cash distributions payable and capital lease obligations. As at December 31, 2004, there are no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of the financial instruments due to the short terms to maturity and the floating interest rate on the bank debt. Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to normal industry credit risks. The Trust is also exposed to interest rate risks to the extent that bank debt is at a floating rate of interest.

The Fund uses various types of derivative financial instruments to reduce its exposure to fluctuations in commodity prices. The fair value of these derivative instruments are based on an estimate of the amounts that would have been paid to or received from counterparties to settle these instruments. The Fund is exposed to losses in the event of default by the counterparties to these instruments. The Fund manages this risk by dealing with financially sound counterparties.

As at December 31, 2004 the Fund had the following outstanding hedge contract:

Volume	Effective Period	Price
Natural gas - AECO		
10,450 mcf/d	January 1, 2005 - March 31, 2005	$ 6.30/mcf

As at December 31, 2004 the settlement value of the hedge outstanding was approximately $0.2 million and has been charged to income as an unrealized hedging loss.

11. PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund.

The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return was calculated at the end of the year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2004 opening and closing Unit prices were $17.83 and $21.71 respectively (2003 opening and closing Unit prices of $13.07 and $17.83 respectively). Cash distribution for the year amounted to $2.82 per Trust Unit (2003 distribution of $2.71 per Trust Unit). Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance incentive. The performance incentive fee for 2004 was $21.6 million ($19.6 million in 2003). On January 19, 2005 the Fund issued 763,371 Advantage Trust Units to satisfy $16.6 million of the performance fee obligation. The remaining balance of the performance fee obligation was settled in cash. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

12. COMMITMENTS

Advantage has lease commitments relating to office buildings. The estimated annual minimum operating lease rental payments for the buildings, after deducting sublease income are as follows:

2005	$ 1,479
2006	1,355
2007	1,321
2008	541
	$ 4,696

13. SUBSEQUENT EVENT

On February 9, 2005 Advantage issued 5,250,000 Trust Units at $21.65 per Trust Unit for net proceeds of $107.6 million (net of Underwriters' fees and other issue costs of $6.1 million). The net proceeds of the offering will be used to pay down debt incurred in the acquisition of Defiant, for 2005 capital expenditures and for general corporate purposes.

Directors

Gary F. Bourgeois
Kelly I. Drader
Ronald A. McIntosh
Roderick M. Myers
Carol D. Pennycook
Steven Sharpe
Lamont C. Tolley
Rodger A. Tourigny

Officers

Kelly I. Drader
President & CEO
Patrick J. Cairns
Senior Vice President
Gary F. Bourgeois
Vice President, Corporate Development
Peter A. Hanrahan
Vice President, Finance & CFO
Rick P. Mazurkewich
Vice President, Operations
Weldon M. Kary
Vice President, Exploitation

Corporate Offices

Petro-Canada Centre
Suite 3100,
150 - 6 Avenue SW
Calgary, Alberta T2P 3Y7
(403) 261-8810

The Exchange Tower
130 King Street West, Suite 1800
P.O. Box 427
Toronto, Ontario M5X 1E3
(416) 945-6636

Transfer Agent

Computershare Trust Company of Canada

Corporate Secretary

Jay P. Reid
Partner, Burnet, Duckworth and Palmer LLP

Operating Company

Advantage Oil & Gas Ltd.

Auditors

KPMG LLP

Bankers

The Bank of Nova Scotia
National Bank of Canada
Bank of Montreal
Royal Bank of Canada

Independent Reserve Evaluators

Sproule Associates Limited

Legal Counsel

Burnet, Duckworth and Palmer LLP

Toronto Stock Exchange Trading Symbols

Trust Units: AVN.UN
10% Convertible Debentures: AVN.DB
9% Convertible Debentures: AVN.DBA
8.25% Convertible Debentures: AVN.DBB
7.5% Convertible Debentures: AVN.DBC
7.75% Convertible Debentures: AVN.DBD

Contact Us

Toll free: 1-866-393-0393
Visit our website at www.advantageincome.com

Abbreviations

AECO - Alberta Energy Company interconnect with the Nova System
API - American Petroleum Institute
bbls - barrels
mbbls - thousand barrels
mmbbls - million barrels
bbls/d - barrels per day
boe - barrels of oil equivalent (6 mcf = 1 bbl)
mboe - thousand barrels of oil equivalent
boe/d - barrels of oil equivalent per day
bcf - billion cubic feet
mcf - thousand cubic feet
mmcf - million cubic feet
mcf/d - thousand cubic feet per day
mmbtu - million British thermal units
gj - gigajoules
NGLs - natural gas liquids
WTI - West Texas Intermediate

Conversion & Equivalency Factors

To convert from	to	multiply by
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
GJ	mcf	1.055
bbls	cubic metres	0.159
cubic metres	bbls	6.293
feet	metres	0.305
metres	feet	3.281
miles	kilometres	0.621
acres	hectares	0.405
hectares	acres	2.5



ADVANTAGE

ENERGY INCOME FUND

Suite 3100, 150 - 6 Avenue SW
Calgary, Alberta
T2P 3Y7
Telephone: (403) 261-8810
Toll Free: 1-866-393-0393
www.advantageincome.com

ADVANTAGE

ENERGY INCOME FUND

2004 Management's Discussion & Analysis

The following Management's Discussion and Analysis ("MD & A"), dated as of February 22, 2005, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Trust" or the "Fund") for the year ended December 31, 2004 and should be read in conjunction with the audited consolidated financial statements. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Total cash distributions to Unitholders for the year ended December 31, 2004 amounted to $117.7 million or $2.82 per Unit. This represents a 41% increase over 2003 cash distributions which amounted to $83.4 million or $2.71 per Unit. Cash distributions in the fourth quarter of 2004 amounted to $35.2 million or $0.75 per Unit. Since inception, the Fund has distributed $270.0 million or $8.71 per Unit. Cash distributions are dependent on the Fund's current level of production and prevailing commodity prices and are announced monthly based on cash flow available after retaining a portion for capital expenditures and debt repayment.

2004 Monthly Distributions

Cash distributions to Unitholders were declared as follows:

Period ended	Payment date	Distribution per Unit	Taxable amount per Unit	Return of capital per Unit
January 31, 2004	February 17, 2004	$ 0.23	$ 0.088	$ 0.142
February 29, 2004	March 15, 2004	$ 0.23	$ 0.088	$ 0.142
March 31, 2004	April 15, 2004	$ 0.23	$ 0.088	$ 0.142
April 30, 2004	May 17, 2004	$ 0.23	$ 0.088	$ 0.142
May 31, 2004	June 15, 2004	$ 0.23	$ 0.088	$ 0.142
June 30, 2004	July 15, 2004	$ 0.23	$ 0.088	$ 0.142
July 31, 2004	August 16, 2004	$ 0.23	$ 0.088	$ 0.142
August 31, 2004	September 15, 2004	$ 0.23	$ 0.088	$ 0.142
September 30, 2004	October 15, 2004	$ 0.23	$ 0.088	$ 0.142
October 31, 2004	November 15, 2004	$ 0.25	$ 0.096	$ 0.154
November 30, 2004	December 15, 2004	$ 0.25	$ 0.096	$ 0.154
December 31, 2004	January 17, 2005	$ 0.25	$ 0.096	$ 0.154
		$ 2.82	$ 1.080	$ 1.740

For US holders of Advantage Units the distributions paid in 2004 were 57.17% non-taxable return of capital and 42.83% taxable. Unitholders should consult their tax advisors as to the proper treatment of Advantage distributions for income tax purposes.

PRODUCTION

Natural gas production for the year ended December 31, 2004 averaged 77.2 mmcf/d, an increase of 34% over the 57.6 mmcf/d produced in 2003. The growth in gas production over 2003 was the result of the acquisition of MarkWest Resources on December 2, 2003 and the acquisition of the Anadarko assets on September 15, 2004. In addition, successful drilling during the year at Medicine Hat, Bantry and Shouldice areas of Alberta assisted the Fund in replacing natural production declines that occurred over the year. Natural gas production during the fourth quarter of 2004 averaged 84.3 mmcf/d. On December 21, 2004 Advantage closed the acquisition of Defiant Energy Corporation ("Defiant") which will further increase production volumes for 2005. Advantage exited 2004 producing approximately 93 mmcf/d of natural gas.

Crude oil and NGLs production in 2004 averaged 4,084 bbls/d compared with 2,756 bbls/d produced in 2003. The 48% increase in oil and NGLs production in 2004 was the result of the acquisition of MarkWest Resources on December 2, 2003 and the acquisition of the Anadarko assets which was effective September 15, 2004. In addition, production volumes increased as a result of the ongoing success of the Fund's drilling program at Nevis, Alberta. Crude oil and NGL production average 6,815 bbls/d in the fourth quarter of 2004. This increased production reflects a full quarter of production related to the Anadarko assets acquired. Including the acquisition of Defiant on December 21, 2004 the Fund's 2004 crude oil and NGL's exit production approximated 7,500 bbls/d.

Daily Production

	2004	2003	% Change
Natural gas (mcf/d)	77,188	57,631	34 %
Crude oil & NGLs (bbls/d)	4,084	2,756	48 %
Total (boe/d)	**16,949**	**12,361**	**37 %**

COMMODITY PRICES & MARKETING

Natural Gas

Natural gas prices for the year ended December 31, 2004 averaged $6.43/mcf ($6.08/mcf including hedging), compared to $6.30/mcf ($6.07/mcf including hedging) in the year ended December 31, 2003. Advantage's natural gas hedging program resulted in losses of $9.7 million in 2004 or $0.35/mcf compared to $4.8 million of losses or $0.23/mcf in 2003. During the fourth quarter Advantage's natural gas prices averaged $6.64/mcf ($6.09/mcf including hedging) and included $4.3 million of hedging losses. For 2005 the Fund has currently hedged 10.5 mmcf/d for the period January 1 to March 31 at a fixed price of $6.30/mcf. Natural gas prices remained strong throughout 2004 and have traded in a $5.00 to $7.50 per mcf range since the spring of 2003. Recent weakness in natural gas prices is due to reduced heating demand resulting from the extremely mild 2004/2005 winter, causing North American storage levels to be higher than normal. Advantage continues to believe that the long term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) continued tightness in supply that has resulted from increased demand and the decline in North American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the Gulf of Mexico all of which have an impact on the delicate supply/demand balance that exists. The price the Fund receives for natural gas is primarily based on the AECO benchmark price with approximately 23% of production sold to aggregators and the remainder sold on the spot market. Advantage's 2004 exit production is weighted approximately 65% towards natural gas.

Average Prices - Natural Gas ($/mcf)

	2004	2003	% Change
Advantage wellhead price	$ 6.43	$ 6.30	2 %
Advantage hedged price	$ 6.08	$ 6.07	0 %
AECO monthly index	$ 6.79	$ 6.67	2 %

Crude Oil

Crude oil and NGLs prices averaged $46.58/bbl in 2004 compared with $38.58/bbl ($38.14/bbl including hedging) in 2003. In the fourth quarter of 2004 crude oil and NGLs prices averaged $47.05/bbl. During 2004 the Fund had no crude oil hedges in place and also currently has no crude oil hedges in place on 2005 production. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and Canadian/US exchange rate. The price of WTI fluctuates based on worldwide supply and demand fundamentals. Crude oil prices continue to be strong. Factors that affect the continued strength of crude oil prices include (i) supply management by the OPEC cartel, (ii) ongoing civil unrest in the Middle East, Venezuela and Nigeria and (iii) increased world wide demand particularly in China and India. The price of WTI averaged $US41.43/bbl in 2004 compared to $US31.06/bbl in 2003.

Partially offsetting the strength of WTI oil prices in 2004 was the strength of the Canadian dollar relative to the U.S. dollar. Despite the 33% increase in U.S. denominated WTI crude oil the Fund's realized price only increased by 21% from the previous year due to the Canadian dollar's strength in 2004.

Average Prices - Crude Oil

	2004	2003	% Change
Crude oil & NGLs ($/bbl)	$ 46.58	$38.58	21 %
WTI (US$/bbl)	$ 41.43	$31.06	33 %
US$/Cdn$ exchange rate	$ 0.77	$ 0.71	8 %

HEDGING

The Fund currently has the following hedge contracts in place:

Volume	Effective Period	Price
Natural gas - AECO		
10,450 mcf/d	January 1, 2005 - March 31, 2005	$ 6.30/mcf

At December 31, 2004, the mark-to-market valuation of Advantage's outstanding hedges was a loss of $0.2 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. Advantage had no crude oil hedges in place during 2004 and is currently unhedged for 2005. Advantage has not entered into any additional hedges for 2005 at this time, however, the Fund will continue to monitor commodity markets with a view to provide cash flow stability.

ROYALTIES

Total royalties amounted to $47.8 million for the year ended December 31, 2004 or 19.0% of pre-hedged revenue compared with $28.5 million or 16.6% of pre-hedged revenue for the year ended December 31, 2003. Total royalties in the fourth quarter of 2004 amounted to $15.6 million or 19.2% of pre-hedged revenue. Total royalties are significantly higher in 2004 as a result of higher revenues. The increase in Advantage's royalty rate in 2004 is the result of the acquisition of MarkWest Resources properties in December 2003 which attract higher royalty rates than other Advantage properties. In addition, the properties acquired from Anadarko in September 2004 have higher royalty rates than the Advantage properties. The Fund expects the royalty rate to average approximately 21% for 2005

	2004	2003	% Change
Total royalties, net of Alberta Royalty Credit ($000)	$ 47,828	$ 28,491	68 %
per boe	$ 7.71	$ 6.31	22 %
As a percentage of pre-hedging revenue	19.0 %	16.6 %	14 %

OPERATING COSTS

Operating costs for the year ended December 31, 2004 amounted to $38.8 million or $6.26/boe compared with $25.6 million or $5.68/boe for the year ended December 31, 2003. Operating costs in the fourth quarter of 2004 amounted to $13.1 million or $6.81/boe. The increase in operating cost amounts reflects the 37% increase in boe production in 2004. Higher per boe operating costs in 2004 are due to the higher costs associated with the properties acquired from Anadarko in September 2004. In addition, operating costs have steadily increased over the past two years due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that has resulted from the high level of industry activity. The Fund expects per boe operating costs in 2005 to approximate $6.95 per boe.

	2004	2003	% Change
Operating costs ($000)	$ 38,808	$ 25,618	51 %
per boe	$ 6.26	$ 5.68	10 %

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative ("G&A") expense for the year ended December 31, 2004 amounted to $3.9 million or $0.62/boe compared with $3.2 million or $0.71/boe for the year ended December 31, 2003. G&A expense was higher in 2004 due to increased staff levels that resulted from the growth of the Fund. G&A expense in the fourth quarter of 2004 amounted to $1.3 million or $0.69/boe.

Management fees for the year ended December 31, 2004 amounted to $2.3 million compared to $1.7 million for the year ended December 31, 2004. On a boe basis, management fees were $0.37/boe compared to $0.37/boe in 2003. Fourth quarter 2004 management fees amounted $0.7 million or $0.38/boe. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating expenses.

The Fund Manager is entitled to earn a performance fee to the extent that the total annual return of the Fund exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price times the weighted average number of Trust Units outstanding during the year) to determine the performance fee. For the year ending December 31, 2004 the total return of the Fund was 38% (57% return in 2003) based on an opening unit price of $17.83 per unit ($13.07 per unit in 2003), a closing unit price of $21.71 per unit ($17.83 per unit in 2003) and cash distributions of $2.82 per unit for the year ($2.71 per unit in 2003). This 38% return for Unitholders resulted in a performance fee of $21.6 million in 2004 ($19.6 million in 2003). On January 19, 2004 the Fund issued 763,371 Advantage Trust Units plus $5.1 million to Advantage Investment Management Ltd. and the employees of the Fund to satisfy the performance fee obligation. The cash component of the fee payment was used by the Fund Manager to pay income taxes. The Manager does not receive any form of compensation in respect of acquisition or divestiture fees nor is there any form of stock option plan for the Manager or the employees of Advantage.

	2004	2003	% Change
General and administrative expense ($000)	$ 3,871	$ 3,216	20 %
per boe	$ 0.62	$ 0.71	(13) %
Management fees ($000)	$ 2,323	$ 1,679	38 %
per boe	$ 0.37	$ 0.37	- %
Employees at December 31	77	49	57 %

INTEREST

Interest expense on bank debt for the year ended December 31, 2004 amounted to $6.4 million comparable to the $6.4 million for the year ended December 31, 2003. Average debt levels were higher in 2004 but were offset by lower interest rates. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee. The average rate of interest on Advantage's bank debt at December 31, 2004 was approximately 4.0%.

CASH NETBACKS ($/boe)

	2004		2003	
	($000s)	($/boe)	($000s)	($/boe)
Revenue	$ 251,192	$ 40.49	$ 171,277	$ 37.96
Hedging	(9,711)	(1.57)	(5,202)	(1.15)
Royalties	(47,828)	(7.71)	(28,491)	(6.31)
Operating costs	(38,808)	(6.26)	(25,618)	(5.68)
Operating	**$ 154,845**	**$ 24.95**	**$ 111,966**	**$ 24.82**
General and administrative	(3,871)	(0.62)	(3,216)	(0.71)
Management fees	(2,323)	(0.37)	(1,679)	(0.37)
Interest expense	(6,407)	(1.03)	(6,378)	(1.41)
Taxes	(2,003)	(0.32)	(1,253)	(0.28)
Performance incentive	(5,062)	(0.82)	-	-
Cash flow from operations	**$ 135,179**	**$ 21.79**	**$ 99,440**	**$ 22.05**
Interest on convertible debentures	(8,701)	(1.40)	(4,705)	(1.04)
Cash available for distribution	**$ 126,478**	**$ 20.39**	**$ 94,735**	**$ 21.01**

DEPLETION, DEPRECIATION AND SITE RESTORATION

Depletion and depreciation of property and equipment is provided on the unit of production method based on total proved reserves. The depletion, depreciation and accretion ("D,D&A") provision for 2004 increased to $99.3 million from $54.0 million in 2003. The increased provision in 2004 is the result of higher production volumes and a higher per boe rate. The DD&A rate for the year ended December 31, 2004 was $16.00/boe compared with $11.97/boe in 2003. Included in D,D&A in 2004 is $0.9 million of accretion expense related to the asset retirement obligations. The retroactive application of the new accounting policy for asset retirement obligations requires restatement of periods, which resulted in the 2003 D,D&A expense to increase by $0.2 million compared to the previously reported expense.

TAXES

Current taxes paid or payable for the period ending December 31, 2004 primarily represent capital tax and amounted to $2.0 million, compared to $1.3 million expensed in 2003. Capital taxes are based on debt and equity levels of the Trust at the end of the year and are higher in 2004 due to Advantage's growth during the year. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next four years.

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the year ended December 31, 2004 the Fund recognized an income tax recovery of $16.4 million compared to an $18.2 million recovery in 2003. In the first quarter of 2004 the Alberta Government enacted a tax rate reduction of 1%, reducing the tax rate from 12.5% to 11.5% effective April 1, 2004. This resulted in an additional tax recovery during the first quarter of approximately $2.2 million.

In the Fund's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at December 31, 2004 the operating company had a future income tax liability balance of $112.3 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of the Defiant acquisition, Advantage recorded a future tax liability of $51.5 million.

CAPITAL EXPENDITURES

Capital expenditures including acquisitions for the year ended December 31, 2004 totalled $482.3 million net of property dispositions of $6.5 million compared to $168.6 million net of property dispositions of $6.1 million in 2003. Expenditures on property and equipment in 2004 amounted to $107.9 million. The majority of the capital expenditures were incurred on natural gas development drilling, completions and tie-ins at the Fund's Nevis, Medicine Hat, Bantry and Shouldice properties.

Capital Expenditures ($ thousands)

	2004	2003
Land and seismic	$ 3,034	$ 7,502
Drilling, completions and workovers	68,327	47,123
Well equipping and facilities	35,655	21,094
Other	877	157
	$107,893	$ 75,876
Acquisition of MarkWest Resources Canada Corp.	-	97,025
Acquisition of Anadarko Properties	179,115	-
Acquisition of Defiant Energy Corporation*	200,291	-
Property acquisitions	1,530	1,848
Property dispositions	(6,539)	(6,112)
Total capital expenditures	**$482,290**	**$168,637**

** represents consideration of $144.1 million plus net debt assumed of $56.2 million*

ACQUISITIONS

Anadarko Property Acquisition

On September 15, 2004 Advantage closed the acquisition of petroleum and natural gas properties located in central Alberta, southern Alberta and southeast Saskatchewan from Anadarko Canada Corporation for net consideration after adjustments of approximately $179.1 million. The acquisition was financed through the issuance of 3.5 million Advantage Trust Units at $18.80 per Unit, $75 million of 5 year 7.50% and $50 million of 7 year 7.75% subordinated convertible debentures. The 7.5% debentures are convertible into Advantage Trust Units at $20.25 per Unit and the 7.75% debentures are convertible into Advantage Units at $21.00 per Unit. Total net proceeds of the offering amounted to $181.8 million.

Defiant Energy Corporation

On December 21, 2004 Advantage acquired all of the issued and outstanding shares of Defiant for consideration of $144.2 million. The acquisition was financed through the issuance of 3,666,286 Advantage Trust Units, the issuance of 1,450,030 Exchangeable Shares and cash consideration of $34 million (see note 3(i) to the consolidated financial statements).

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Fund's contractual obligations and commitments:

	Payments due by period				
($ millions)	Total	2005	2006	2007	2008
Building leases	$ 4.7	$ 1.5	$ 1.4	$ 1.3	$ 0.5
Capital leases	$ 10.2	$ 2.1	$ 2.2	$ 4.7	$ 1.2
Pipeline/transportation	$ 4.5	$ 2.6	$ 1.4	$ 0.4	$ 0.1
Total contractual obligations	**$ 19.4**	**$ 6.2**	**$ 5.0**	**$ 6.4**	**$ 1.8**

LIQUIDITY AND CAPITAL RESOURCES

On September 14, 2004 Advantage issued 3,500,000 Advantage Trust Units at $18.80 per Unit, $75 million of 5 year 7.5% and $50 million of 7 year 7.75% subordinated convertible debentures. The 7.5% debentures are convertible into Advantage Trust Units at $20.25 per Unit and the 7.75% debentures are convertible into Advantage Units at $21.00 per Unit. Total net proceeds of the offering amounted to $181.8 million and was used to finance the acquisition of the Anadarko properties. On December 21, 2004 Advantage issued 3,666,286 Advantage Trust Units and 1,450,030 Exchangeable Shares to Defiant shareholders as partial consideration related to the acquisition of Defiant. Each Exchangeable Share issued by Advantage Oil & Gas Ltd. is exchangeable for Advantage Trust Units at any time on the basis of the applicable exchange ratio in effect at that time. The remainder of the consideration of $34 million was paid to Defiant shareholders in cash. As at December 31, 2004 the Fund had 49.7 million Trust Units outstanding. On January 19, 2005 Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance fee. On February 9, 2005 the fund issued 5,250,000 Advantage Trust Units at $21.65 per Unit. Total net proceeds of $107.6 million will be used to pay down debt incurred on the December 2004 acquisition of Defiant, to fund the 2005 capital expenditure program and to pay down bank debt.

As at February 22, 2005, Advantage has 56.6 million Trust Units and 0.6 million Exchangeable Shares issued and outstanding. The exchange ratio of the Exchangeable Shares adjusts each month on the distribution payment date and the number of Trust Units ultimately issuable will increase over time. The Exchangeable Shares are currently exchangeable for the issuance of 0.7 million Trust Units. The Trust also had $147.2 million convertible debentures outstanding at February 22, 2005 that can be immediately converted to 7.5 million Trust Units.

At December 31, 2004 Advantage had bank debt outstanding of $267.1 million. Advantage has an agreement with a syndicate of four Canadian chartered banks that provides for a $310 million facility consisting of a $300 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 28, 2005. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. At December 31, 2004 Advantage also had a working capital deficiency of $39.8 million. The following table outlines Advantage's sources and uses of funds during 2004.

Sources and Uses of Funds ($ thousands)

Sources of funds	
Cash flow from operations	$ 135,179
Units issued, net of costs	62,465
Debentures issued, net of costs	119,552
Increase in bank debt	119,500
Property dispositions	6,539
	$ 443,235
Uses of funds	
Capital expenditures	$ 107,893
Asset retirement expenditures	673
Acquisition of Defiant	31,254
Property acquisitions	180,645
Distributions paid to Unitholders	113,681
Interest paid to debenture holders	6,951
Increase in working capital and other	2,138
	$ 443,235

ANNUAL FINANCIAL INFORMATION

The following is a summary of selected financial information of the Fund for the periods indicated.

	For the year ended Dec. 31, 2004	For the year ended Dec. 31, 2003	For the year ended Dec. 31, 2002
Total revenue (before royalties) ($000)	241,481	166,075	97,837
Net income ($000)	34,463	44,024	12,095
Per unit - basic and diluted	0.63	1.29	0.41
Total assets ($000)	1,033,251	581,889	411,849
Long term financial liabilities ($000)	7,606	2,043	-
Cash distributions per unit	2.82	2.71	1.73

QUARTERLY PERFORMANCE

($thousands, except per Unit amounts)	2004				2003			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net revenues	$ 68,521	$ 48,255	$ 44,436	$ 32,227	$ 36,074	$ 34,483	$ 33,144	$33,883
Net income (loss)	$ 8,627	$ 7,102	$ 11,762	$ 6,972	$ (1,866)	$ 9,560	$ 20,752	$15,578
Net income (loss) per Unit, basic	$ 0.12	$ 0.13	$ 0.26	$ 0.13	$ (0.18)	$ 0.28	$ 0.67	$ 0.50
Net income (loss) per Unit, diluted	$ 0.12	$ 0.13	$ 0.26	$ 0.13	$ (0.18)	$ 0.28	$ 0.64	$ 0.48

The table above highlights the Trust's performance for the fourth quarter of 2004 and also for the preceding seven quarters through 2003. Net revenues are primarily impacted by commodity prices, production volumes and royalties.

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Trust.

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using highly skilled staff, focusing exploitation efforts in areas in which Advantage has existing knowledge and expertise or access to such expertise, using up to date technology to enhance methods, and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-dimensional seismography, reservoir simulation studies and horizontal drilling have been used by Advantage and will be used by Advantage to improve its ability to find, develop and produce oil and natural gas.

Operations

Advantage's operations are subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, craterings and fires, all of which could result in personal injuries, loss of life and damage to the property of the Fund and others. Advantage has both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, the Fund has liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable.

Continuing production from non-operated properties, and, to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Advantage to certain properties. A reduction of cash flow could result in such circumstances. Advantage mitigates this risk by operating a high percentage of its properties.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate and price and demand are factors beyond Advantage's control. Such fluctuations will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that Advantage may acquire. As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas. Advantage currently has a negligible natural gas hedging program and no crude oil hedges in place. The Trust mitigates risk through closely monitoring the various commodity markets and establishing hedging programs as deemed necessary.

Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Advantage will be affected by numerous factors beyond its control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas. Advantage mitigates this risk by maintaining a portfolio of assets that are geographically diversified.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Trust Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Debt Service

Advantage has credit facilities in the amount of $310 million. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to Unitholders. Although it is believed that the bank line of credit is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Advantage or that additional funds can be obtained.

The lenders have been provided with security over substantially all of the assets of Advantage. If Advantage becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lenders may foreclose on or sell the properties of the Fund.

Reserves

Although Sproule Associates Limited and the Trust have carefully prepared the reserve figures included herein and believe that the methods of estimating reserves have been verified by operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of Advantage which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Trust Units to Trust Unitholders. Trust Units will have no value once all of the oil and natural gas reserves of Advantage have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of Advantage or the properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on Advantage. There can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Depletion of Reserves

The Trust has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions of cash flow in respect of the oil and gas properties, absent commodity price increases or cost effective acquisition and development activities will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Advantage will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, Advantage's initial production levels and reserves will decline.

Advantage's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Advantage's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Advantage's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, Advantage's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Advantage is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available for distribution will be reduced.

There can be no assurance that Advantage will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

Regulatory Matters

The Corporation's operations are subject to a variety of federal and provincial laws and regulations, including laws and regulations relating to the protection of the environment.

CORPORATE GOVERNANCE

Advantage Investment Management Ltd. has been retained by the Trustee of the Fund and by Advantage Oil & Gas ("AOG") to provide advisory and management services to the Fund and to AOG. The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the Fund delegated to AOG. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $2 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities, will be made by the Board.

Computershare Trust Company of Canada, the Trustee of the Fund, has delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the Fund is a party will require the approval of the Board of Directors and, in some cases, Unitholder approval.

The Board of Directors meets regularly to review the business and affairs of the Fund and AOG and to make any required decisions.

The Board of Directors consists of eight members, six of whom are unrelated to the Fund. The Audit Committee and the Independent Reserve Evaluation Committee each have three members, all of whom are independent. The Human Resources,

Compensation and Corporate Governance Committee has four members, all of whom are independent. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund.

A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Trust's financial results and financial condition. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available, and as economic conditions impact oil and natural gas prices, operating costs, and royalty burdens change. Reserve estimates impact net income through depletion, the provision for site reclamation and abandonment and in the application of the ceiling test, whereby the value of the oil and natural gas assets are subjected to an impairment test. The reserve estimates are also used to assess the borrowing base for the Trust's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income or the borrowing base of the Trust.

FINANCIAL REPORTING AND REGULATORY UPDATE

During 2004 there were a number of changes to financial reporting and regulatory requirements. The changes that will impact Advantage are noted below.

Full Cost Accounting Guideline

In September 2003 the CICA issued Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" which is effective for fiscal years beginning on or after January 1, 2004. The new Guideline limits the carrying value of oil and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved plus probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the current cost recovery ceiling test that uses undiscounted cash flows and constant prices and costs less general and administrative and financing costs. There is no write-down of the Fund's oil and gas assets at December 31, 2004.

Asset Retirement Obligations

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage adopted the new standard in the first quarter of 2004.

Hedging Relationships

Effective for the Fund's 2004 fiscal year, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationship be identified, designated, documented and measured in order for the Fund to apply hedge accounting. All of the hedges Advantage enters into are effective economic hedges and Advantage has elected to use the fair value method of accounting for all derivative transactions as the Fund believes this method provides better information to readers of the Fund's financial statements. Effective the first quarter of 2004 Advantage recorded the fair value of the derivative financial instruments at each balance sheet date. The change in fair value from period to period has been recorded in the income statement on a separate line as unrealized gains/losses.

Stock Based Compensation

In September 2003 the CICA issued an amendment to section 3870 "Stock Based compensation and other stock based payments". The amended section is effective for years beginning on or after January 1, 2004 and requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Trust implemented this standard prospectively commencing in 2004.

Continuous Disclosure Obligations

Commencing in the first quarter of 2004 Advantage was subject to new disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument requires shorter reporting periods for filing annual and interim financial statements, MD&A and Annual Information Form (AIF). The Instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIF.

Exchangeable Shares

The Canadian Institute of Chartered Accountants issued EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC detailed the conditions under which exchangeable shares are classified as a component of equity. Exchangeable shares that do not satisfy the given criteria are shown as non-controlling interest. The Trust's interpretation is that the exchangeable shares issued for the acquisition of Defiant complies with the established criteria and is presented as a component of Unitholders' Equity. However, the Trust is aware that the EIC are reviewing the standard and are considering revisions to improve clarity. The Trust will reassess the accounting and presentation of exchangeable shares when a revision is finalized. Such a change could impact the accounting and presentation of exchangeable shares.

Convertible Debentures

The Trust will adopt new accounting standards concerning Financial Instruments for the 2005 fiscal year. These new accounting standards will require the Trust to include convertible debentures as a component of long-term debt. The related interest expense, currently included as a reduction in accumulated income, will be reclassified as interest expense on the Consolidated Statements of Income. This change will be adopted retroactively.

OUTLOOK

Advantage's cash available for distribution in 2005 will continue to be impacted by the volatility of crude oil and natural gas prices and the $Cdn/$US exchange rate. Advantage will continue to distribute a substantial portion of its cash flow in 2005 with the distribution level set by the Board of Directors of AOG dependent on the level of commodity prices and success of the Fund's drilling and development program and acquisition activities. In 2005, Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long term cash flow. The market for property acquisitions in 2005 will be very competitive as a result of strong commodity prices, ease of access to capital for acquiring companies, and the increased demand for production that has resulted from the larger number of trusts in the market place. Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in 2003 and 2004. Advantage's Board of Directors approved a 2005 capital expenditures budget of $82 million which will include the drilling, completion and tie-in of 70 wells, 32 of which are planned to be drilled at the Fund's Nevis property. In addition, the 2005 budget includes numerous low risk recompletion and workover projects, facility enhancements and land and seismic purchases.

The following table indicates the Fund's cash flow available for distribution sensitivity (prior to hedging) to changes in prices and production of natural gas, crude oil and NGLs, exchange rates and interest rates for 2005 based on production of 23,000 boe/d comprised of 93,000 mcf/d of natural gas and 7,500 bbls/d of crude oil and NGLs. Advantage is considerably more sensitive to changes in natural gas prices as compared to oil due to the Fund's higher natural gas weighting.

Sensitivities

	Annual Cash flow ($000)	Annual Cash flow per Unit ($/Unit)
Natural gas		
AECO price change of $0.25/mcf	$ 6,500	$ 0.12
Production change of 1,000 mcf/d	$ 1,400	$ 0.02
Crude oil and NGLs		
WTI price change of US$1.00/bbl	$ 2,600	$ 0.05
Production change of 200 bbls/d	$ 2,100	$ 0.04
Cdn$0.01 change in the Cdn$/US$ exchange rate	$ 3,500	$ 0.06
1% change in interest rates	$ 2,000	$ 0.04

Forward Looking Information

The information in this report contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

Non-GAAP Measures

Cash flow from operations and per Unit cash flow from operations and cash available for distribution and per Unit cash available for distribution are not recognized measures under the Canadian generally accepted accounting principles (GAAP). Management believes that cash flow from operations and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

Additional Information

Additional information relating to Advantage, including the annual information form, can be found on SEDAR at www.sedar.com.


ADVANTAGE

ENERGY INCOME FUND

2004 Consolidated Financial Statements

Management's Report

Advantage Energy Income Fund Management takes responsibility for the preparation and presentation of the consolidated financial statements together with the operational information contained in this report. The financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles.

Estimates have been used in the preparation of the consolidated financial statements when transactions affecting the reporting period cannot be finalized until a later date. The carrying value of oil and gas interests reflects Management's best judgement with regard to the underlying assets. Other financial information contained throughout this annual report is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal control that provides reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Fund's operating and financial results, and that the Fund's assets are safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfils its financial reporting and internal control responsibilities. The Audit Committee has reviewed the consolidated financial statements with management and KPMG LLP, the Fund's external auditors, and has reported to the Board of Directors thereon. The Board of Directors has approved these consolidated financial statements.

Kelly I. Drader
President & CEO
February 22, 2005

Peter A. Hanrahan
VP Finance & CFO


SEC MAIL PROCESSING
RECEIVED
APR 22 2005
WASH. DC
209
SECTION

Auditors' Report

To the Unitholders of Advantage Energy Income Fund:

We have audited the consolidated balance sheets of Advantage Energy Income Fund as at December 31, 2004 and 2003 and the consolidated statements of income and accumulated income and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
February 22, 2005

Consolidated Balance Sheets

(thousands of dollars)

	December 31, 2004	December 31, 2003 (restated - note 2)
Assets		
Current assets		
Accounts receivable	$ 48,961	$ 34,181
Fixed assets (note 4)		
Property and equipment	1,190,552	675,090
Accumulated depletion and depreciation	(253,506)	(155,155)
	937,046	519,935
Goodwill (note 3)	47,244	27,773
	$ 1,033,251	$ 581,889
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 74,595	$ 52,966
Cash distributions payable to Unitholders	12,419	8,445
Current portion of capital lease obligations (note 6)	1,785	321
Hedging liability (note 10)	214	-
Bank indebtedness (note 5)	267,054	102,968
	356,067	164,700
Capital lease obligations (note 6)	7,606	2,043
Asset retirement obligations (note 7)	17,503	13,892
Future income taxes (note 9)	112,266	77,999
	493,442	258,634
Unitholders' equity		
Unitholders' capital (note 8)	536,047	302,496
Exchangeable shares (note 8)	30,842	-
Convertible debentures (note 8)	148,450	99,984
Contributed surplus (note 8)	1,036	-
Accumulated income	93,451	73,137
Accumulated cash distributions	(270,017)	(152,362)
	539,809	323,255
	$1,033,251	$ 581,889

Commitments (note 12)

Subsequent event (note 13)

see accompanying Notes to Consolidated Financial Statements

On behalf of the Board of Directors:

Rodger A. Tourigny
Director

Kelly I. Drader
Director

Consolidated Statements of Income and Accumulated Income

(thousands of dollars, except for per Unit amounts)

	For the year ended December 31, 2004	For the year ended December 31, 2003 (restated - note 2)
Revenue		
Petroleum and natural gas	$ 241,481	$ 166,075
Unrealized hedging loss (note 10)	(214)	-
Royalties, net of Alberta Royalty Credit	(47,828)	(28,491)
	193,439	137,584
Expenses		
Operating	38,808	25,618
General and administrative	3,871	3,216
Unit-based compensation (note 8)	1,036	-
Management fee (note 1)	2,323	1,679
Performance incentive (note 11)	21,632	19,592
Interest	6,407	6,378
Depletion, depreciation and accretion	99,277	54,027
	173,354	110,510
Income before taxes	20,085	27,074
Future income tax recovery (note 9)	(16,381)	(18,203)
Income and capital taxes (note 9)	2,003	1,253
	(14,378)	(16,950)
Net income	34,463	44,024
Accumulated income, beginning of year as previously reported	72,022	36,581
Effect of change in accounting for asset retirement obligations (note 2)	1,115	1,255
Accumulated income, beginning of year as restated	73,137	37,836
Costs on issuance of convertible debentures	(5,448)	(4,018)
Interest on convertible debentures	(8,701)	(4,705)
Accumulated income, end of year	$ 93,451	$ 73,137
Net income per Trust Unit (note 8)		
Basic and diluted	$ 0.63	$ 1.29

see accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(thousands of dollars)

	For the year ended December 31, 2004	For the year ended December 31, 2003 (restated - note 2)
Operating Activities		
Net income	$ 34,463	$ 44,024
Add (deduct) items not requiring cash:		
Unit-based compensation	1,036	-
Non-cash performance incentive	16,570	19,592
Future income taxes	(16,381)	(18,203)
Unrealized hedging loss	214	-
Depletion, depreciation and accretion	99,277	54,027
Funds from operations	135,179	99,440
Expenditures on asset retirement	(673)	(336)
Changes in non-cash working capital	(2,230)	(975)
Cash provided by operating activities	**132,276**	**98,129**
Financing Activities		
Units issued, net of costs	62,465	76,436
Convertible debentures issued, net of costs	119,552	85,982
Interest on convertible debentures	(6,951)	(3,935)
Increase (decrease) in bank debt	119,500	(11,254)
Reduction of capital lease obligations	(321)	-
Cash distributions to Unitholders	(113,681)	(79,815)
Cash provided by financing activities	**180,564**	**67,414**
Investing Activities		
Expenditures on property and equipment	(107,893)	(75,876)
Property acquisitions	(180,645)	(1,848)
Property dispositions	6,539	6,112
Acquisition of Defiant Energy Corporation (note 3i)	(31,254)	-
Acquisition of MarkWest Resources Canada Corp. (note 3ii)	-	(97,025)
Changes in non-cash working capital	413	3,094
Cash used in investing activities	**(312,840)**	**(165,543)**
Net change in cash	-	-
Cash, beginning of year	-	-
Cash, end of year	$ -	$ -
Supplementary cash flow information		
Interest paid	$ 6,964	$ 6,414
Taxes paid	$ 1,314	$ 858

see accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

December 31, 2004
All tabular amounts in thousands except for Units and per Unit amounts

1. Business and Structure of the Trust

Advantage Energy Income Fund ("Advantage", the "Trust" or the "Fund") was formed on May 23, 2001 as a result of the conversion of Advantage Oil & Gas Ltd. ("AOG") into a royalty trust. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to minimize exposure to exploration risk while focusing on growth through acquisition and development of producing crude oil and natural gas properties.

Advantage is an open-ended mutual fund trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated April 17, 2001 between AOG and Computershare Trust Company of Canada as trustee. The Trust commenced operations on May 24, 2001. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, AOG, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of AOG, a royalty in the producing properties of AOG (the "AOG Royalty") and notes of AOG (the "AOG Notes").

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the AOG Notes and royalty income earned from the AOG Royalty. The AOG Royalty and the AOG Notes result in the effective transfer of the economic interest in the properties of AOG to the Trust. However, while the royalty is a contractual interest in the properties owned by AOG, it does not confer ownership in the underlying resource properties.

The Trust is managed by Advantage Investment Management Ltd. (the "Manager"). The Manager receives a management fee and a performance incentive fee pursuant to a Management Agreement as approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees also include a performance incentive fee equal to 10% of the amount by which the total return to investors exceeds 8% (see note 11).

2. Summary of Significant Accounting Policies

The management of Advantage Energy Income Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Trust and all wholly-owned subsidiaries, including AOG and Defiant Energy Corporation. All intercompany balances and transactions have been eliminated.

Property and equipment

(a) Petroleum and natural gas properties and related equipment

The Fund follows the full cost method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling, geological and geophysical costs and overhead expenses related to exploration and development activities.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit-of-production method based on estimated net proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. For purposes of the depletion calculation, proven petroleum and natural gas reserves are converted to a common unit-of-measure on the basis of one barrel of oil or liquids being equal to six mcf of natural gas.

The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proven undeveloped reserves. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

The Trust adopted the new accounting standard relating to full cost accounting effective January 1, 2004 and as at January 1, 2004 and December 31, 2004 no write-down to the carrying value of petroleum and natural gas assets was required. Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

(b) Furniture and equipment

The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

Asset Retirement Obligations

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property and equipment. The asset recorded is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to income in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves. The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheets	December 31, 2003	December 31, 2002
Asset retirement costs, included in property and equipment	$ 7,137	$ 3,856
Asset retirement obligations	$ 13,892	$ 7,351
Provision for future site restoration	$ (8,451)	$ (5,396)
Future income taxes	$ 581	$ 646
Accumulated income	$ 1,115	$ 1,255

Statement of Income	Year ended December 31, 2003
Accretion expense	$ 515
Depletion and depreciation on asset retirement costs	$ 997
Amortization of estimated future removal and site restoration liability	$ (1,307)
Future taxes	$ (65)
Net income impact	$ (140)
Basic net income per Unit	$ (0.00)
Diluted net income per Unit	$ (0.00)

Measurement uncertainty

The amounts recorded for depletion and depreciation of property and equipment and the provision for asset retirement obligation costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, future oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

Joint operations

The accounts of the Trust reflect its proportionate interest in exploration and production activities conducted jointly with others.

Cash distributions

Cash distributions are calculated on an accrual basis and are paid to Unitholders monthly based on cash available for distributions.

Income taxes

The Fund is a taxable trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for current income taxes relating to the Fund is included in these financial statements.

The Fund and its subsidiaries follow the liability method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantially enacted tax rates and laws expected to apply when the differences reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantially enacted.

Financial instruments

From time to time, the Fund uses various financial instruments to manage risk associated with crude oil and natural gas price fluctuations. These instruments are not used for trading or speculative purposes. Proceeds and costs realized from holding the related contracts are recognized in petroleum and natural gas revenues at the time that each transaction under a contract is settled.

Effective January 1, 2004, CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Advantage has chosen not to apply hedge accounting and will instead use the fair value method based on future market prices and other relevant factors. This method requires the fair value of the derivative financial instruments be recorded at each balance sheet date (see note 10).

Goodwill

Goodwill is the excess purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized. Goodwill impairment is assessed at year-end, or as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value, a goodwill impairment loss is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

Unit-based compensation

The Trust has a unit-based compensation plan (the "Plan") for external directors of the Trust, which is described in note 8. Advantage accounts for its grants under the Plan in accordance with the fair value based method of accounting for stock-based compensation. The exercise price of the rights granted under the Plan is based on the market price at that time and is reduced in future periods by distributions paid on the outstanding Trust Units in accordance with the terms of the Plan.

Since awards under the Plan are vested immediately, associated compensation expense is recognized in the current period earnings and estimated forfeiture rates for such rights are not incorporated within the determination of fair value. The compensation expense results in the creation of contributed surplus until the rights are exercised. Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in Unitholders' capital.

Exchangeable Shares

The Canadian Institute of Chartered Accountants issued EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC detailed the conditions under which exchangeable shares are classified as a component of equity. Exchangeable shares that do not satisfy the given criteria are shown as non-controlling interest. The Trust's interpretation is that the exchangeable shares issued for the acquisition of Defiant complies with the established criteria and is presented as a component of Unitholders' Equity. However, the Trust is aware that the EIC are reviewing the standard and are considering revisions to improve clarity. The Trust will reassess the accounting and presentation of exchangeable shares when a revision is finalized. Such a change could impact the accounting and presentation of exchangeable shares.

Per Unit amounts

Net income per unit is calculated using the weighted average number of Units outstanding during the year, including Exchangeable Shares. Diluted net income per unit is calculated using the treasury stock method to determine the dilutive effect of unit-based compensation.

Revenue recognition

Petroleum and natural gas revenues are recognized when the title and risks pass to the purchaser.

3. ACQUISITIONS

(i) Defiant Energy Corporation

On December 21, 2004 Advantage acquired all of the issued and outstanding shares of Defiant Energy Corporation ("Defiant") for consideration of $144.2 million. Defiant is a corporation that was engaged in the exploration for, and the development, acquisition and production of, natural gas and crude oil in western Canada. The acquisition is being accounted for using the purchase method with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. The purchase price has been allocated as follows:

Net assets acquired and liabilities assumed:	
Property and equipment	$232,750
Goodwill	20,328
Future income taxes	(51,505)
Bank indebtedness	(44,586)
Capital lease obligations	(7,347)
Net working capital	
(including cash of $4.1 million)	(4,208)
Asset retirement obligations	(1,282)
	$ 144,150

Consideration:	
Cash	$ 34,000
3,666,286 Trust Units issued	77,982
1,450,030 Exchangeable Shares issued	30,842
Acquisition costs incurred	1,326
	$144,150

The value of the Trust Units and Exchangeable Shares issued as partial consideration was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. The allocation of the purchase price is subject to refinement as certain cost estimates are realized and the tax balances are finalized.

(ii) MarkWest Resources Canada Corp.

On December 2, 2003 Advantage acquired all of the issued and outstanding shares of MarkWest Resources Canada Corp. ("MarkWest") for cash consideration of $97.0 million. The acquisition is being accounted for using the purchase method with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. The purchase price has been allocated as follows:

Net assets acquired and liabilities assumed:	
Property and equipment	$105,573
Goodwill	26,916
Net working capital	(14,027)
Capital lease obligation	(2,054)
Future income taxes	(17,635)
Future site restoration	(1,748)
	$ 97,025

Consideration:	
Cash	$ 96,769
Acquisition costs incurred	256
	$ 97,025

(iii) Asset Acquisition

On September 15, 2004 Advantage closed the acquisition of certain petroleum and natural gas properties and related assets for net consideration of $179.1 million. The asset retirement obligation assumed and recorded on this acquisition was $6.6 million.

4. FIXED ASSETS

During the year ended December 31, 2004, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $2,401,000 (2003 - $1,804,000).

Costs of $25,700,000 (2003 - $22,300,000) for unproven properties have been excluded from the calculation of depletion expense, and future development costs of $64,200,000 (2003 - $43,152,000) have been included in costs subject to depletion.

The Trust performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of property and equipment. Based on the calculation, the carrying amounts are recoverable as compared to the sum of the undiscounted cash flows expected from the production of proved reserves based on the following benchmark prices:

Year	WTI Crude Oil ($US/bbl)	Exchange Rate ($US/$Cdn)	AECO Gas ($Cdn/mmbtu)
2005	$44.29	$0.84	$6.97
2006	$41.60	$0.84	$6.66
2007	$37.09	$0.84	$6.21
2008	$33.46	$0.84	$5.73
2009	$31.84	$0.84	$5.37
Percentage change each year after 2009	1.5%	-	1.5%

Benchmark prices are adjusted for a variety of factors such as quality differentials to determine the expected price to be realized by the Trust when performing the ceiling test calculation.

5. BANK INDEBTEDNESS

Advantage has a credit facility agreement with a syndicate of Canadian chartered banks which provide for a $300 million extendible revolving loan facility and a $10 million operating loan facility. The loan's interest rate is based on either prime or bankers' acceptance rates at the Trust's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Trust's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. The credit facilities are subject to review on an annual basis, with the next review anticipated to take place in May 2005. Various borrowing options are available under the credit facilities, including prime rate-based advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period, subject to a one year term maturity as to lenders not agreeing to such annual extension. The credit facilities contain standard commercial covenants for facilities of this nature, and distributions by AOG to the Trust (and effectively by the Trust to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Trust is in default of such credit facilities or if the amount of the Trust's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the Debentures are also subordinated to indebtedness under the credit facilities and payments under the Debentures are similarly restricted.

At December 31, 2004, the effective interest rate on the outstanding amounts under the facility was approximately 4.0%.

6. CAPITAL LEASE OBLIGATIONS

The Trust has capital leases on a variety of property and equipment. Future minimum lease payments at December 31, 2004 consist of the following:

2005	$ 2,173
2006	2,174
2007	4,672
2008	1,218
	$ 10,237
Less amounts representing interest	(846)
	9,391
Current portion	(1,785)
	$ 7,606

7. ASSET RETIREMENT OBLIGATIONS

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $57.5 million which will be incurred between 2005 to 2055. A credit-adjusted risk-free rate of 7% was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Year ended December 31, 2004	Year ended December 31, 2003
Balance, beginning of year	$ 13,892	$ 7,351
Accretion expense	926	515
Liabilities incurred	3,358	6,362
Liabilities settled	(673)	(336)
Balance, end of year	$ 17,503	$ 13,892

8. UNITHOLDERS' EQUITY

(i) Unitholders' Capital

(a) Authorized

Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at December 31, 2002	28,200,945	$ 161,452
Issued for cash, net of costs	5,100,000	76,136
Issued on conversion of debentures	3,381,261	45,016
Issued on exercise of options	35,000	300
Balance at December 31, 2003	36,717,206	$ 282,904
2003 non-cash performance incentive	1,099,104	19,592
Issued for cash, net of costs	3,500,000	62,207
Issued for acquisition of Defiant, net of costs	3,666,286	77,837
Issued on conversion of debentures	4,637,187	76,534
Issued on exercise of options	55,000	403
Balance at December 31, 2004	49,674,783	$ 519,477
2004 non-cash performance incentive	763,371	16,570
	50,438,154	$ 536,047

On January 27, 2004 Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

On September 15, 2004 Advantage issued 3,500,000 Trust Units at $18.80 per Trust Unit to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

On December 21, 2004 Advantage issued 3,666,286 Trust Units as partial consideration for the acquisition of Defiant (see Note 3i).

On January 19, 2005 Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance fee.

(c) Trust Units Rights Incentive Plan

Effective June 25, 2002 a Trust Units Rights Incentive Plan for external directors of the Fund was established and approved by the Unitholders of Advantage. A total of 500,000 Trust Units have been reserved for issuance under the plan. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years with all rights vesting immediately upon grant. At the option of the rights holder the exercise price of the rights can be adjusted downwards over time based upon distributions made by the Trust to Unitholders.

The Trust has elected to prospectively adopt amendments to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan.

	Series A		Series B	
	Number	Price	Number	Price
Balance at December 31, 2002	175,000	$ 10.58	-	-
Exercised	(35,000)	-	-	-
Reduction of exercise price	-	(2.71)	-	-
Balance at December 31, 2003	140,000	$ 7.87	-	-
Exercised	(55,000)	-	-	-
Issued	-	-	225,000	$ 18.42
Reduction of exercise price	-	(2.82)	-	(1.67)
Balance at December 31, 2004	85,000	$ 5.05	225,000	$ 16.75

On June 17, 2004 the Fund issued 225,000 Series B Trust Unit rights to the independent directors of Advantage at a price of $18.42 per right. During the second quarter the Fund recorded a non-cash stock-based compensation expense of $1.0 million to recognize the fair value of the rights granted. As the rights vested immediately and are fully exercisable, no further expense will be recognized related to the rights issuance. No Trust Unit rights were issued in 2003 and there was no compensation expense recorded.

The Series A Trust Unit rights were issued in 2002 and the Trust was unable to determine the fair value for the rights granted under the Plan at that time. The Trust has disclosed pro forma results as if the Trust followed the intrinsic value methodology in accounting for such rights. The intrinsic value methodology would result in recording compensation expense for the rights based on the underlying Trust Unit price at the date of exercise or at the date of the financial statements for unexercised rights as compared to the exercise price.

Pro Forma Results	2004	2003
		(restated - note 2)
Net income as reported	$ 34,463	$ 44,024
Less compensation expense for rights issued in 2002	701	1,000
Pro Forma net income	$ 33,762	$ 43,024
Net income per Trust Unit - basic and diluted		
As reported	$ 0.63	$ 1.29
Pro Forma	$ 0.61	$ 1.26

(ii) Exchangeable Shares

(a) Authorized

AOG is authorized to issue an unlimited number of non-voting Exchangeable Shares.

(b) Issued

	Number of Shares	Amount
Issued for acquisition of Defiant	1,450,030	$ 30,842
Balance at December 31, 2004	1,450,030	$ 30,842

As partial consideration for the acquisition of Defiant which closed on December 21, 2004, AOG issued 1,450,030 Exchangeable Shares (see note 3i). Each Exchangeable Share issued by AOG is exchangeable for Advantage Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to one at December 31, 2004 and will be increased on each date that a distribution is paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five day weighted average unit price preceding the record date. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada.

The Exchangeable Shares will not be entitled to any vote at meetings of shareholders of AOG but will, through a Special Voting Unit of Advantage held by the Trustee as trustee under the Voting and Exchange Trust Agreement, be entitled to vote (on the basis of the number of votes equal to the number of Advantage Trust Units into which the Exchangeable Shares are then exchangeable) with the holders of Advantage Trust Units as a class. The Exchangeable Shares will be redeemable by AOG, in certain circumstances, and will be retractable by holders of Exchangeable Shares, in certain circumstances. Exchangeable Shares not previously redeemed or retracted will be redeemed by AOG or purchased by Advantage on January 15, 2008. If the number of exchangeable shares outstanding is less than 100,000, the Trust can elect to redeem the Exchangeable Shares for Trust Units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date. It is not anticipated that dividends will be declared or paid on the Exchangeable Shares.

(iii) Convertible Debentures

Interest Rate	Conversion Price per Unit	Maturity Date	Balance at Dec. 31, 2003	Issued	Converted to Trust Units	Balance at Dec. 31, 2004
10.00%	$ 13.30	Nov. 1/07	$ 10,214	$ -	$ 6,090	$ 4,124
9.00%	$ 17.00	Aug. 1/08	30,000	-	18,891	11,109
8.25%	$ 16.50	Feb. 1/09	59,770	-	46,538	13,232
7.75%	$ 21.00	Dec. 1/11	-	50,000	-	50,000
7.50%	$ 20.25	Oct. 1/09	-	75,000	5,015	69,985
			$ 99,984	$ 125,000	$ 76,534	$ 148,450

The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at the applicable conversion price per Unit plus accrued and unpaid interest. Issue costs associated with the convertible debentures are charged to accumulated income.

On September 15, 2004 Advantage issued $75 million principal amount of 7.50% convertible unsecured subordinated debentures and $50 million principal amount of 7.75% convertible unsecured subordinated debentures to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the year ended December 31, 2004 $76,534,000 debentures were converted resulting in the issuance of 4,637,187 Advantage Trust Units.

(iv) Per Unit Amounts

The calculation of net income per Trust Unit is based on the basic and diluted weighted average number of Trust Units outstanding during the year ended December 31, 2004 of 41,051,888 and 47,126,467 respectively and basic and diluted Trust Units outstanding of 30,536,236 and 34,040,645 respectively for the year ending December 31, 2003. Exchangeable Shares are included within the calculation of basic and diluted weighted average Trust Units outstanding. Net income is reduced by interest on convertible debentures for determination of net income per basic Trust Unit.

9. INCOME TAXES

The taxable income of the Fund is comprised of interest income related to the AOG Notes and royalty income from the AOG Royalty less deductions for Canadian Oil and Gas Property Expense and Unit issue costs.

The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

	For the year ended Dec. 31, 2004	For the year ended Dec. 31, 2003
		(restated - note 2)
Income before taxes	$ 20,085	$ 27,074
Expected income tax expense at statutory rates	6,796	11,047
Increase (decrease) in income taxes resulting from:		
Non-deductible Crown charges	7,537	7,029
Resource allowance	(8,766)	(8,798)
Amounts included in trust income and other	(21,948)	(27,481)
Future income tax recovery	(16,381)	(18,203)
Income and capital taxes	2,003	1,253
	$ (14,378)	$(16,950)

The components of the future income tax liability at December 31 are as follows:

	2004	2003
		(restated - note 2)
Property and equipment in excess of tax basis	$ 127,130	$ 90,681
Asset retirement obligation	(6,126)	(4,736)
Non-capital tax loss carry forward	(7,356)	(8,327)
Other	(1,382)	381
Future income tax liability	$ 112,266	$ 77,999

The Fund has non-capital tax loss carry forward of approximately $21.0 million of which $0.3 million expires in 2006, $12.5 million in 2009 and $8.2 million in 2010.

10. FINANCIAL INSTRUMENTS

Financial instruments of the Fund consist of accounts receivable, accounts payable and accrued liabilities, cash distributions payable and capital lease obligations. As at December 31, 2004, there are no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of the financial instruments due to the short terms to maturity and the floating interest rate on the bank debt. Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to normal industry credit risks. The Trust is also exposed to interest rate risks to the extent that bank debt is at a floating rate of interest.

The Fund uses various types of derivative financial instruments to reduce its exposure to fluctuations in commodity prices. The fair value of these derivative instruments are based on an estimate of the amounts that would have been paid to or received from counterparties to settle these instruments. The Fund is exposed to losses in the event of default by the counterparties to these instruments. The Fund manages this risk by dealing with financially sound counterparties.

As at December 31, 2004 the Fund had the following outstanding hedge contract:

Volume	Effective Period	Price
Natural gas - AECO		
10,450 mcf/d	January 1, 2005 - March 31, 2005	$ 6.30/mcf

As at December 31, 2004 the settlement value of the hedge outstanding was approximately $0.2 million and has been charged to income as an unrealized hedging loss.

11. PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund.

The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return was calculated at the end of the year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2004 opening and closing Unit prices were $17.83 and $21.71 respectively (2003 opening and closing Unit prices of $13.07 and $17.83 respectively). Cash distribution for the year amounted to $2.82 per Trust Unit (2003 distribution of $2.71 per Trust Unit). Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance incentive. The performance incentive fee for 2004 was $21.6 million ($19.6 million in 2003). On January 19, 2005 the Fund issued 763,371 Advantage Trust Units to satisfy $16.6 million of the performance fee obligation. The remaining balance of the performance fee obligation was settled in cash. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

12. COMMITMENTS

Advantage has lease commitments relating to office buildings. The estimated annual minimum operating lease rental payments for the buildings, after deducting sublease income are as follows:

2005	$ 1,479
2006	1,355
2007	1,321
2008	541
	$ 4,696

13. SUBSEQUENT EVENT

On February 9, 2005 Advantage issued 5,250,000 Trust Units at $21.65 per Trust Unit for net proceeds of $107.6 million (net of Underwriters' fees and other issue costs of $6.1 million). The net proceeds of the offering will be used to pay down debt incurred in the acquisition of Defiant, for 2005 capital expenditures and for general corporate purposes.

ADVANTAGE ENERGY INCOME FUND
Notice of Annual and Special Meeting of Unitholders

TO: THE UNITHOLDERS OF ADVANTAGE ENERGY INCOME FUND

TAKE NOTICE that an Annual and Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of Advantage Energy Income Fund (the "Trust") will be held at the Devonian Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Wednesday, the 27th day of April, 2005, at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2004 and the auditors' report thereon;
2. to appoint the Trustee of the Trust;
3. to select six (6) of the eight (8) directors of Advantage Oil & Gas Ltd.;
4. to appoint auditors of the Trust;
5. to consider, and if thought fit, pass a special resolution approving amendments to the Trust Indenture as more particularly described in the Trust's Information Circular - Proxy Statement dated March 1, 2005 (the "Information Circular") (the "Trust Indenture Amendment Resolution");
6. to consider, and if thought fit, approve a resolution approving the reservation and issuance of up to 1,500,000 trust units to or as directed by Advantage Investment Management Ltd. (the "Manager"), as payment (in lieu of cash) of the annual performance fee payable to the Manager, as more particularly described in the Information Circular;
7. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on March 8, 2005 (the "Record Date"). Unitholders of record will be entitled to vote those Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 1st day of March, 2005.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA, by ADVANTAGE OIL & GAS LTD.

(signed) Kelly I. Drader
President and Chief Executive Officer

ADVANTAGE ENERGY INCOME FUND

Instrument of Proxy
For Annual and Special Meeting of Unitholders

The undersigned holder ("Unitholder") of trust units ("Trust Units") of Advantage Energy Income Fund (the "Trust") hereby appoints of Kelly I. Drader, President and Chief Executive Officer, of Advantage Oil & Gas Ltd. ("AOG"), of the City of Calgary, in the Province of Alberta, or, failing him, Peter Hanrahan, Vice-President and Chief Financial Officer of AOG, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ____________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Unitholders of the Trust (the "Meeting"), to be held on April 27, 2005 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Trust Units represented by this instrument of proxy in the following manner:

1. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of Computershare Trust Company of Canada, as trustee of the Trust for the ensuing year;
2. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the selection of six (6) of the eight (8) directors of AOG as specified in the Information Circular - Proxy Statement of the Trust dated March 1, 2005 (the "Information Circular - Proxy Statement");
3. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of KPMG LLP, Chartered Accountants, as auditors of the Trust for the ensuing year;
4. **FOR ☐ or AGAINST ☐** the Trust Indenture Amendment Resolution approving amendments to the Trust Indenture as specified in the Information Circular – Proxy Statement;
5. **FOR ☐ or AGAINST ☐** the resolution set forth in the Information Circular approving the reservation and issuance of up to 1,500,000 trust units as payment (in lieu of cash) of the annual performance fee payable to or as directed by Advantage Investment Management Ltd., Manager of the Trust as specified in the Information Circular – Proxy Statement;
6. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This Instrument of Proxy is solicited on behalf of the management of the Trust. The Trust Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters. Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of ______________, 2005.

____
(signature of Unitholder)

____
(Name of Unitholder - please print)

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.
3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.
4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.

ADVANTAGE ENERGY INCOME FUND

VOTING DIRECTION FOR HOLDERS OF EXCHANGEABLE SHARES OF ADVANTAGE OIL & GAS LTD.

The undersigned holder (the "Holder") of exchangeable shares ("Exchangeable Shares") of Advantage Oil & Gas Ltd. ("AOG") has the right to instruct Computershare Trust Company of Canada (the "Trustee") in respect of the exercise of their votes at the Annual and Special Meeting of the unitholders of Advantage Energy Income Fund (the "Trust") to be held on April 27, 2005 (the "Meeting"), as follows:

- To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint a representative of the Trust's management as proxy to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint the Holder, or the Holder's designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that their Exchangeable Shares be voted as follows:
FOR ☐ **or WITHHOLD FROM VOTING FOR** ☐ the appointment of Computershare Trust Company of Canada, as trustee of the Trust for the ensuing year;
FOR ☐ **or WITHHOLD FROM VOTING FOR** ☐ the election of six (6) of the eight (8) directors of AOG as specified in the Information Circular - Proxy Statement of the Trust dated March 1, 2005 (the "Information Circular - Proxy Statement");
FOR ☐ **or WITHHOLD FROM VOTING FOR** ☐ the appointment of KPMG LLP, Chartered Accountants, as auditors of the Trust for the ensuing year.
FOR ☐ **or AGAINST** ☐ the Trust Indenture Amendment Resolution approving amendments to the Trust Indenture as specified in the Information Circular – Proxy Statement; and
FOR ☐ **or AGAINST** ☐ the resolution set forth in the Information Circular approving the reservation and issuance of up to 1,500,000 trust units as payment (in lieu of cash) of the annual performance fee payable to or as directed by Advantage Investment Management Ltd., Manager of the Trust as specified in the Information Circular – Proxy Statement.
IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR AGAINST, THE HOLDER'S EXCHANGEABLE SHARES WILL NOT BE VOTED

PLEASE SELECT ONE OF THE FOLLOWING:	
☐	**Direct the Trustee to Vote Exchangeable Shares** The holder hereby directs the Trustee to vote as indicated.
☐	**Appointment of Trust Management as Proxy** The Holder hereby appoints Kelly I. Drader, the President and Chief Executive Officer of AOG or, failing him, Peter Hanrahan, Vice-President, Finance and Chief Financial Officer of AOG, as proxyholder of the Holder, with power of substitution, and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
☐	**Appointment of the Holder, or the Holder's Designee as Proxy** The Holder hereby appoints ______________________________ as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR EXCHANGEABLE SHARES AS INDICATED.

DATED: ____________________, 2005.

____
Signature of Holder

____
Name of Holder

____
Number of Exchangeable Shares Held

NOTES:

1. This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 24 hours before the time set for the holding of the Meeting or any adjournment(s) thereof. The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2. If this voting direction is not signed by the Holder of Exchangeable Shares, the votes to which the Holder of the Exchangeable Shares is entitled will not be exercised.

3. If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4. This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Exchangeable Shares are registered.

5. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6. A holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Carla J. Tait
Direct Phone: (403) 260-0207
Direct Fax: (403) 260-0330
cjt@bdplaw.com

Assistant: Lee Hopkins
Direct Phone: (403) 260-0132
Our File: 55971-45

DELIVERED VIA SEDAR

March 29, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Advantage Energy Income Fund – Notice of Filing of Annual Information Form

Please take notice that Advantage Energy Income Fund (the "Fund") has filed its Renewal Annual Information Form ("AIF") for the year ended December 31, 2004, under National Instrument 51-102 – Continuous Disclosure Obligations under Project No. 00755317. Please note that the Fund intends to rely on the AIF for the purposes of National Instrument 44-101 – Short Form Prospectus Distributions.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "Carla J. Tait"

Carla J. Tait

G:\055971\0045\AIF Notice of Filing.doc



ADVANTAGE ENERGY INCOME FUND


APR 22 2005

Information Circular - Proxy Statement dated March 1, 2005

For the Annual and Special Meeting of Unitholders to be held on Wednesday, April 27th, 2005

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by Advantage Investment Management Ltd., the manager (the "Manager") of Advantage Energy Income Fund (the "Trust", the "Fund" or "Advantage"), for use at the Annual and Special Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 27th day of April, 2005 at 3:00 p.m. (Calgary time) in the Devonian Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting.

The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders; Trust Units and special voting units ("Special Voting Units"). A Special Voting Unit was issued to Computershare Trust Company of Canada (the "Exchangeable Shares Trustee") as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares ("Exchangeable Shares") issued by the Trust's wholly-owned subsidiary, Advantage Oil & Gas Ltd. ("AOG" or the "Corporation"). The Trust Units and the Special Voting Unit vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date (as defined below) is entitled to one vote. The Special Voting Unit which is outstanding is entitled to one vote for each Exchangeable Share outstanding on the Record Date. The Exchangeable Shares Trustee is required to vote the Special Voting Unit in the manner that holders of Exchangeable Shares instruct, and to abstain from voting on the Exchangeable Shares for which the Exchangeable Shares Trustee does not receive instructions. The procedures for holders of Exchangeable Shares to instruct the Exchangeable Shares Trustee about voting at the Meeting are explained in the "Voting Direction for Holders of Exchangeable Shares" (the "Voting Direction") that has been provided to holders of Exchangeable Shares together with this Information Circular - Proxy Statement. See also the discussion under "Voting by Holders of Exchangeable Shares" contained in this Information Circular - Proxy Statement.

Instruments of Proxy must be received by Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee"), has fixed the record date for the Meeting at the close of business on March 8, 2005 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, even though the Unitholder has since that time disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his/her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of AOG and/or the Manager. Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders of the Trust do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a scannable Voting Instruction Form in lieu of the Form of Proxy. Beneficial Unitholders are requested to complete and return the Voting Instruction Form forwarded to them by mail or facsimile. Alternatively, Beneficial Unitholders can call a toll-free telephone number or access ADP's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions and vote the Trust Units held by them. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units voted.**

The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose name appears on the records of AOG as the registered holders of Exchangeable Shares are entitled to instruct the Exchangeable Shares Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his/her officer or attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Manager at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Exchangeable Shares Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Exchangeable Shares Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the Manager of the Trust. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Manager, who will not be specifically remunerated therefore.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

The Exchangeable Shares Trustee holds one Special Voting Unit of the Trust. The Special Voting Unit is entitled to a number of votes at the Meeting equal to the aggregate number of outstanding Exchangeable Shares. Each holder of Exchangeable Shares is entitled to give the Exchangeable Shares Trustee voting instructions for a number of votes equal to the number of that holder's Exchangeable Shares. A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. The Exchangeable Shares Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Exchangeable Shares Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Exchangeable Shares Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of the Trust Indenture dated April 17, 2001, as amended by the First Supplemental Indenture dated as of May 22, 2001, between the Trustee and Advantage Oil & Gas Ltd. and 687371 Alberta Ltd. as the settlor and as further amended and restated as of June 25, 2002, May 28, 2003 and May 26, 2004 (collectively, the "Trust Indenture").

The Trust is authorized to issue an unlimited number of Trust Units. As at March 1, 2005, 56,945,363 Trust Units were issued and outstanding. The Corporation is also entitled to issue Special Voting Units. As at March 1, 2005, one Special Voting Unit had been issued. As at March 1, 2005 the Corporation also has outstanding $3,610,000 principal amount of 10% convertible unsecured subordinated debentures (the "10% Debentures"), $10,013,000 principal amount of 9% convertible unsecured subordinated debentures (the "9% Debentures"), $12,261,000 principal amount of 8.25% convertible unsecured subordinated debentures (the "8.25% Debentures") $49,842,000 principal amount of 7.75% convertible unsecured subordinated debentures (the "7.75% Debentures") and $69,853,000 principal amount of 7.50% convertible subordinated debentures (the "7.50% Debentures"). The 10% Debentures, 9% Debentures, 8.25% Debentures, 7.75% Debentures and 7.50% Debentures are convertible into Trust Units at conversion prices of $13.30 per Trust Unit, $17.00 per Trust Unit, $16.50 per Trust Unit, $21.00 per Trust Unit and $20.25 per Trust Unit respectively, subject to adjustments in certain events. The 10% Debenture, 9% Debenture, 8.25% Debenture, 7.75% Debentures and 7.50% Debentures, are collectively referred to as the "Debentures").

At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder. All votes on special resolutions shall be by a ballot and no demand for a ballot shall be necessary.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

To the best of the knowledge of the Trustee, the Manager, and the directors of AOG, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

The percentage of Trust Units of the Trust that are owned, directly or indirectly, by the directors and officers of AOG as a group as at March 1, 2005 is 3.6% (2,039,588 Trust Units). In addition, the directors and officers of AOG as a group own, directly or indirectly, $804,000 principal amount of Debentures.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of a meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days and notice is to be given at least 10 days prior to the date of the adjourned meeting.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting except for the Trust Indenture Amendment Resolution, which requires approval by a special resolution. A special resolution requires the approval of not less than 66 2/3% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting. The amendments to the Trust Indenture which are proposed for consideration at the Meeting are made subject to implementation at the discretion of the Board of Directors based upon such factors as the Board of Directors may consider relevant.

MATTERS TO BE ACTED UPON AT MEETING

1. Appointment of Trustee of the Trust

The Trust Indenture provides that the Unitholders at each annual meeting shall re-appoint the Trustee or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to re-appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust to hold office until the end of the next annual meeting.

2. Selection of Directors of AOG

Pursuant to the terms of the shareholder agreement dated as of May 24, 2001, between the Manager, AOG and the Trustee, as trustee of the Trust (the "Shareholder Agreement"), it is provided that the Board of Directors of AOG is to consist of a minimum of five (5) and a maximum of nine (9) members and it is proposed that the Board of Directors be comprised of eight (8) members. The Shareholder Agreement also provides that as long as the Manager is the manager of the Trust, it is entitled to designate two (2) of the members of the Board of Directors of AOG and the balance of the members of the Board of Directors of AOG are to be selected by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture and that following such meeting the Trustee shall elect the individuals so selected by the Unitholders to the Board of Directors of AOG. One of the directors so selected by the Unitholders will be the Chairman of the Board of Directors of AOG.

The six (6) nominees for selection as directors of AOG by Unitholders are as follows:

Ronald A. McIntosh
Roderick M. Myers
Steven Sharpe
Lamont C. Tolley
Rodger A. Tourigny
Carol D. Pennycook

The names and municipalities of residence of the six (6) persons nominated for selection as directors of AOG by Unitholders; the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction; the offices held by each in AOG, the time served as director; and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Trust Units Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
Ronald A. McIntosh(2)(3)(5) Calgary, Alberta	38,811	Director since September 25, 1998(6)	Chairman of NAV Energy Trust, a publicly traded royalty trust
Roderick M. Myers(2)(3)(5) Victoria, British Columbia	316,101	Director since December 31, 1996(6)	Independent businessman
Steven Sharpe(1)(3)(5) Toronto, Ontario	8,225	Non-Executive Chairman and Director since May 24, 2001	Managing Partner of Blair Franklin Capital Partners Inc., an investment banking firm
Lamont C. Tolley(1)(2)(5) Calgary, Alberta	Nil	Director since May 24, 2001	Chief Executive Officer of Rally Energy Ltd. and President of Genex Energy Inc., a private oil and gas company
Rodger A. Tourigny(1)(5)(7) Calgary, Alberta	Nil	Director since December 31, 1996(6)	President of Tourigny Management Ltd., a private oil and gas consulting company
Carol D. Pennycook(3)(5) Toronto, Ontario	3,000	Director since May 26, 2004	Partner at the law firm of Davies Ward Phillips & Vineberg LLP

Notes:

(1) Member of Audit Committee.

(2) Member of Independent Reserve Evaluation Committee.

(3) Member of Human Resources, Compensation and Corporate Governance Committee.

(4) AOG does not have an executive committee of its Board of Directors.

(5) Each of Messrs. McIntosh and Myers owns 72,500 Trust Unit incentive rights. Each of Messrs. Sharpe and Tolley and Ms. Pennycook owns 37,500 Trust Unit incentive rights. Mr. Tourigny owns 52,500 Trust Unit incentive rights. See "Remuneration of Directors of AOG". In addition, Mr McIntosh owns $69,000 principal amount of Debentures, Mr. Myers owns $500,000 principal amount of Debentures and Mr. Tolley owns $200,000 principal amount of Debentures.

(6) The period of time served as a director of AOG includes the period of time served, where applicable, as a director of Search Energy Corp. ("Search") prior to the reorganization of Search into a trust structure and the change of name of Search to Advantage Oil & Gas Ltd. Each of the directors were appointed directors of post-reorganization Search on May 24, 2001.

(7) Mr. Tourigny was a director of Shenandoah Resources Ltd. ("Shenandoah") prior to it being placed into receivership on September 17, 2002 and prior to the issuance of cease trade orders in respect of Shenandoah's securities by the Alberta Securities Commission and the British Columbia Securities Commission on November 8, 2002 and October 23, 2002, respectively. Cease trade orders were issued because Shenandoah failed to file certain required financial statements. As of the date hereof, the cease trade orders remain outstanding. Shenandoah's common shares were suspended from trading on the TSX Venture Exchange on April 24, 2002. Mr. Tourigny resigned his directorship with Shenandoah effective September 17, 2002. Mr. Tourigny was also a director of Probe Exploration Inc. ("Probe") prior to its receivership and prior to the issuance of cease trade orders in respect of Probe's securities by the Alberta Securities Commission and the Ontario Securities Commission on July 7, 2000 and July 17, 2000, respectively. The cease trade orders were issued because Probe failed to file certain required financial statements. As at the date hereof, the cease trade orders remain outstanding. Probe's common shares were suspended from trading on the TSX on March 17, 2000, and were subsequently delisted from the TSX at the close of business on March 16, 2001. Mr. Tourigny resigned his directorship with Probe effective April 14, 2000.

As stated above, pursuant to the Shareholder Agreement, the Manager is entitled to designate two (2) of the members of the Board of Directors of AOG. The Manager intends to designate the following persons as members of the Board of Directors of AOG:

Kelly I. Drader
Gary F. Bourgeois

The names and municipalities of residence of Messrs Bourgeois and Drader; the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction; the offices held by each in AOG, the time served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Trust Units Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
Kelly I. Drader Calgary, Alberta	582,375	President and Chief Executive Officer and Director since May 24, 2001	President and Chief Executive Officer of AOG and the Manager
Gary F. Bourgeois Toronto, Ontario	373,774	Vice President and Director since May 24, 2001	Vice President, Corporate Development of AOG and Vice President of the Manager

3. **Appointment of Auditors of the Trust**

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders. KPMG LLP have been the auditors of the Trust since July 25, 2002.

The Shareholder Agreement provides that the auditors of AOG will be the same as the auditors of the Trust.

Unitholders are hereby informed that AOG will pass a shareholders resolution in writing to elect each of the directors selected by the Unitholders and the Manager as directors of AOG and to appoint the auditors of the Trust as the auditors of AOG.

Certain information regarding the audit committee, including the fees paid to the Trust's auditors in the last fiscal year, that is required to be disclosed in accordance with Multilateral Instrument 52-110 of the Canadian Securities Administrators will be contained in the Trust's renewal annual information form for the year ended December 31, 2004, an electronic copy of which is available on the internet on the Trust's SEDAR profile at www.sedar.com.

4. **Trust Indenture Amendment Resolution**

Management presented to the Board of Directors of AOG certain proposed amendments to the Trust Indenture and after considering such amendments the Board of Directors of AOG determined to place before the Unitholders a special resolution approving amendments to the Trust Indenture as follows:

Non-Resident Ownership Constraint

On March 23, 2004, the Federal Government announced proposed changes (the "Proposed Changes") to the *Income Tax Act* (Canada) which may have required income funds and royalty trusts such as the Trust to retain majority Canadian ownership in order to maintain their status as a "mutual fund trust" under the *Income Tax Act* (Canada). At the Annual and Special Meeting of Unitholders held on

May 26, 2004, the Unitholders of the Trust approved amendments to the Trust Indenture intended to address the Proposed Changes.

On December 16, 2004, the Federal Government announced that the Proposed Changes would not be enacted. Accordingly, at the Meeting, Unitholders will be asked to approve a special resolution authorizing a deletion of the non-resident ownership constraints that the Trust put into place on May 26, 2004 and replace them with the language set forth in Schedule "A" attached hereto.

On February 23, 2005, the Federal Government published the 2005 Federal Budget (the "Budget"). The Budget provided that the Government will undertake consultations on tax issues related to business income trusts and that the Department of Finance intends to release a paper for consultation shortly. The Budget indicated that future initiatives, if any, will be taken following these consultations and in full consideration of the costs and benefits related to business income trusts and other flow-through entities.

If for any reason, the Trust was not able to maintain its mutual fund trust status, certain adverse consequences may arise for the Trust and its Unitholders, both Canadian and non-resident. Some of the significant consequences of losing mutual fund trust status are as follows:

- The Trust would be taxed on certain types of income distributed to Unitholders, including income generated by the royalties held by the Trust. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

- The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

- Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

- Trust Units would not constitute qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESTs") or deferred profit sharing plans ("DPSPs"). If, at the end of any month, one of these exempt plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Trust Units at the time the Trust Units were acquired by the exempt plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units. If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Customs and Revenue Agency.

Miscellaneous

The Trust Indenture is also proposed to be amended to: (a) reflect the consolidation of the previously outstanding note indentures into (i) the Note Indenture dated September 30, 2004 providing for the issue of long term unsecured subordinated promissory notes; and (ii) the Note Indenture dated September 30, 2004 providing for the issuance of medium term unsecured subordinated notes and to redefine "Notes" in the indenture to include any unsecured, subordinated promissory notes of AOG issued to the Trust from time to time under the aforementioned Note Indentures; (b) clarify certain items which the Trustee under the Trust Indenture may not delegate to AOG or the Manager; and (c) other miscellaneous changes including confirmation of the delegation to AOG (through its Board of Directors) of responsibility for all matters relating to Swap Arrangements (as defined in the Trust Indenture).

Special Resolution

At the Meeting, Unitholders will be asked to consider, and if deemed advisable, to approve the special resolution set forth in Schedule "A" (the "Trust Indenture Amendment Resolution") amending the Trust Indenture in the manner described above and as set forth in Schedule "A". The Board of Directors of AOG recommends that Unitholders approve the Trust Indenture Amendment Resolution.

5. **Issuance of Trust Units (in lieu of cash) for Payment of Annual Performance Fee**

As set forth under the heading "The Manager - Management Fees", in accordance with Section 3.1 of the amended and restated management agreement (the "Management Agreement") entered into by the Manager, AOG and the Trustee, as trustee for and on behalf of the Trust, dated October 4, 2004, the Manager is entitled to an annual fee (the "Performance Fee") equal to 10% of the Total Return Amount (as defined in the Management Agreement) for the Return Period (in this case being January 1, 2005 to December 31, 2005). Pursuant to the Management Agreement, the Manager has the option of receiving all or part of its Performance Fee in Trust Units at the "Unit Market Price" which is defined in the Management Agreement as "the weighted average trading price per trust unit for such Trust Units for the 10 consecutive trading days immediately preceding such date (in the present case being December 31, 2005) and the 10 consecutive trading days from and including such date on the Toronto Stock Exchange...".

For the year ended December 31, 2004, the Performance Fee was $21,632,128 and the Manager elected, pursuant to the Management Agreement, that 77% of the Performance Fee be payable in Trust Units, resulting in the issuance of 763,373 Trust Units of which 364,742 were allocated to the Manager and 398,631 were allocated to employees of AOG.

The policies of the TSX dictate that the payment of the Performance Fee in Trust Units is considered to be a "security based compensation arrangement" and, accordingly, the TSX requires that the payment in Trust Units of any Performance Fee earned by the Manager be approved by a majority of the Trust Units voted at the Meeting by unitholders of the Trust.

The TSX requires that a fixed number of trust units be approved pursuant to such resolution. In that regard, the Board of Directors of AOG has determined to fix the number of Trust Units that may be issued pursuant to the Performance Fee for the 2005 year to not exceed 1,500,000 Trust Units. This figure represents an upper limit, and the actual number of Trust Units that may be issued will be dependent upon the aggregate Performance Fee earned and the Unit Market Price. In addition, the Manager will have had to have elected to receive its Performance Fee in Trust Units. AOG has encouraged the Manager to elect to receive its Performance Fees in Trust Units as the Board of Directors of AOG believes that payment of such Performance Fees in Trust Units (as opposed to cash) better aligns the interests of the Manager with the interest of the unitholders.

Accordingly, the Board of Directors of AOG have reserved an aggregate of up to 1,500,000 Trust Units for issuance to the Manager as payment for the Performance Fee, subject to regulatory and unitholder approval. A vote of unitholders requires the approval of the majority of votes cast, in person or by proxy, at the Meeting.

At the Meeting, unitholders other than the Interested Persons will be asked to consider, and, if thought fit, to pass an ordinary resolution as follows:

"BE IT RESOLVED THAT the issuance of up to 1,500,000 Trust Units to or as directed by Advantage Investment Management Ltd. (the "Manager") in satisfaction of the annual performance fee earned or to be earned by the Manager pursuant to the terms of the Management Agreement, be approved."

The principal reason for the issuance of Trust Units to the Manager is to align the economic interests of the Manager with the interests of the unitholders. If the issuance of the Trust Units is not approved, the Trust and AOG will have to satisfy payment of any annual Performance Fee earned in 2005 by a cash payment to or as directed by the Manager, which may result in a reduction of the aggregate sum of distributions to unitholders or an increase in the debt of the Trust.

EXECUTIVE COMPENSATION

Cash and Other Compensation

The information provided below relates to remuneration paid to the Corporation's Chief Executive Officer, Chief Financial Officer and each of the Corporation's four most highly compensated executive officers during for the years ended December 31, 2002 to December 31, 2004 (the "Named Executive Officers"). All figures are in Canadian dollars unless indicated otherwise.

Summary Compensation Table

					Long-Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Principal Position	Year Ended Dec. 31	Salary ($)	Bonus ($)	Other Annual Compensation	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Kelly I. Drader[3] President and Chief Executive Officer	2004 2003 2002	206,000 206,000 202,140	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Patrick J. Cairns[3] Senior Vice President	2004 2003 2002	177,500 177,500 174,065	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Peter Hanrahan, Vice President, Finance and Chief Financial Officer	2004 2003 2002	143,750 125,000 105,000	43,700[1] 36,164[1] 16,813[1]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gary Bourgeois[3] Vice President, Corporate Development	2004 2003 2002	143,300 143,300 140,375	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Rick Mazurkewich Vice President, Operations	2004 2003 2002	149,032 143,300 140,375	61,899[1] 60,273[1] 35,026[1]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Weldon Kary Vice President, Exploitation	2004 2003 2002	136,316 127,500 125,000	45,393[1] 44,200[1] 25,219[1]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Represents amounts allocated to Messrs. Hanrahan, Mazurkewich and Kary pursuant to the quarterly Operating Fee payable to the Manager as further distributed to the employees of AOG. See "Management Agreement - Management Fees". Messrs. Hanrahan, Mazurkewich and Kary also received a percentage of the Performance Fee allocated to employees of AOG. For services rendered during 2002, Messrs. Hanrahan, Mazurkewich and Kary were allocated $340,055, $775,250 and $510,083, respectively, which amounts were paid in Trust Units after reduction for the applicable statutory withholdings. For services rendered during 2003, Messrs. Hanrahan, Mazurkewich and Kary were allocated $561,737, $936,228 and $749,978, respectively, which amounts were paid in Trust Units after reductions for the applicable statutory withholdings. For services rendered during 2004, Messrs. Hanrahan, Mazurkewich and Kary were allocated $823,462, $1,024,640 and $823,462, respectively, which amounts were paid in Trust Units after reduction for the applicable statutory withholdings.

(2) During 2004 there were six executive officers of AOG. In respect of the financial period ended December 31, 2004, the six executive officers received, in the aggregate, cash remuneration of $955,898, exclusive of amounts received as management fees. See Notes (1) and (2) above and "Management Agreement – Management Fees".

(3) These officers hold economic interests in the Manager and, accordingly, receive an indirect compensation through amounts paid to the Manager. See "Management Agreement - Management Fees".

Management Agreement

The Trustee, as trustee for and on behalf of the Trust, the Manager and AOG entered into the Management Agreement, pursuant to which AOG and the Trust engaged Advantage Investment Management Ltd. as manager of the Trust and AOG.

The Manager

The offices of the Manager are located at Suite 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. The name, municipality of residence, positions held and principal occupation of each director and senior officer of the Manager are set forth below:

Name and Municipality of Residence	Position with AOG and/or the Manager	Principal Occupation
Kelly I. Drader Calgary, Alberta	Director, President and Chief Executive Officer of AOG and the Manager	President and Chief Executive Officer of AOG
Gary Bourgeois Toronto, Ontario	Director, Vice President, Corporate Development of AOG and Director and Vice President of the Manager	Vice President, Corporate Development of AOG
Patrick J. Cairns Calgary, Alberta	Senior Vice President of AOG and Director and Vice President and Secretary of the Manager	Senior Vice President of AOG

In addition to salaries received in their capacities as executive officers of AOG, Messrs Drader, Bourgeois and Cairns also indirectly receive management fees in their capacities as shareholders of the Manager.

Management Fees

In its role under the Management Agreement as manager and administrator of AOG and the Trust, the Manager receives the following fees:

(a) a fee (the "Operating Fee") in an amount equal to 1.5% of Operating Cash Flow (as defined in the Management Agreement), such amount to be calculated as at the end of each calendar quarter or portion thereof if applicable and paid on the 45th day following any such calendar quarter or if such day is not a business day, on the next business day; and

(b) a Performance Fee equal to 10% of the Total Return Amount (which means in respect of any Return Period an amount equal to the Total Return Percentage (as defined in the Management Agreement) minus 8% if the Return Period (as defined in the Management Agreement) is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization (as defined in the Management Agreement) for that Return Period), such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a business day, on the next business day.

In addition, the Manager has the option (subject to any necessary regulatory approval) to elect to receive all or part of the Performance Fee in Trust Units at the Unit Market Price calculated as at the end of the relevant period. For the year ended December 31, 2004, the Performance Fee payable to the Manager and employees of AOG totalled an aggregate of $21,632,128 and the Operating Fee totalled $2,622,672. In respect of the 2004 Performance Fee, the Manager elected that 77% of the fee be payable in Trust Units, resulting in the issuance of 763,373 Trust Units to the Manager and the employees of AOG. In accordance with the terms of the Management Agreement, $8,652,851 (paid with 398,631 Trust Units) of the $21,632,128 Performance Fee for 2004 and $929,068 of the $2,322,670 Operating Fee for 2004 was allocated to the employees of AOG with the balance allocated to the Manager.

For the year ended December 31, 2003, the Performance Fee payable to the Manager and employees of AOG totalled an aggregate of $19,592,085 and the Operating Fee totalled $1,679,492. In respect of the 2003 Performance Fee, the Manager elected that 100% of the fee be payable in Trust Units, resulting in the issuance of 1,099,104 Trust Units to the Manager and the employees of AOG. In accordance with the terms of the Management Agreement, $6,530,695 (paid with 366,368 Trust Units) of the $19,592,085 Performance Fee for 2003 and $559,831 of the $1,679,492 Operating Fee for 2003 was allocated to the employees of AOG with the balance allocated to the Manager.

For the year ended December 31, 2002, the Performance Fee payable to the Manager and employees of AOG totalled an aggregate of $16,477,882 and the Operating Fee totalled $930,115. In respect of the 2002 Performance Fee, the Manager elected that $14,409,238 of the fee be payable in Trust Units, resulting in the issuance of 1,102,163 Trust Units to the Manager and the employees of AOG. In accordance with the terms of the Management Agreement, $5,492,078 of the $16,477,882 Performance Fee for 2002 and $325,999 of the $930,115 Operating Fee for 2002 was allocated to the employees of AOG with the balance allocated to the Manager.

The Manager's representatives who act as employees or officers of AOG are entitled to participate in any benefit plans put in place for AOG employees (including under any incentive plan) by AOG, and are entitled to industry competitive salaries (as approved by the Board of Directors of AOG) for acting in such capacity. For the years ended December 31, 2004, 2003 and 2002 representatives of the Manager who acted as employees or officers of AOG received an aggregate of $526,800, $670,000 and $656,955, in salary, respectively.

The Manager does not receive any acquisition or disposition fees.

The Operating Fee and Performance Fee referred to in paragraphs (a) and (b) above (collectively, the "Management Fees") have funded all employee bonuses and incentive plans and have historically been allocated such that the Manager receives 66⅔% of the Management Fees and the employees of AOG receive 33⅓% of the Management Fees. As a result of amendments to the Management Agreement, effective October 4, 2004 the Performance Fee will, unless otherwise determined, be allocated by the Manager on the following basis:

the Manager	60%
Employees of AOG	40%

The allocation of the Management Fees and the Termination Fees (as defined below) amongst the employees of AOG have been distributed based upon the recommendations of the Manager as approved by the Board of Directors of AOG.

Term and Termination

The initial term (the "Initial Term") of the original Management Agreement ran from May 21, 2001 to May 21, 2004, and on each anniversary date of the Management Agreement it automatically renews on an "evergreen" basis for additional one-year periods, provided that the Board of Directors of AOG has not given notice to the Manager prior to any such renewal that such renewal shall not occur. In all instances of termination (except where the Management Agreement terminates at the end of a Renewal Term), a termination fee equal to the Management Fees paid for the immediately-prior 2½ years shall be payable.

In addition, the Manager will be entitled to receive any unpaid fees that have accrued prior to termination and to reimbursement by the Trust and AOG of general and administrative costs and expenses related to the Manager's performance under the Management Agreement, other than costs related solely to the Manager and costs related to employee bonuses and incentive plans.

Report on Executive Compensation

The Human Resources, Compensation and Corporate Governance Committee is comprised of Steven Sharpe (Chair), Ronald McIntosh, Roderick Myers and Carol Pennycook and is charged with, among other things, a periodic review and recommendation of compensation of the executive officers of the Corporation.

The compensation paid to the Manager in respect of the management and administration of Advantage and the Corporation is fixed by contract. The Management Agreement also requires that certain employees of the Manager become employees and executive officers of AOG and receive equivalent employee benefits to those received by AOG's executive officers and receive industry-competitive salaries as approved by the Board of Directors, from time to time, while they hold such positions during the term of the Management Agreement.

To date, the Corporation's current compensation plan for its executive officers has consisted of a base salary and bonuses. As the Management Agreement requires that those employees of the Manager who also serve as executive officers of the Corporation, including the Chief Executive Officer of AOG, receive industry-competitive salaries, the Human Resources, Compensation and Corporate Governance Committee, when making such salary determinations, takes into consideration individual salaries paid to executives of other issuers of comparable size within the oil and gas industry. Such information is obtained from independent consultants who regularly review compensation practices in Canada. The Chief Executive Officer's salary level was within the lower end of the median range for oil and gas issuers of the size of the Corporation. The process undertaken by the Human Resources, Compensation and Corporate Governance Committee to determine the Chief Executive Officer's salary is consistent with the terms of the Management Agreement, which requires that the Chief Executive Officer receive an industry competitive salary, as approved by the Board of Directors.

Advantage has not adopted a formal bonus plan. Bonuses paid to executive officers to date have been based upon recommendations made by the Corporation's Chief Executive Officer to the Human Resources, Compensation and Corporate Governance Committee which, after review and consideration, makes a further recommendation to the Board of Directors for approval. Bonuses paid to executive officers will be paid out of the Management Fees otherwise payable to the Manager. Under the Management Agreement, the Manager is entitled to receive reimbursement for its general and administrative costs, however, employee bonuses and other amounts paid to employees under incentive plans are not reimbursable.

The responsibility of the Corporation's Chief Executive Officer is to provide direction and leadership in setting and achieving goals which will create value for the Trust's unitholders. The combination of base salary, coupled with the Chief Executive Officers beneficial interest in the Manager provides incentive to the Chief Executive Officer and the Corporation's other executive officers to strategically grow the Trust, with such growth to be reflected in the market price of the units of the Trust, thereby benefiting the executive officers and the unitholders of the Trust.

The foregoing report is respectfully submitted to Unitholders by the Human Resources, Compensation and Corporate Governance Committee:

Steven Sharpe (Chair)
Ronald A. McIntosh
Roderick M. Myers
Carol D. Pennycook

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2004. The only such plan in existence in the Trust Unit Rights Incentive Plan described under the heading "Remuneration of Directors of AOG".

Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)**	**Weighted-average exercise price of outstanding options, warrants and rights (b)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)**
Equity compensation plans approved by securityholders	310,000 Trust Units	$13.54	100,000 Trust Units
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	310,000 Trust Units	$13.54	100,000 Trust Units

PERFORMANCE CHART

The closing price of the Trust Units on the TSX on December 31, 2001 was $8.12, on December 31, 2002 was $13.00, on December 31, 2003 was $17.94 and on December 31, 2004, was $22.01. During 2002, 2003 and 2004 monthly cash distributions were paid to Unitholders of record in the following amounts:

For the 2002 Period Ended	Distributions per Unit	Payment Date
January 31	$0.15	February 15, 2002
February 28	0.13	March 15, 2002
March 31	0.13	April 15, 2002
April 30	0.13	May 15, 2002
May 31	0.13	June 14, 2002
June 30	0.13	July 15, 2002
July 31	0.13	August 15, 2002
August 31	0.13	September 16, 2002
September 30	0.13	October 15, 2002
October 31	0.18	November 15, 2002
November 30	0.18	December 16, 2002
December 31	0.18	January 15, 2003
Total:	**$1.73**	

For the 2003 Period Ended	Distributions per Unit	Payment Date
January 31	$0.18	February 18, 2003
February 28	0.23	March 17, 2003
March 31	0.23	April 15, 2003
April 30	0.23	May 15, 2003
May 31	0.23	June 16, 2003
June 30	0.23	July 15, 2003
July 31	0.23	August 15, 2003
August 31	0.23	September 15, 2003
September 30	0.23	October 15, 2003
October 31	0.23	November 17, 2003
November 30	0.23	December 15, 2003
December 31	0.23	January 15, 2004
Total:	**$2.71**	

For the 2004 Period Ended	Distributions per Unit	Payment Date
January 31	$0.23	February 17, 2004
February 29	0.23	March 15, 2004
March 31	0.23	April 15, 2004
April 30	0.23	May 17, 2004
May 31	0.23	June 15, 2004
June 30	0.23	July 15, 2004
July 31	0.23	August 16, 2004
August 31	0.23	September 15, 2004
September 30	0.23	October 15, 2004
October 31	0.25	November 15, 2004
November 30	0.25	December 15, 2004
December 31	0.25	January 17, 2005
Total:	**$2.82**	

The following graph illustrates changes from December 31, 2001 to December 31, 2004, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the TSX Oil & Gas Producers Index and the S&P/TSX Capped Energy Trust Index, with all dividends and distributions reinvested.(1)



320
300
280
260
240
220
200
180
160
140
120
100
80
Dec 31, 2001
Dec 31, 2002
Dec 31, 2003
Dec 31, 2004
Advantage Unitholder Total Return
S&P/TSX Composite Index
TSX Oil & Gas Exploration and Production Index
S&P/TSX Energy Trust Index

	2001/12/31	2002/12/31	2003/12/31	2004/12/31
Advantage Energy Income Fund Unitholder Total Return	100	181	254	306
S&P/TSX Composite Index	100	88	111	127
TSX Oil & Gas Exploration and Production Index	100	116	140	196
S&P/TSX Energy Trust Index	100	119	174	228

Note:

(1) The Advantage Energy Income Fund Unitholder Return incorporates the actual cash distributions declared prior to December 31, 2001, 2002, 2003 and 2004, respectively.

CORPORATE GOVERNANCE

General

In 1995, the TSX adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. The TSX has prescribed that all issuers listed on the TSX must annually disclose their approach to corporate governance with specific reference to each of the Guidelines. During 2002, the TSX issued further proposed guidelines (the "Proposed Guidelines") and encouraged listed companies to review and consider voluntarily providing the suggested information in order to enhance the quality of their disclosure. The Trust reviewed the Proposed Guidelines and, where deemed appropriate, amended its internal policies, mandates and terms of reference of its committees to comply with the Proposed Guidelines.

More recently, the Trust has considered recent legislative changes, proposals and recommendations of the applicable regulatory authorities and the Canadian Securities Administrators. The impact of Multilateral Instrument 52-110 in respect of audit committees, Multilateral Instrument 52-109 in respect of certification of disclosure on issuer's annual interim filings, National Instrument 51-101 in respect of standards of disclosure for oil and gas activities, National Policy 51-102 in respect of continuous disclosure obligations and proposed Multilateral Instrument 58-201 on effective corporate governance have been considered and, in respect of such instruments which have yet to come into force, will continue to be considered by the Trust.

Set out in Schedule "B" attached hereto is a description of the Trust's corporate governance practices, which have been established with reference to the terms of the Trust Indenture, Shareholder Agreement and Management Agreement. As a result of these contractual obligations and the structure of the Trust, in some cases compliance with the Guidelines and Proposed Guidelines is or could be inconsistent with the terms of the Trust Indenture, Shareholders Agreement and Management Agreement. However, management and the Board of Directors of AOG believe that, where practical, their approach to corporate governance is substantially consistent with the Guidelines and Proposed Guidelines.

REMUNERATION OF DIRECTORS OF AOG

Prior to July 1, 2004, the Chairman of AOG was paid an annual retainer of $15,000 and $1,000 per meeting or committee meeting attended ($750 per conference call meeting) plus expenses of attending such meetings and each of the directors of AOG, with the exception of those who are employees of AOG and the Manager, received an annual retainer of $10,000 and $1,000 per meeting or committee meeting attended ($750 per conference call meeting) plus expenses of attending such meetings. Commencing July 1, 2004, the Chairman of AOG is paid an annual retainer of $80,000, the Chair of the Audit Committee is paid an annual retainer of $65,000 and each of the other directors of AOG, with the exception of those who are employees of AOG and the Manager, receive an annual retainer of $50,000 plus expenses of attending Board of Directors meetings. In the fiscal period of the Trust ended December 31, 2004, a total of $336,167 in fees were paid to the independent directors of AOG.

In addition to the aforementioned fees, the independent directors of AOG receive Trust Unit incentive rights (the "Rights") pursuant to the Trust Unit Rights Incentive Plan (the "Plan"). To date, 175,000 Rights were granted on August 16, 2002 and 225,000 Rights were granted on June 17, 2004 at Initial Exercise Prices of $11.38 per Trust Unit and $18.42 per Trust Unit, respectively, being the closing market price of the Trust Units on the TSX on the day prior to such grants.

The Plan allows for the decrease in the exercise price of the Rights over time based upon distributions made by the Trust to Unitholders. While Rights are outstanding, the holder of the Rights is entitled to receive the benefit of such distributions by way of a decreased exercise price in amounts equal to the distributions made during such period (such decreased price being referred to as the "Revised Exercise Price"). The Plan provides that the holder of the Rights may elect to exercise the Rights at the Initial Exercise Price or the Revised Exercise Price. A maximum of 500,000 Trust Units may be issued under the Plan, of which 400,000 Rights have been issued to date and 90,000 of which have been exercised.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is not, and has not been, any indebtedness outstanding from directors or officers of AOG or directors or senior officers of the Manager or, in each case, their respective known associates and affiliates, or the Trustee or its affiliates to the Trust or AOG at any time since January 1, 2004.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of directors of AOG or directors and senior officers of the Manager, nominees for director of AOG, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons in any transaction during 2004 or in any proposed transaction which has materially affected or would materially affect the Trust or AOG other than (i) certain insiders purchasing Trust Units or Debentures under the public offerings of such securities completed during 2004, and (ii) as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

The Manager is not aware of any material interest of any director or nominee for director of AOG or of any director or officer of the Manager, or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting, except as disclosed herein.

OTHER MATTERS

The Manager knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Trust is available on SEDAR at www.sedar.com. The Trust will provide, without charge to a unitholder, a copy of the latest annual information form and any documents incorporated therein by reference, the 2004 annual report to unitholders containing comparative financial statements for 2004 together with the auditors' report thereon and management's discussion and analysis, interim financial statements for subsequent periods, and this information circular, upon request to the Chief Financial Officer, Advantage Energy Income Fund, 3100, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. If you wish, this information may also be accessed on our website (www.advantageincome.com).

SCHEDULE "A"
"TRUST INDENTURE AMENDMENT RESOLUTION"

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Trust Indenture be amended as follows:

   (a) by deleting the current text under Section 3.8 titled "Non-Resident Ownership Constraint" and adding the following as Section 3.8 of the Trust Indenture:

   3.8 Mutual Fund Trust

   Except to the extent permitted under the Tax Act, the Trust shall endeavour to satisfy the requirements of Section 132(6) of the Tax Act at all times.

   (b) by deleting the following definitions set forth in Section 1.1 of the Trust Indenture:

   (i) "10⅜% Notes" means the 10⅜% unsecured subordinated promissory notes of AOG issued on October 18, 2002 to the Trust;

   (ii) "10⅜% Note Indenture" means the trust indenture providing for the issuance of the 10⅜% Notes dated October 18, 2002, as amended by the First Supplemental Note Indenture dated as of the same date and made between AOG and Computershare Trust Company of Canada, as trustee;

   (iii) "9⅜% Notes" means the 9⅜% unsecured subordinated promissory notes of AOG issued on July 8, 2003 to the Trust;

   (iv) "9⅜% Note Indenture" means the trust indenture providing for the issuance of the 9⅜% Notes dated July 8, 2003;

   (v) "8.5% Notes" means the 8.5% unsecured subordinated promissory notes of AOG issued on December 2, 2003 to the Trust;

   (vi) "8.5% Note Indenture" means the trust indenture providing for the issuance of the 8.5% Notes dated December 2, 2003;

   (c) by adding the following definitions to Section 1.1 of the Trust Indenture:

   (i) "Long Term Note Indenture" means the note indenture dated September 30, 2004 between AOG and Computershare Trust Company of Canada providing for the issue of long term Notes;

   (ii) "Medium Term Note Indenture" means the note indenture dated September 30, 2004 between AOG and Computershare Trust Company of Canada providing for the issue of medium term Notes;

   (d) by amending the definition of "Credit Facilities" and "Swap Arrangements" to include references to indemnities and sureties and to also provide the Trustee with the power and authority to indemnify or act as a surety with respect to indebtedness, obligations and liabilities of AOG or any other wholly owned Subsidiary of the Trust in section 7.2(s) of the Trust Indenture;

(e) by deleting the current definitions of "Note Indenture", "Notes" and "Royalty Agreement" set forth in Section 1.1 of the Trust Indenture and replacing them with the following definitions:

  (i) "Note Indentures" means the Medium Term Note Indenture and the Long Term Note Indenture;

  (ii) "Notes" means the unsecured subordinated promissory notes of AOG issued to the Trust from time to time under the Note Indentures and "Note" means any one of them;

  (iii) "Royalty Agreement" means the royalty agreement entered into between AOG and the Trust dated as of December 1, 2003 and providing for the creation of the Trust Royalty;

(f) by amending subsection (iii) of the definition of "Distributable Income" to specifically reference the "Notes" as newly defined;

(g) by amending the definition of "Material Contracts" in the Trust Indenture to reference the Note Indentures as newly defined;

(h) by amending the definition of "Properties" to include petroleum and natural gas properties which may be acquired by any Subsidiary of the Trust;

(i) to make consequential changes to the Trust Indenture to reflect the defined terms (in capitalized letters) as appropriate;

(j) by otherwise amending the Trust Indenture to delete references to the 10⅜% Notes, 9⅜% Notes, 8.5% Notes, the 10⅜% Note Indenture, the 9⅜% Note Indenture and the 8.5% Note Indenture where appropriate and by deleting, amending or adding any consequential language;

(k) to amend the lead in sentence to Section 4.1 "Purpose of the Trust" to read "The Trust is a limited purpose Trust and is created for the following purposes:";

(l) by amending the first sentence of each of Section 7.1(a), Section 7.2 and Section 7.2(v) of the Trust Indenture by deleting the words "or other contracts or obligations of the Trustee or the Trust";

(m) by amending the lead in paragraph to Section 8.1 to read "Except as expressly prohibited by law or as otherwise set out in this Indenture...";

(n) by amending Section 8.2 to include, as an item delegated from the Trustee to AOG, any matters relating to establishment or determination of any Swap Arrangements (as defined in the Trust Indenture);

(o) by amending Section 8.2 to delete the reference to the implementation of non-resident ownership constraints in relation to matters related to the Trust's continuing qualification as a "mutual fund trust" under the *Income Tax Act* (Canada); and

(p) by amending Section 8.2 to add the following text:

> Notwithstanding any other provision of this Indenture, including, without limitation, Sections 8.1 and 8.2 hereof, the duties and obligations of the Trustee shall not be delegated to the Manager, AOG or any other person in relation to: (a) without limiting the duties and obligations of the Transfer Agent hereunder, the transfer and cancellation of certificates representing Trust Units and the maintenance of registers of Unitholders; (b) terminating this Indenture in accordance with the provisions hereof; and (c) the Trustee's powers and authority under subsections 7.2(ii) and 7.2(jj).

2. Subject to the implementation of this special resolution as set forth in paragraph no. 3 below, this special resolution shall be effective as of the date of its approval by the Unitholders.

3. The proper officers of Advantage Oil & Gas Ltd. ("AOG") and/or the Trustee, on behalf of the Trust, be and they are hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts and things as they determine to be necessary or desirable for the implementation of this special resolution, at such times as they may determine, provided that the directors of AOG may, in their discretion and without further approval of the Unitholders, revoke and rescind this special resolution or any of the amendments to the Trust Indenture contemplated therein before it is acted upon.

SCHEDULE "B "

Advantage TSX Corporate Governance Guidelines Compliance Table

GUIDELINES		COMPLIANCE	COMMENTS
1.	The Board should explicitly assume responsibility for the stewardship of Advantage, including:		
(a)	the adoption of a strategic planning process;	Yes	The Board has adopted a formal mandate (the "Mandate") which sets out its stewardship responsibilities, including matters related to strategic planning. Historically, strategic planning has occurred at the Board level through the annual budget process, quarterly updates and review of acquisitions and other opportunities that arise from time to time where the Board considers the suitability of such opportunities and the long term strategy for Advantage.
(b)	the identification of the principal risks of Advantage's business and the implementation of appropriate systems to manage these risks;	Yes	Directly and through the Audit Committee, the Board monitors and receives, at minimum, annual reports respecting operations, internal controls and business risks from management and the external auditors. The Mandate of the Board calls for the review of the principal strategic and operational opportunities and risks of Advantage's business and the taking of reasonable steps to review systems implemented by management to manage such risks. In addition, the Independent Reserve Evaluation Committee reviews the Corporation's environmental, health and safety management system, and through the Corporation's Vice President, Operations, monitors its operation. The same committee reviews the reserve evaluation report prepared by an independent reservoir engineering firm, meets with both the independent engineer and management and is to be apprised of any major changes or potential future changes to reserves. Furthermore, the Board as a whole has implemented a revenue protection program with management regularly reporting to the Board with respect to hedging and other revenue protection strategies.
(c)	succession planning, including appointing, training and monitoring senior management;	Yes	The Board is responsible for the stewardship of Advantage through consultation with management of AOG and the Manager. The President and Chief Executive Officer is instrumental in succession planning, including the training, monitoring and appointing of senior management. In addition, the Human Resources, Compensation and Corporate Governance Committee reviews the compensation paid to management at least annually and, when required makes recommendations to the Board regarding appointments of corporate officers and senior management.
(d)	Advantage's communications policy; and	Yes	Advantage has adopted a disclosure, confidentiality and trading policy (the "Disclosure Policy") which is intended to, among other things, establish procedures which (i) permit disclosure of information about Advantage to the public in a timely manner; (ii) ensure that non-publicly disclosed information remains

GUIDELINES	COMPLIANCE	COMMENTS
		confidential; (iii) address how Advantage interacts with analysts and the public; and (iv) contains measures for Advantage to avoid selective disclosure. The adoption of such Disclosure Policy and procedures was implemented for the purposes of requiring sound disclosure practices and maintaining investor confidence as well as complying with National Policy 51-201 "Disclosure Standards", securities laws and the Toronto Stock Exchange's rules on disclosure and trading. The Disclosure Policy provides that such policy is to be reviewed annually and based on the results of the review may be revised accordingly. Furthermore, Advantage is required to send annual and quarterly disclosure documents and financial statements to registered unitholders and, as well, issue press releases with respect to material events for the Trust. The Board or individual members generally approve all of Advantage's major compliance and communication documents, including annual and quarterly reports, financing documents, press releases, and other disclosure documents. In addition, Advantage has delegated the responsibility for direct shareholder communications to the Corporation's Vice President, Corporate Development, who is available to unitholders and the investment community to discuss Advantage's business and operations. Inquiries may be directed to Advantage's investors' relations line at (416) 945-6636.
(e) the integrity of Advantage's internal control and management information systems.	Yes	The Board, through its committees, has established a system for monitoring internal controls and management information systems. The following committees are responsible for reviewing and advising the Board in the noted areas: *Human Resources, Compensation and Corporate Governance Committee*: Board committee mandates, engagement of special advisors, annual statement of corporate commercial practices, Board composition and independence, Board size and nomination of candidates, orientation and education programs for new directors, appointments of senior management, amendments to the management agreement, employment, remuneration and incentive plans *Audit Committee*: financial reporting, disclosure, compliance with GAAP, internal/external audit functions, oversight of financing plans and internal control systems and review of tax pools; approval of non-audit services by external auditors *Independent Reserve Evaluation Committee*: reviews reserves and National Instrument 51-101 reports, compliance with environmental

GUIDELINES	COMPLIANCE	COMMENTS
		and safety regulation, environment and safety policies and emergency response plans. In addition, the Board has adopted a revenue protection plan to review and implement hedging and derivatives policies and transactions. Advantage is considering the implementation of an overall formal code of business ethics to govern the behaviour of its directors, officers, employees and other service providers. It is intended that the formal code will incorporate and enhance a number of existing Advantage policies that deal with such matters.
2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	Six of the eight proposed members of the Board are unrelated directors.
3. The analysis of the application of the principles supporting the conclusion in paragraph 2 above.	Yes	Of the eight proposed members of the Board, only two are members of management. The remaining six proposed members of the Board are independent of management and are free from any interest and any business or other relationship (other than interests and relationships arising from unit and debenture holdings, which unit and debenture holdings are not significant) which could, or could reasonably be perceived to, materially interfere with such directors' ability to act in the best interests of Advantage.
4. The Board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	Yes	The Human Resources, Compensation and Corporate Governance Committee is responsible for proposing new nominees to the Board and for assessing directors on an ongoing basis. Such committee is comprised of outside, unrelated directors.
5. The Board should implement a process to be carried out by the Nominating Committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	Yes	The Human Resources, Compensation and Corporate Governance Committee has been assigned the responsibility of assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. Furthermore, the Board monitors the effectiveness of individual directors and committees of the Boards by addressing any concerns at Board meetings. Board members are free to raise effectiveness issues. In addition, the Board has implemented the use of an annual evaluation process whereby members of the Board review the effectiveness of the Board as a whole, its committees and its individual members.
6. The existence of an orientation and education program for new recruits to the Board.	See Comments	There is no formal education and orientation program for new Board members. All current members of the Board have extensive experience serving on boards of public entities. Management of the Corporation and the Manager are available to Board members if specific information is requested. Given that new directors will be added infrequently, no formal orientation program is felt to be necessary at this time, however, if such need does arise, implementation of such a program for new recruits to the Board is the responsibility of the Human Resources, Compensation and Corporate Governance

GUIDELINES	COMPLIANCE	COMMENTS
		Committee.
7. The size of the Board and the impact of the number of directors upon the Board's effectiveness.	Yes	The Shareholder Agreement prescribes that the Board shall consist of a minimum of five members and a maximum of nine members, with the initial number being set at seven members. The Board is comprised of eight directors, which the Board believes is large enough to permit a diversity of views and to staff the various committees of the Board without being too large to detract from the Board's efficiency and effectiveness. Each of the members of the Board has extensive and diverse business and public company experience with six of eight directors having substantial experience in the oil and gas industry. In addition, three of the eight directors have extensive experience in the income fund and royalty trust sector. Finally, the Human Resources, Compensation and Corporate Governance Committee has the responsibility of assessing the effectiveness of the Board, including considering the appropriate size of the Board.
8. The adequacy and form of the compensation of directors should realistically reflect the responsibilities and risk involved in being an effective director.	Yes	Outside directors are compensated by fees and trust unit rights issued under the Trust Unit Rights Incentive Plan. Compensation levels are reviewed periodically by the Human Resources, Compensation and Corporate Governance Committee (with reference to compensation surveys and other industry data), which committee makes recommendations to the Board. Director compensation was most recently revised effective July 1, 2004. See "Remuneration of Directors of AOG" in the Information Circular to which this Schedule "B" is attached. Directors' liability insurance is also provided.
9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	Yes	All committees of the Board are composed of outside, unrelated directors.
10. The Board's responsibility for (or a committee of the Board's general responsibility for) developing Advantage's approach to governance issues.	Yes	The Board believes that its approach to corporate governance practices is substantially consistent with the Guidelines. The Human Resources, Compensation and Corporate Governance Committee is responsible for preparing and recommending to the Board annually the statement of corporate governance practices and for dealing with other corporate governance matters.
11. The Board has developed:		
(a) position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities; and	Yes	The Board is responsible for the stewardship of Advantage through consultation with management of AOG and the Manager, and generally directs the business and affairs of the Trust. The Management Agreement, Trust Indenture and Shareholders' Agreement provide for specific delegation of certain duties and responsibilities amongst the Manager, management of AOG and the Board of Directors, with the Board of Directors retaining a supervisory role and specific authority relating to significant operational and other decisions. In addition, the Management Agreement provides that the Manager agrees to make Kelly Drader available for performance of the services

GUIDELINES	COMPLIANCE	COMMENTS
		to be performed to the Trust and AOG.
(b) the corporate objectives for which the CEO is responsible for meeting.	Yes	The Chief Executive Officer, together with senior management, implements the corporate objectives developed with the Board while operating within the parameters of the Trust Indenture, Management Agreement and Mandate of the Board.
12. The appropriate structures and procedures to ensure that the Board can function independently of management.	Yes	The Shareholder Agreement prescribes that as long as the Manager is a party to the Management Agreement, it is entitled to designate two members to the Board with the balance of the members being selected by a vote of Unitholders. One of the directors so selected by the Unitholders must be the Chairman of the Board and a majority of the Board must not be officers, employees or consultants of the Corporation, the Manager or any of their respective affiliates. In addition, committees of the Board must, in all cases, be comprised of a majority of directors selected by the Unitholders. Accordingly, the majority of the Board and its committees will always be independent of Management. In addition, Advantage has a practice where the non-management members of the Board meet independently of management following scheduled Board meetings.
13(a) The Audit Committee of the Board should be composed only of outside directors.	Yes	The Audit Committee consists of Messrs. Tourigny (Chair), Tolley and Sharpe, all of whom are outside directors. Mr. Tourigny is a chartered accountant and all of the members of the Committee qualify as having the requisite "financial literacy" suggested by Multilateral Instrument 52-110.
(b) The roles and responsibilities of the Audit Committee should be specifically defined.	Yes	The Audit Committee has adopted a specific charter which defines it's role and responsibilities.
(c) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee (i) reviews with Advantage's auditors and with management Advantage's accounting principles, policies and practices; (ii) reviews Advantage's audited consolidated financial statements with the auditors prior to their submission to the Board for approval; and (iii) reviews with the auditors the adequacy of Advantage's accounting, financial and operating controls.
(d) The Audit Committee's duties should include oversight responsibility for management reporting on internal controls and should ensure that management has designed and implemented an effective system of internal controls.	Yes	The Audit Committee reviews the scope and adequacy of management's internal controls and reporting.
14. The existence of a system which enables an individual director to engage an outside advisor at the expense of Advantage in appropriate circumstances, subject to the approval of an appropriate committee of the Board.	Yes	A director or a group of directors may engage outside advisors at the expense of Advantage, subject to approval of the Human Resources, Compensation and Corporate Governance Committee.


RECEIVED
SEC MAIL PROCESSING
APR 22 2005
WASH. D.C.
209
SECTION

ADVANTAGE ENERGY INCOME FUND

RENEWAL ANNUAL INFORMATION FORM

2004

March 21, 2005

G:\055971\0045\AIF (2005) 15.doc

TABLE OF CONTENTS

GLOSSARY OF TERMS

"**Debentures**" means, collectively, the 7.50% Debentures, 7.75% Debentures, 8.25% Debentures, 9% Debentures and 10% Debentures;

"**Distribution Record Date**" means, until otherwise determined by the Trustee, the last day of each month of each year, provided that if the last day of the month is not a Business Day, then the Distribution Record Date for such month will be the first Business Day following the last day of each month of the year or such other dates in any year determined from time to time by the Trustee, but December 31 in each year shall be a Distribution Record Date;

"**General and Administrative Costs**" means the amount in aggregate representing all expenditures and costs incurred by the Manager in carrying out its obligations or duties hereunder in respect of AOG, the Royalty or us or in the management and administration of AOG, the Royalty and us including, without limitation: (a) all reasonable costs and expenses relating to AOG, the Royalty and us and paid directly to third parties by or on behalf of AOG, us or our affiliates, including, without limitation, Trustee's fees; and (b) all reasonable costs and expenses incurred specifically for AOG or us relating to AOG, the Royalty or us including auditing, accounting, bookkeeping, rent and other leasehold expenses, legal, land administration, engineering, travel, telephone, data processing, reporting and all other reasonable costs and expenses approved by the Board, from time to time, and incurred by the Manager in discharging its obligations hereunder in respect of AOG, the Royalty or us (other than the Management Fees). For greater clarity, employee bonuses and amounts paid to employees under incentive plans are not reimbursable;

"**Initial Permitted Securities**" means any equity or debt securities, or rights thereto, authorized or issued from time to time by AOG including, without limitation, the Common Shares, Preferred Shares and Notes;

"**Long Term Note Indenture**" means the master note indenture dated September 30, 2004 between AOG and Computershare Trust Company of Canada providing for the issuance of the Long Term Notes;

"**Long Term Notes**" means the unsecured subordinated promissory notes of AOG issued to us from time to time under the Long Term Note Indenture;

"**Management Agreement**" means the amended and restated management agreement dated October 4, 2004 among AOG, the Manager and the Trustee on our behalf;

"**ManagementCo Group**" means Affiliates and Associates of the Manager, and officers and directors (and their respective Associates) of the Manager and Affiliates of the Manager;

"**Market Capitalization**" means an amount equal to the weighted average number of Trust Units outstanding for the Return Period times the Unit Market Price at the beginning of the Return Period;

"**Medium Term Note Indenture**" means the master note indenture dated September 30, 2004 between AOG and Computershare Trust Company of Canada providing for the issue of Medium Term Notes;

"**Medium Term Notes**" means the unsecured subordinated promissory notes of AOG issued to us from time to time under the Medium Term Note Indenture;

"**Note Indentures**" means, collectively, the Long Term Note Indenture and the Medium Term Note Indenture;

"**Note Trustee**" means Computershare Trust Company of Canada, or its successor as trustee under the Note Indentures;

"**Notes**" means the unsecured subordinated promissory notes of AOG issued to us from time to time under the Note Indentures;

"**Oil and Natural Gas Properties**" or "**Properties**" means the working, royalty or other interests of AOG in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by AOG from time to time;

"**Operating Cash Flow**" means, in respect of any period for which Operating Cash Flow is calculated: (i) the amount received or receivable by AOG (on a consolidated basis) in respect of the sale of all Petroleum Substances from the Properties and any oil and gas revenue received in such period, including any commodity hedging gains and ARC but not including proceeds of the sale of Properties; plus (ii) income and distributions we receive from any Permitted Investments, but not including any proceeds of sale of Permitted Investments; less (iii) expenditures paid or payable by or on behalf of AOG (on a consolidated basis) in respect of operating the Properties including, without limitation, the costs of gathering, compressing, processing, transporting and marketing all Petroleum Substances produced therefrom, commodity hedging losses and all other amounts paid to third parties which are calculated with reference to production from the Properties, including, without limitation, crown royalties, gross overriding royalties and lessors' royalties, but for certainty not deducting the Royalty or any royalties payable to us by AOG in all other respects;

"**Permitted Investments**" means, with respect to up to 25% of our total assets, (unless otherwise approved by the board of directors of AOG from time to time): (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition; and (iv) trust units and limited partnership units in trusts and limited partnerships which invest in energy related assets including all types of petroleum and natural gas and energy related assets, and including, without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets;

"**Petroleum Substances**" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"**Resource Properties**" means Canadian resource properties as defined in the Tax Act;

"**Return Period**" means the period for which the management fees under the Management Agreement are being calculated, which period shall be a calendar year, except for any year in which the Management Agreement is terminated, in which case the return period shall commence at the start of such year and end on the date of such termination;

"**Royalty**" means the 95% interest in AOG 's Petroleum Substances within, upon or under certain of its Oil and Natural Gas Properties granted pursuant to the Royalty Agreement;

"**Royalty Agreement**" means the amended and restated royalty agreement entered into between AOG and us dated as of December 1, 2003 and providing for the creation of the Royalty;

"**Settled Amount**" means the amount of one hundred dollars in lawful money of Canada paid by our settlor to the Trustee for the purpose of settling the Trust;

"**Shareholder Agreement**" means the shareholder agreement entered into as of May 24, 2001 between AOG and the Trustee, as our trustee for and on our behalf;

"**Subsequent Investment**" means those investments which we are permitted to make pursuant to the Trust Indenture, namely royalties in respect of properties and securities of AOG or any other subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets and whether effected through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets;

"**Total Return Amount**" means, in respect of any Return Period, an amount equal to the Total Return Percentage minus 8.0% if the Return Period is a full calendar year, and adjusted on a *pro rata* basis should the Return Period be less than a full calendar year, multiplied by the Market Capitalization for that Return Period;

"**Total Return Percentage**" means the annual rate of return percentage to a holder of a Trust Unit for a particular Return Period based upon the difference between the Unit Market Price at the beginning and end of the Return Period plus the cash distributions per Trust Unit divided by the Unit Market Price at the beginning of the Return Period;

"**Trust Fund**", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee for the purposes of the Trust under the Trust Indenture: (i) the Settled Amount; (ii) the Initial Permitted Securities; (iii) the Royalty; (iv) all funds realized from the sale of, or Permitted Investments obtained in exchange for, Trust Units from time to time; (v) any Permitted Investments in which funds may from time to time be invested; (vi) any Subsequent Investments; (vii) any proceeds of disposition of any of the foregoing property including, without limitation, the Royalty but not Trust Units in the case of a redemption thereof to which Section 9.5 of the Trust Indenture applies; and (viii) all income, interest, dividends, return of capital, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accretions to or accruals in respect of any of the foregoing property or such proceeds of disposition from time to time;

"**Trust Indenture**" means the trust indenture between Computershare Trust Company of Canada and AOG made effective as of April 17, 2001, supplemented as of May 22, 2002 and amended and restated as of June 25, 2002, May 28, 2002 and May 26, 2004, pursuant to which Advantage was formed, as the same may be further amended, restated or replaced from time to time;

"**Unit Market Price**" of the Trust Units at any date means the weighted average of the trading price per Trust Unit for such Trust Units for the ten (10) consecutive trading days immediately preceding such date and the ten (10) consecutive trading days from and including such date, on the TSX or, if on such date the Trust Units are not listed on the TSX, on the principal stock exchange upon which such Trust Units are listed, or, if such Trust Units are not listed on any stock exchange, then on such over-the-counter market as may be selected for such purposes by the board of directors of AOG; and

"**Unitholders**" means the holders from time to time of one or more Trust Units, as shown on the register of such holders maintained by the Trust or by the Transfer Agent on behalf of the Trust.

Words importing the singular number only include the plural, and *vice versa*, and words importing any gender include all genders. All dollar amounts set forth in this renewal annual information form are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

Oil and Natural Gas Liquids

bbls	barrels
Mbbls	thousand barrels
MMbbls	million barrels
NGLs	natural gas liquids
stb	stock tank barrels of oil
Mstb	thousand stock tank barrels of oil
MMboe	million barrels of oil equivalent
boe/d	barrels of oil equivalent per day
bbls/d	barrels of oil per day

Natural Gas

Mcf	thousand cubic feet
MMcf	million cubic feet
bcf	billion cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
m^3	cubic metres
MMbtu	million British Thermal Units
GJ	Gigajoule

Other

BOE or boe	means barrel of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one bbl of oil. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
WTI	means West Texas Intermediate.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
psi	means pounds per square inch.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.293
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	MMbtu	0.950

YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS BECAUSE THEY ARE INHERENTLY UNCERTAIN

Certain statements contained in this renewal annual information form, and in certain documents incorporated by reference into this renewal annual information form, constitute forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We and AOG believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this renewal annual information form should not be unduly relied upon. These statements speak only as of the date of this renewal annual information form or as of the date specified in the documents incorporated by reference into this renewal annual information form, as the case may be.

In particular, this renewal annual information form, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- the performance characteristics of our assets;
- oil and natural gas production levels;
- the size of the oil and natural gas reserves;
- projections of market prices and costs and the related sensitivities of distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes; and
- capital expenditures programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this renewal annual information form:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- fluctuation in foreign exchange or interest rates;
- stock market volatility and market valuations;
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
- geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and
- the other factors discussed under "Risk Factors".

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward looking statements contained in this renewal annual information form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Trust, the Manager, nor AOG undertakes any obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the heading "Risk Factors" in this renewal annual information form.

ADVANTAGE ENERGY INCOME FUND

General

Advantage Energy Income Fund ("**Advantage**", the "**Trust**", the "**Fund**", "**us**", "**we**", or "**our**" and, where the context requires, also includes the Trust's subsidiaries) is an entity that provides monthly cash distributions to its holders ("**Unitholders**") of trust units ("**Trust Units**") of the Trust. Advantage was created under the laws of the Province of Alberta pursuant to the Trust Indenture. It is, for Canadian tax purposes, an open-ended mutual fund trust and is categorized as a "natural resource issuer" for the purposes of Canadian securities laws. The Trust is administered by the Trustee. The beneficiaries of the Trust are the Unitholders.

Advantage Oil & Gas Ltd. ("**AOG**") is an oil and natural gas exploitation and development company that is wholly-owned by us. It was originally incorporated in 1979 as Westrex Energy Corp. ("**Westrex**"). Through a plan of arrangement under the *Business Corporations Act* (Alberta) ("**ABCA**"), Westrex merged with Search Energy Inc. on December 31, 1996, and changed its name to Search Energy Corp. ("**Search**") on January 2, 1997.

Effective May 24, 2001, all of the issued and outstanding common shares of Search were acquired by 925212 Alberta Ltd. ("**AcquisitionCo**"), a corporation wholly-owned by us. Search and AcquisitionCo were then amalgamated and continued as "Search Energy Corp.". On July 26, 2001, Search acquired all of the shares of Due West Resources Inc. ("**Due West**"). Effective August 1, 2001, Search and Due West were amalgamated and continued as "Search Energy Corp.". Effective January 1, 2002, Search acquired a number of natural gas properties located primarily in southern Alberta formerly administered by Gascan Resources Ltd. On June 26, 2002, Search changed its name to Advantage Oil & Gas Ltd. On November 18, 2002, AOG acquired all of the issued and outstanding shares of Best Pacific Resources Ltd. ("**Best Pacific**"). On December 2, 2003, AOG acquired all of the issued and outstanding shares of MarkWest Resources Canada Corp. ("**MarkWest**"). MarkWest was amalgamated with AOG effective January 1, 2004. On September 15, 2004, we indirectly acquired certain petroleum and natural gas properties and related assets from Anadarko Canada Corporation ("**Anadarko**") for approximately $186,000,000 before closing adjustments. On December 21, 2004, we indirectly acquired Defiant Energy Corporation ("**Defiant**") by way of the Arrangement (as defined herein) involving a combination of cash consideration, Trust Units and Exchangeable Shares of AOG. Effective January 1, 2005, Defiant amalgamated with AOG.

In accordance with the Management Agreement, Advantage Investment Management Ltd. (the "**Manager**") has agreed to act as manager of the Trust and AOG. The Manager is a Canadian-owned energy advisory management corporation, incorporated on March 19, 2001, pursuant to the provisions of the ABCA.

Our head office, the head office of the Manager and AOG and the registered office of AOG is located at Suite 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. The registered office of the Manager is located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Our Organizational Structure

The following diagram sets forth our organizational structure as at the date hereof.


Trust Unitholders(1)(2)
Cash Distributions(2)
Income from Permitted Investments
Trust Units (100%)
Exchangeable Shareholders
Advantage Energy Income Fund (Alberta)
Exchange Rights
100% Common Shares
Royalty, Notes, 100% Common Shares
Management Services
Interest and Principal Payments, Royalty Payments and Dividends on Common Shares
Fees
Advantage Investment Management Ltd. (Alberta)
Advantage Oil & Gas Ltd.(3) (Alberta)
Advantage ExchangeCo Ltd. (Alberta)
Management Services

Notes:

(1) The Unitholders own 100% of the Trust.
(2) Cash distributions are made to Unitholders monthly based upon our cash flow.
(3) AOG has two wholly-owned subsidiaries, namely Best Pacific Resources (U.S.) Inc. and Spirit Waste Management Inc., both of which corporations do not own any material assets.

In accordance with the terms of the Trust Indenture and the Shareholder Agreement, holders of Trust Units are entitled to direct us as to how to vote in respect of all matters to be placed before us, including the selection of directors of AOG, approving AOG's financial statements, and appointing the auditors of AOG, who shall be the same as our auditors. The Shareholder Agreement provides that the Unitholders are entitled to elect a majority of the board of directors of AOG and the Manager has the right to designate two of such directors.

GENERAL DEVELOPMENT OF THE BUSINESS

2002

On January 29, 2002, we issued 2,500,000 Trust Units to the public at a price of $7.90 per Trust Unit for gross proceeds of $19,750,000. We used the net proceeds of the issue to complete the acquisition of certain natural gas properties, to repay bank debt and to fund our 2002 capital expenditure program.

The first annual and special meeting of Unitholders was held on June 25, 2002 at which, among other things, Unitholders considered and approved the name change from "Search Energy Corp." to "Advantage Oil & Gas Ltd." and the addition of a class of non-voting common shares for AOG. On September 10, 2002, we completed an asset exchange transaction whereby it acquired additional interests in producing natural gas properties at Vermilion, Alberta in consideration for our interest in heavy oil properties located in Wainwright, Alberta. The exchange was structured as a property swap with us neither receiving nor paying any cash in relation to the transaction.

On September 30, 2002, we announced that it had entered into an acquisition agreement providing for an offer to purchase, by way of formal take-over bid, all of the issued and outstanding common shares of Best Pacific, including all shares issued upon the exercise of outstanding options and warrants, on the basis of $1.25 cash consideration for each share. We acquired 95% of the shares and completed the compulsory acquisition of the remaining shares effective November 21, 2002. The acquisition of Best Pacific had a net purchase price, after adjustments and fees, of approximately $53.4 million, which amount includes the assumption of approximately $21.7 million of net debt. The properties owned by Best Pacific consisted primarily of high working interest natural gas and light oil properties located in southern Alberta and southeastern Saskatchewan.

On October 18, 2002, in conjunction with the acquisition of Best Pacific, we closed an offering, on a bought deal basis by way of short form prospectus, of $55,000,000 aggregate principal amount of debentures, which debentures have a coupon of 10%, mature on November 1, 2007 and are convertible into Trust Units at a price of $13.30 per Trust Unit (the "**10% Debentures**"). Interest is payable on the 10% Debentures semi-annually and commenced on May 1, 2003. The net proceeds of the offering were used to fund the acquisition of Best Pacific, to reduce bank indebtedness and for general corporate purposes.

2003

On July 8, 2003, we completed the issue, by way of short form prospectus, of $30,000,000 principal amount of 9% convertible unsecured subordinated debentures, which debentures mature on August 1, 2008 and are convertible into Trust Units at $17.00 per Trust Unit (the "**9% Debentures**"). The net proceeds of the offering were used to fund an expanded capital expenditure program and to repay debt.

On December 8, 2003, we completed a second issue, by way of short form prospectus, of 5,100,000 Trust Units at $15.75 per Trust Unit for gross proceeds of $80,325,000 and $60,000,000 aggregate principal amount of 8¼% convertible unsecured subordinated debentures, which debentures mature on February 1, 2009 and are convertible into Trust Units at $16.50 per Trust Unit (the "**8¼% Debentures**"). The net proceeds of the offering were used to fund the acquisition of MarkWest, to reduce amounts outstanding under our credit facility and to fund drilling and exploitation capital expenditures. In conjunction with the completion of the financing, we also announced the completion of the MarkWest acquisition for total cash consideration of $96,800,000 prior to adjustments.

2004

On September 15, 2004, we completed an issue, by way of short form prospectus, of 3,500,000 Trust Units and $75 million aggregate principal amount of 7.50% convertible unsecured subordinated debentures (the "**7.50% Debentures**") and $50 million aggregate principal amount of 7.75% convertible unsecured subordinated debentures (the "**7.75% Debentures**") to partially finance the acquisition of certain petroleum and natural gas properties and related assets from Anadarko. On December 21, 2004, we closed the Defiant Acquisition in exchange for a combination of cash consideration, Trust Units and Exchangeable Shares of AOG. See "Significant Acquisitions" for further details.

On December 21, 2004, we announced the closing of our acquisition of Defiant (the "**Defiant Acquisition**") by way of plan of arrangement (the "**Arrangement**") under section 193 of the ABCA. Pursuant to the Arrangement, shareholders of Defiant could elect to receive (i) 0.201373 of a Trust Unit for each Defiant share, (ii) 0.201373 of an AOG exchangeable share for each Defiant share, or (iii) $2.79889 per Defiant share and the balance of the consideration in Trust Units as set out in option (i). In addition, Defiant shareholders received one sixth of one common share of Defiant Resources Corporation, a newly incorporated exploration company.

The Defiant Acquisition is consistent with our strategy of focusing on natural gas and light oil properties that provide low risk drilling upside. The transaction is accretive to our 2005 cash flow and production per unit and provides us with additional lower risk drilling and recompletion opportunities. The asset base acquired from Defiant is highly concentrated consisting of three core areas located in central Alberta in close proximity to our existing operations and approximately 90% of the production is operated, with four projects representing 85% of the current production.

Significant Acquisitions

On September 15, 2004, we indirectly acquired certain petroleum and natural gas properties and related assets from Anadarko Canada Corporation (the "**Acquired Assets**") for total consideration of approximately $186 million before closing adjustments (the "**Asset Acquisition**"). The Asset Acquisition has an effective date of July 1, 2004. The Business Acquisition Report in respect of the Asset Acquisition, dated September 30, 2004, was filed in accordance with Part 8 of National Instrument 51-102 Continuous Disclosure Obligations ("**NI 51-102**") and is incorporated herein by reference.

Anticipated Changes in the Business

As at the date hereof, we do not anticipate that any material change in our business shall occur during the balance of the 2005 financial year.

RECENT DEVELOPMENTS

On February 9, 2005, we completed an issue, by way of short form prospectus, of 5,250,000 Trust Units at $21.65 per Trust Unit for gross proceeds of $113,662,500. We initially used the net proceeds of the offering to repay a portion of our indebtedness under our credit facilities incurred in connection with, among other things, the Defiant Acquisition. The net proceeds will ultimately be used for our 2005 capital expenditure program and for general purposes. As at the closing of the offering, 56,575,489 Trust Units were issued and outstanding.

DESCRIPTION OF OUR BUSINESS AND OPERATIONS

Advantage Energy Income Fund

We are a limited purpose trust and are restricted to:

1. investing in the Initial Permitted Securities, the Permitted Investments, Subsequent Investments and such other securities and investments as AOG may determine, provided that under no circumstances shall the Trustee, AOG or the Manager purchase or authorize the purchase of any security, asset or investment (collectively a "Prohibited Investment") on our behalf or using any of our assets or property which are defined as "foreign property" under subsection 206(1) of the *Income Tax Act* (Canada) ("**Tax Act**") or are a "small business security" as that expression is used in Part LI of the Regulations to the Tax Act or would result in us not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act at the time such investment was made;

2. disposing of any part of the Trust Fund, including, without limitation, any Permitted Investments;

3. acquiring the Royalty and other royalties in respect of Resource Properties;

4. temporarily holding cash, and Permitted Investments (including investments in AOG) for the purposes of paying Trust expenses and Trust liabilities, paying amounts payable by us in connection with the redemption of any Trust Units, and making distributions to Unitholders;

5. acquiring or investing in securities of AOG or any other subsidiary of ours to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas related assets, including, without limitation, facilities of any kind and whether effected through the acquisition of assets or the acquisition of shares or other form of ownership interest in any entity, the substantial majority of the assets of which are comprised of like assets;

6. undertaking such other business and activities including investing in securities as shall be approved by AOG from time to time provided that we shall not undertake any business or activity which is a Prohibited Investment (as defined in the Trust Indenture);

and to pay the costs, fees and expenses associated therewith or incidental thereto.

In accordance with the terms of the Trust Indenture, we will make cash distributions to our Unitholders of the interest income earned from the Long Term Notes, royalty income earned on the Royalty, dividends (if any) received on, and amounts, if any, received on redemption of, Common Shares and Preferred Shares, and income and distributions received from any Permitted Investments after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. See "Additional Information Respecting Advantage Energy Income Fund – Cash Distributions".

Advantage Oil & Gas Ltd.

AOG is actively engaged in the business of oil and gas exploration, development, acquisition and production in the provinces of Alberta, British Columbia and Saskatchewan.

We employ a strategy to maintain production from AOG's existing production base while focusing capital expenditures on low-risk development opportunities. AOG utilizes financial hedges, when deemed appropriate, to manage and reduce the volatility in commodity prices. See "Risk Factors". AOG generally sells or farms out higher risk projects while actively pursuing growth opportunities through oil and gas property acquisitions, as well as through corporate acquisitions. AOG targets acquisitions that are accretive to net asset value and that increase our reserve and production base per Trust Unit outstanding. Acquisitions must also meet reserve life index criteria and exhibit low risk opportunities to increase reserves and production. It is currently intended that AOG will finance acquisitions and investments through bank financing, the issuance of additional Trust Units from treasury and the issuance of subordinated convertible debentures, maintaining prudent leverage.

Advantage Investment Management Ltd.

Pursuant to the Management Agreement, the Manager has agreed to act as manager of the Trust and AOG. The board of directors of AOG has retained the Manager to provide comprehensive management services and has delegated certain authority to the Manager to assist in the administration and regulation of the day-to-day operations of the Trust and AOG and assist in executive decisions which conform to the general policies and general principles previously established by the board of directors. The Manager is entitled to designate two directors to serve on the board of directors. The Manager also provides executive officers to AOG, subject to the approval of the board of directors of AOG.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The report of management and directors on oil and gas disclosure in Form 51-101F3 and the report on reserves data by Sproule Associates Limited ("**Sproule**") in Form 51-101F2 are attached as Schedules "A" and "B" to this renewal annual information form, which forms are incorporated herein by reference.

The statement of reserves data and other oil and gas information set forth below (the "**Statement**") is dated December 31, 2004. The effective date of the Statement is December 31, 2004 and the preparation date of the Statement is February 17, 2005.

Disclosure of Reserves Data

The reserves data set forth below (the "**Reserves Data**") is based upon an evaluation by Sproule with an effective date of December 31, 2004 contained in a report of Sproule dated February 17, 2005 (the "**Sproule Report**"). The Reserves Data summarizes our oil, liquids and natural gas reserves and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("**NI 51-101**"). Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. Advantage Energy Income Fund engaged Sproule to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of our reserves are in Canada and, specifically, in the provinces of Alberta, British Columbia and Saskatchewan.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of our crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
CONSTANT PRICES AND COSTS

	Reserves							
	Light And Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids	
Reserves Category	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved								
Developed Producing	11,880.9	10,400.1	1,456.2	1,300.2	189,026	159,160	2,628.9	1,945.4
Developed Non-Producing	491.0	398.7	0.0	0.0	9,497	7,703	134.8	98.6
Undeveloped	3,271.1	2,900.4	0.0	0.0	15,813	12,334	376.5	275.8
Total Proved	15,643.0	13,699.2	1,456.2	1,300.2	214,335	179,197	3,140.2	2,319.8
Probable	11,501.6	10,042.8	597.1	536.8	85,562	69,139	1,897.7	1,391.1
Total Proved Plus Probable	27,144.6	23,742.0	2,053.3	1,837.0	299,897	248,335	5,037.9	3,710.9

	Net Present Values Of Future Net Revenue									
	Before Income Taxes Discounted at ($000's)					After Income Taxes Discounted at ($000's)				
Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved										
Developed Producing	1,146,393	843,443	684,199	584,120	514,455	1,146,393	843,443	684,199	584,120	514,455
Developed Non-Producing	47,966	37,858	31,125	26,314	22,708	47,966	37,858	31,125	26,314	22,708
Undeveloped	112,906	79,814	56,660	40,864	29,626	112,906	79,814	56,660	40,864	29,626
Total Proved	1,307,266	961,114	771,984	651,299	566,788	1,307,266	961,114	771,984	651,299	566,788
Probable	654,920	361,057	240,149	176,219	136,995	654,920	361,057	240,149	176,219	136,995
Total Proved Plus Probable	1,962,185	1,322,172	1,012,134	827,519	703,783	1,962,185	1,322,172	1,012,134	827,519	703,783

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004
CONSTANT PRICES AND COSTS
($000's)

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Sask. Corp. Capital Tax	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Proved	2,249,881	357,089	485,710	65,829	29,524	4,463	1,307,266	0	1,307,266
Proved Plus Probable	3,394,537	555,981	741,478	96,565	30,576	7,753	1,962,185	0	1,962,185

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004
CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted At 10%/Year) ($000's)
Proved	Light and Medium Crude Oil (including solution gas and other by-products)	245,588
	Heavy Oil (including solution gas and other by-products)	4,504
	Natural Gas (including by-products but excluding solution gas from oil wells)	513,826
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by-products)	364,482
	Heavy Oil (including solution gas and other by-products)	7,333
	Natural Gas (including by-products but excluding solution gas from oil wells)	631,877

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
FORECAST PRICES AND COSTS

	Reserves							
	Light And Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids	
Reserves Category	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved								
Developed Producing	11,714.2	10,292.0	1,562.4	1,359.8	186,137	156,849	2,601.3	1,928.6
Developed Non-Producing	490.8	399.5	0.0	0.0	9,494	7,701	134.8	98.7
Undeveloped	3,262.6	2,903.6	0.0	0.0	15,764	12,292	376.7	276.1
Total Proved	15,467.6	13,595.1	1,562.4	1,359.8	211,395	176,841	3,112.8	2,303.5
Probable	11,318.6	9,953.6	624.1	539.7	82,552	66,598	1,874.1	1,378.5
Total Proved Plus Probable	26,786.2	23,548.7	2,186.5	1,899.5	293,946	243,439	4,986.9	3,682.0

	Net Present Values Of Future Net Revenue									
	Before Income Taxed Discounted at ($000's)					After Income Taxes Discounted at ($000's)				
Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved										
Developed Producing	984,488	739,592	613,438	534,063	478,300	984,488	739,592	613,438	534,063	478,300
Developed Non-Producing	38,209	30,840	25,880	22,283	19,543	38,209	30,840	25,880	22,283	19,543
Undeveloped	83,899	62,321	44,808	32,454	23,510	83,899	62,321	44,808	32,454	23,510
Total Proved	1,106,596	832,752	684,126	588,800	521,354	1,106,596	832,752	684,126	588,800	521,354
Probable	563,511	302,458	200,968	148,757	117,031	563,511	302,458	200,968	148,757	117,031
Total Proved Plus Probable	1,670,108	1,135,209	885,094	737,557	638,385	1,670,108	1,135,209	885,094	737,557	638,385

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004
FORECAST PRICES AND COSTS
($000's)

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Sask. Corp. Capital Tax	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Proved	2,097,734	325,069	556,424	66,184	38,527	4,936	1,106,596	0	1,106,596
Proved Plus Probable	3,198,813	504,336	875,288	97,277	43,451	8,371	1,670,108	0	1,670,108

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004
FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted At 10%/Year) ($000's)
Proved	Light and Medium Crude Oil (including solution gas and other by-products)	222,377
	Heavy Oil (including solution gas and other by-products)	9,750
	Natural Gas (including by-products but excluding solution gas from oil wells)	444,090
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by-products)	323,969
	Heavy Oil (including solution gas and other by-products)	13,500
	Natural Gas (including by-products but excluding solution gas from oil wells)	539,228

Pricing Assumptions

The following tables set forth the benchmark reference prices, as at December 31, 2004, reflected in the Reserves Data. These price assumptions were provided to us by Sproule and were Sproule's then current forecasts at the date of the Sproule Report.

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2004
CONSTANT PRICES AND COSTS

	Oil(1)								
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Heavy 12° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	Natural Gas(1) AECO Gas Price ($Cdn/ MMBtu)	Pentanes Plus Fob Field Gate ($Cdn/bbl)	Butanes Fob Field Gate ($Cdn/bbl)	Propanes Fob Field Gate ($Cdn/bbl)	Exchange Rate(2) ($US/$Cdn)
Historical (3) 2004	44.04	46.51	15.26	32.10	6.78	51.80	39.78	36.11	0.8319

Notes:
(1) This summary table identifies benchmark reference pricing schedules that might apply to a *reporting issuer*.
(2) The exchange rate used to generate the benchmark reference prices in this table.
(3) As at December 31.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of December 31, 2004
FORECAST PRICES AND COSTS

Year	Oil[1]									
	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Hardisty Heavy 12° API ($Cdn/Bbl)	Cromer Medium 29.3° API ($Cdn/Bbl)	Natural Gas[1] Aeco Gas Price ($Cdn/ MMbtu)	Pentanes Plus Fob Field Gate ($Cdn/ Bbl)	Butanes Fob Field Gate ($Cdn/ Bbl)	Propane Fob Field Gate ($Cdn/ bbl)	Inflation Rates[2] %/Year	Exchange Rate[3] ($US/$Cdn)
Forecast										
2005	44.29	51.25	28.91	44.53	6.97	52.49	38.20	32.09	2.5	0.840
2006	41.60	48.03	28.12	41.87	6.66	49.19	34.01	30.07	2.5	0.840
2007	37.09	42.64	26.19	37.27	6.21	43.67	30.20	26.70	2.5	0.840
2008	33.46	38.31	25.06	33.43	5.73	39.23	27.13	23.98	2.5	0.840
2009	31.84	36.36	23.60	31.70	5.37	37.24	25.75	22.76	1.5	0.840
2010	32.32	36.91	24.12	32.22	5.47	37.80	26.13	23.11	1.5	0.840
2011	32.80	37.47	24.64	32.75	5.57	38.37	26.53	23.46	1.5	0.840
2012	33.30	38.03	25.17	33.29	5.67	38.95	26.93	23.81	1.5	0.840
2013	33.79	38.61	25.71	33.83	5.77	39.54	27.34	24.17	1.5	0.840
2014	34.30	39.19	26.26	34.38	5.87	40.14	27.75	24.53	1.5	0.840
Thereafter	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5	0.840

Notes:

(1) This summary table identifies benchmark reference pricing schedules that might apply to a *reporting issuer*.

(2) Inflation rates for forecasting prices and costs.

(3) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by us for the year ended December 31, 2004, were $6.43/Mcf for natural gas, $47.62/bbl for crude oil, $41.91/bbl for natural gas liquids.

Reconciliations of Changes in Reserves and Future Net Revenue

RECONCILIATION OF
TRUST NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	Light And Medium Oil			Heavy Oil			Natural Gas Liquids		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)
December 31, 2003	5,790	4,058	9,848	4	1	5	1,380	593	1,973
Extensions	1,794	1,050	2,844	0	0	0	318	234	552
Improved Recovery	0	0	0	0	0	0	0	0	0
Technical Revisions	637	(153)	484	318	301	619	98	146	244
Discoveries	0	0	0	0	0	0	0	0	0
Acquisitions	6,750	5,202	11,952	1,149	238	1,387	726	405	1,131
Dispositions	(187)	(237)	(424)	0	0	0	(5)	(7)	(12)
Economic Factors	137	34	171	0	0	0	8	7	15
Production [1][2]	(1,326)	0	(1,326)	(111)	0	(111)	(221)	0	(221)
December 31, 2004	13,595	9,954	23,549	1,360	540	1,900	2,304	1,378	3,682

	Associated and Non-Associated Gas			Solution Gas		
FACTORS	Net Proved (mmcf)	Net Probable (mmcf)	Net Proved Plus Probable (mmcf)	Net Proved (mmcf)	Net Probable (mmcf)	Net Proved Plus Probable (mmcf)
December 31, 2003	152,850	40,074	192,924	5,010	3,906	8,916
Extensions	219	197	416	5,414	3,960	9,374
Improved Recovery	0	0	0	0	0	0
Technical Revisions	1,794	(379)	1,415	527	288	815
Discoveries	0	0	0	0	0	0
Acquisitions	27,986	14,348	42,334	8,285	3,683	11,968
Dispositions	0	0	0	(60)	(99)	(159)
Economic Factors	1,197	534	1,731	220	86	306
Production [1][2]	(25,575)	0	(25,575)	(1,026)	0	(1,026)
December 31, 2004	158,471	54,774	213,245	18,370	11,824	30,194

Note:

(1) Includes production from the Anadarko properties from September 15 – December 31, 2004.

(2) Includes Defiant production from December 21 – December 31, 2004.

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR
PROVED RESERVES
CONSTANT PRICES AND COSTS
($000's)

Period And Factor	2004
Estimated Future Net Revenue at Beginning of Year	520,226
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(154,631)
Net Change in Prices, Production Costs and Royalties Related to Future Production	33,225
Actual Development Costs Incurred During the Period	107,893
Changes in Estimated Future Development Costs	(54,083)
Extensions and Improved Recovery	39,407
Discoveries	0
Acquisitions of Reserves	245,905
Dispositions of Reserves	(4,342)
Net Change Resulting from Revisions in Quantity Estimates	20,074
Accretion of Discount	18,310
Net Change in Income Taxes	0
Estimated Future Net Revenue at End of Year	771,984

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved and probable undeveloped reserves have been assigned in accordance with engineering and geological practices as defined under NI 51-101. In general, undeveloped reserves are planned to be developed over the next two years with close to 75 percent being completed in 2005. The following tables set forth the proved undeveloped reserves and the probable undeveloped reserves, each by product type, attributed to us in the most recent financial year.

Proved Undeveloped Reserves

Year	Light and Medium Oil (Mbbl)	Heavy Oil (Mbbl)	Natural Gas (MMcf)	Natural Gas Liquids (Mbbl)	Mboe
2004	3,263	0	15,765	377	6,267

Probable Undeveloped Reserves

Year	Light and Medium Oil (Mbbl)	Heavy Oil (Mbbl)	Natural Gas (MMcf)	Natural Gas Liquids (Mbbl)	Mboe
2004	5,757	35	15,685	579	8,985

Significant Factors or Uncertainties

High operating costs substantially reduce our netback, which in turn reduces the amount of cash available for reinvestment in drilling opportunities. This becomes most relevant during periods of low commodity prices when profits are more significantly impacted by high costs.

Future Development Costs

The following table sets forth development costs deducted in the estimation of our future net revenue attributable to the reserve categories noted below.

Year	Forecast Prices and Costs ($000's)				Constant Prices and Costs ($000's)	
	Proved Reserves		Proved Plus Probable Reserves		Proved Reserves	
	0%	10%	0%	10%	0%	10%
2005	56,467	54,715	81,205	78,187	56,467	54,715
2006	6,408	5,554	12,219	10,591	6,252	5,421
2007	2,158	1,701	2,267	1,786	2,054	1,621
2008	811	581	822	589	753	539
Additional years	340	179	764	371	303	160
Total	66,184	62,730	97,277	91,524	65,829	62,456

To fund our capital program, including future development costs, we have many financing alternatives available including partial retention of cash flow from operations, bank debt financing, issuance of additional Trust Units, and convertible debentures. We evaluate the appropriate financing alternatives closely and have made use of all these options dependent on the given investment situation and the capital markets. We maintain a capital structure that is similar to our industry peer group and that will maximize the investment return to Unitholders as compared to the cost of financing. We expect to continue using all financing alternatives available to continue pursuing our oil and gas development strategy. The assorted financing instruments have certain inherent costs which we consider in the economic evaluation of pursuing any development opportunity.

Other Oil and Gas Information

Oil and Gas Properties

The following is a description of our principal oil and natural gas properties on production or under development as at January 1, 2005. The term "net", when used to describe our share of production, means the total of our working interest share before deduction of royalties owned by others. Reserve amounts are stated, before deduction of royalties, at December 31, 2004, based upon forecast cost and price assumptions (gross) as evaluated in the Sproule Report. Unless otherwise specified, gross and net acres and well count information are as at January 1, 2005. Information in respect of current production is 2004 exit production, net to us, except where otherwise indicated.

Medicine Hat, Alberta

The Medicine Hat (Bowmanton) property is located 20 km northeast of the City of Medicine Hat in the heart of the southeastern shallow gas area. We have a 100% working interest in 24 sections of land from which production is taken from all of the main shallow gas producing formations including the Medicine Hat "A", "C" and "D" sands, as well as both the Upper and Lower Milk River sands. When the property was acquired in January 2002 there were 115 wells producing 5.2 MMcf/d of natural gas. In 2002 and 2003, several recompletions along with an additional 164 wells were drilled. Late in 2003 an additional 57 wells were drilled and completed in 2004. In 2004 a further 68 wells were drilled and completed. As a result, in January 2005 this property was producing 21.2 MMcf/d from approximately 380 wells. Compression capacity was increased in late 2003 by approximately 10 MMcf/d to accommodate added production from the drilling programs. No additional compression was added in 2004.

Sproule evaluated our reserves in the area and assigned 65.6 bcf of proved natural gas reserves and 8.2 bcf of probable reserves. As such, this property is our largest property on an assigned reserves basis.

Nevis, Alberta

The Nevis property is situated 50 km east of Red Deer. Nevis consists of approximately 35 sections of land with an average working interest over 75% and is 90% operated. Natural gas production occurs from numerous shallow depth horizons including the Edmonton, Belly River and Viking formations. Oil and natural gas is produced from the slightly deeper reservoirs (1,200 m) of the Glauconite, Ostacod and Ellerslie formations within the Mannville Group. The main zone of interest however occurs at 1,600 meters in Devonian aged carbonates of the Big Valley Member of the Wabamun Formation. In 2004, Wabamun oil was principally targeted, although gas was also drilled in both the Wabamun and shallower horizons. Development of the oil is being accomplished by horizontal drilling into the average 3 meter thick carbonate. Completion of wells is accomplished with selective acid squeezes over the main porous intervals. Crude quality is exceptional ranging in the most part between 36 and 42° API. Natural gas is gathered through AOG owned pipelines and processed at a third party plant. Oil is trucked from single well batteries.

In 2004, 16 horizontal wells and 5 vertical wells were drilled. We currently have on production, or awaiting imminent tie-in, 14 horizontal wells, which were all drilled prior to year end of 2004. Production at the end of January 2005 is 2,039 boe/d. An additional 12 wells have been drilled in 2005 to the end of February. Currently the pool is spaced to allow for 4 wells per section. Drilling continues at the current spacing; however, the property is being reviewed for down spacing to 8 wells per section in the second half of 2005. In addition a study is underway to evaluate the potential waterflood of this reservoir to increase future recoveries.

The Sproule Report assigns 13 bcf of proven natural gas reserves and 3,314 Mbbls of proven crude oil and NGL reserves to this property. In addition, 8.4 bcf of probable natural gas reserves and 2,445 Mbbls of risked probable crude oil and NGL reserves have been assigned to this property.

Bantry, Alberta

Bantry is located immediately east of the town of Brooks straddling the TransCanada Highway. The property consists of 86 sections of land ranging between 50% and 100% working interest. Since the acquisition of this property in November 2003, 48 (gross) new wells were drilled. Production occurs primarily from Basal Colorado Formation channel sandstones and various sandstones within the Bow Island Formation. Drilling depth is shallow with average wells less than 1,000 meters.

Natural gas is gathered into our operated compression and dehydration facilities. Current net production from this area is approximately 1.6 Mboe/d. Additional compression capacity was added in the first quarter of 2004 to handle incremental volumes. The property was last drilled in June 2004 and all productive wells have been completed and tied-in, however it is being reviewed for additional drilling with 5 to 6 new wells possible in late 2005 or into 2006.

The Sproule Report assigns 17.1 bcf of proven natural gas reserves and 28 Mbbls of proven NGL reserves to this property. In addition, 6.9 bcf of probable natural gas reserves and 11 Mbbls of probable NGL reserves have been assigned to this property.

Chip Lake, Alberta

The Chip Lake property is located 125 km west of Edmonton. It produces light oil (37°API) from the Jurassic aged Rock Creek Formation, with some associated natural gas. This property was acquired in December 2004 with the Defiant Acquisition. Currently the property produces 250 bbls/d and 300 mcf/d. One well drilled in the 4th quarter of 2004 has been completed and is being equipped for production. Additional drilling will occur after regulatory approval of the facility and waterflood has been received. Defiant had essentially built the oil facility and water handling facilities but had not received approval to commence operations. We are currently working through the process with the EUB and expect to have the property fully operational in the second half of 2005. Production is however occurring by the use of single well batteries. In addition to the existing pool, we also acquired some additional undeveloped land with the Defiant Acquisition and has seismically identified stepout opportunities.

The Sproule Report assigns 1.5 bcf of proven natural gas reserves and 2,300 Mbbls of proven crude oil and NGL reserves to this property. In addition, 1.7 bcf of probable natural gas reserves and 2,441 Mbbls of risked probable crude oil and NGL reserves have been assigned to this property.

Sunset-Valleyview Area, Alberta

This area is located approximately 100 km east of the city of Grande Prairie, just north of the town of Valleyview. It consists of a group of three main producing properties: Sunset A, Sunset B, and Valleyview. All three properties produce from the Triassic Montney Formation, with some production from younger Cretaceous reservoirs such as the Gething. These properties came with the Defiant Acquisition in December 2004.

SUNSET A- Montney production in these reservoirs is both oil and gas and occurs from progressively younger stratigraphic traps beneath the Jurassic unconformity. The youngest sand is preserved the furthest downdip at the Sunset A pool and production is predominantly oil at 32°API. This pool is unitized and we have a 70% interest in the unit and operate. Development plans include the drilling of three wells spaced across the unit which will evaluate the viability of moving the full pool onto a downspaced basis. In addition, a pipeline and accompanying compression is planned to gather solution gas and transport it to the Sunset B facility to the north. Gas is currently being flared. Current net production from the Sunset A unit is 158 bbls/d and 160 mcf/d. The Sunset A pool was discovered in 1960 and has a long history of stable low decline production. It is one of our longest life reservoirs.

SUNSET B – Production from this Montney reservoir is predominantly gas although there is a thin oil column. Oil gravity is light at 33°API. Defiant began operations at Sunset B in mid 2000 and commissioned a sour gas processing plant and gathering system late that year. The plant and gathering system were expanded in December 2003, increasing total throughput capacity to 12 MMcf/d. There is potential to add further compression and upgrades in modular increments to increase throughput capacity to approximately 20 MMcf/d. Current production from Sunset B is 3,000 Mcf/d and 100 bbls/d. A small amount of gas is produced as well from the Cretaceous and Bluesky reservoirs. Sunset B has a long production history and long reserve life. The original discovery well, Defiant Sunset 2-14-70-20 W5M, has been on production for 28 years, and has recovered 350 Mboe to date and still produces 12 bbls/d and 85 mcf/d.

VALLEYVIEW - The Sunset B and Valleyview properties are in close proximity to each other, with the Valleyview property connected to the Sunset B gas processing plant by a twelve kilometre pipeline where natural gas, NGL and light oil from both properties are processed. Production at Valleyview is from three separate sands all older than those at Sunset A or B. Additional drilling locations exist and seismic re-interpretation is underway to confirm these. Production at Valleyview is essentially all natural gas with current rates of 5.1 MMcf/d. All wells require fracture stimulation to bring them on production and cost about $750,000 drilled, completed and tied-in.

For the three properties, Sunset A, Sunset B and Valleyview, the Sproule Report assigns 25.2 bcf of proven natural gas reserves and 1,537 Mbbls of proven crude oil and NGL reserves to this property. In addition, 9.8 bcf of probable natural gas reserves and 1,034 Mbbls of probable crude oil and NGL reserves have been assigned to this property.

Shouldice, Alberta

The Shouldice area of southern Alberta is located approximately 45 km southeast of the city of Calgary. We have an average working interest of more than 85% in 34 sections of land and operate in excess of 90% of our production. Much of this acreage is downspaced to accommodate additional drilling. In January 2005, natural gas production of 5,521 MMcf/d was produced on a co-mingled basis from the Medicine Hat sand with various Belly River Formation sands. In addition to natural gas, we also produce 42 bbls/d of medium gravity (33° API) crude oil from the deeper, Mannville Group, Basal Quartz Formation.

During 2003, 20 net wells were added to the existing 70 producers. Both natural gas and crude oil are produced and gathered through AOG owned facilities of varying working interests. An additional 4 MMcf/d of new compression capacity was added in 2004 to handle additional production. Four additional sections of land have been assembled and the project is under review for additional drilling later in 2005.

The Sproule Report assigns 12.2 bcf of proven natural gas reserves and 79 Mbbls of proven crude oil and NGLs to this property. In addition, 2.7 bcf of probable natural gas reserves and 19 Mbbls of probable crude oil and NGL reserves have been assigned to this property.

Stoddart/North Pine, British Columbia

The Stoddart/North Pine area lies immediately northwest of the town of Fort St. John in northeast British Columbia. The area contains multiple producing horizons, predominantly natural gas from the Permian, Belloy formation and oil from the Triassic, Charlie Lake formation. Production from this area has very low decline, is low cost and requires minimal capital expenditures. We own an interest in 30 producing wells (22 net) in the area. We operate approximately 80% of the natural gas production and have a 40% working interest in the oil production. The area includes 12,000 gross (9,176 net) acres of undeveloped land. Current production from this area is 5 MMcf/d of natural gas and 140 bbls/d of light oil and NGLs.

Sproule evaluated our proved reserves in the area and assigned 11.1 bcf of natural gas and 466 Mbbls of crude oil and NGLs. In addition, 4.1 bcf of probable natural gas reserves and 227 Mbbls of probable crude oil and NGLs reserves have been assigned to this property.

Wainwright, Alberta

This property, which has varying working interests averaging more than 80% in approximately 175 sections of land, is located in east central Alberta, approximately 40 kilometers northwest of Wainwright, Alberta. Current net production from the property is 5,000 Mcf/d natural gas, 30 bbl/d NGLs and crude oil. In 2002, we swapped out virtually all of our heavy oil assets in this area for producing natural gas assets in our adjacent area of Vermilion. Natural gas production occurs from the Manville Group and Viking Formations at shallow depths of between 450 and 700 meters. We operate 95% of our production in this area as well as own and operate a majority interest in an extensive gas gathering system tied into three Advantage-operated gas compression facilities. In 2003, 23.3 net wells were drilled for a combination of Viking and Upper Mannville zones.

Sproule evaluated our proved reserves in the Wainwright area and assigned 9.3 bcf of natural gas. Probable reserves in this area were evaluated by Sproule at 5.6 bcf of natural gas.

Brazeau River, Alberta

The Brazeau River property is located approximately 50 km west of the town of Drayton Valley, Alberta. The property produces sour light oil and natural gas primarily from Devonian aged Nisku pinnacle reefs. The majority of the production is from a non-operated 50% working interest in the Nisku C, D and E pools and a 17% working interest in the Nisku A unit. The property was acquired in the package of assets purchased from Anadarko in 2004. Sweet natural gas is also produced from eight natural gas wells out of reservoirs in either of the Cretaceous aged Cardium, Viking or Lower Mannville Formations. Major facility interests include a 25.7% working interest in the West Pembina Sour Gas Plant and a 31.6% working interest in the Brazeau River Gas Plant. Current net production from the property is 4,000 Mcf/d natural gas and 310 bbl/d NGLs and crude oil.

Sproule evaluated our proved reserves in the Brazeau River area and assigned 3.8 bcf of natural gas and 323 Mbbls of crude oil and NGLs. Probable reserves in this area were evaluated by Sproule at 2.3 bcf of natural gas and 288 Mbbls of crude oil and NGLs.

Open Lake, Alberta

The Open Lake property is located approximately 35 km north of the town of Rocky Mountain House, Alberta. The property was acquired in the package of assets purchased from Anadarko in 2004. We operate and have a 100% working interest in the Open Lake property. Oil and natural gas production from this property is multi-zoned from various Cretaceous and Jurassic reservoirs including the Rock Creek, Ellerslie, Ostracod, Viking, Second White Specks and Belly River Formations. We have recently re-entered an existing wellbore and completed a Glauconite zone which has production tested gas rates in excess of 1 MMcf/d. The well is expected to be tied-in by the end of the 1st quarter 2005. Additional re-completion opportunities exist in several offsetting wells and we are actively engaged in re-completing and evaluating these. Net current production from the property is 2,648 Mcf/d natural gas and 283 bbl/d NGLs and crude oil.

Sproule evaluated our proved reserves in the Open Lake area and assigned 3.4 bcf of natural gas and 341 Mbbls of crude oil and NGLs. Probable reserves in this area were evaluated by Sproule at 2.3 bcf of natural gas and 247 Mbbls of crude oil and NGLs.

Oil and Gas Wells

The following table sets forth the number and status of wells as at December 31, 2004 in which we have a working interest.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	564	355.9	391	222.4	1,090	934.7	211	120.5
British Columbia	1	0.4	5	2.3	64	37.3	15	6.2
Saskatchewan	187	140.5	86	62.8	-	-	-	-
Manitoba	85	5.1	-	-	-	-	-	-
Total	837	501.9	482	287.5	1,154	972.0	226	126.7

Note:

(1) Excluding minor interest in the following units (less than 5% working interest): Steelman Unit No. 3, Pine Creek Second White Specks Pool, Carrot Creek Cardium K Unit No. 1, Delburne Gas Unit, Nevis Unit No. 1, Bonnie Glen D-3A Gas Cap Unit, Bellis Gas Unit No. 2, Turner Valley Unit No. 5, Sunchild Gas Unit No. 1, North Pembina Cardium Unit, Kakwa Cardium A Unit, Bonanza Boundary A Pool Unit No. 1, and Boundary Lake Units No. 1 and No. 2. Injection Wells are categorized as Non-Producing Oil Wells.

Properties with no Attributed Reserves

The following table sets out our developed and undeveloped land holdings as at December 31, 2004.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	680,245	334,110	469,438	253,338	1,149,683	587,448
British Columbia	96,934	18,821	24,344	7,335	121,278	26,156
Saskatchewan	30,077	21,466	142,374	124,070	172,451	145,536
Total	807,256	374,397	636,156	384,743	1,443,412	759,140

We expect that rights to explore, develop and exploit 117,205 net acres of our undeveloped land holdings will expire by December 31, 2005. The land expirations do not consider our 2005 exploitation and development program that may result in extending or eliminating such potential expirations. We closely monitor land expirations as compared to our development program with the strategy of minimizing undeveloped land expirations relating to significant identified opportunities.

Forward Contracts

We currently have the following hedge contracts in place:

Description of Hedge and Term		Volume	Average Price	
Natural Gas - AECO				
Fixed Price	January to March 2005	10,450 mcf/d		$6.30 Cdn/mcf
Fixed Price	April to October 2005	34,123 mcf/d		$7.45 Cdn/mcf
Collar	April to October 2005	11,374 mcf/d	Floor	$6.86 Cdn/mcf
			Ceiling	$8.18 Cdn/mcf
Collar	April to October 2005	11,374 mcf/d	Floor	$7.02 Cdn/mcf
			Ceiling	$8.02 Cdn/mcf
Crude Oil - WTI				
Fixed Price	April to September 2005	1,750 bbls/d		$52.11 US/bbl
Collar	April to October 2005	1,750 bbls/d	Floor	$47.00 US/bbl
			Ceiling	$56.75 US/bbl

Additional Information Concerning Abandonment and Reclamation Costs

We estimate the costs to abandon and reclaim all our shut-in and producing wells, facilities, gas plants, pipelines, batteries and satellites. No estimate of salvage value is netted against the estimated cost. Our model for estimating the amount and timing of future abandonment and reclamation expenditures was done on an operating area level. Estimated expenditures for each operating area are based upon Sproule's methodology, which details the cost of abandonment and reclamation for the major properties that we hold. Each property was assigned an average cost per well to abandon and reclaim the wells in an area and abandonment and reclamation costs have been estimated over a 50 year period.

We estimate that we will incur reclamation and abandonment costs on 1,888.1 net producing and non-producing wells. Costs to abandon and reclaim the producing wells totals $43.5 million ($10.7 million discounted at 10%) and are included in the estimate of future net revenue. The additional liability associated with non-producing wells, pipelines and facilities reclamation costs was estimated to be $14 million ($2.8 million discounted at 10%), and was not deducted in estimating future net revenue. Facility reclamation costs are scheduled to be incurred in the year following the end of the reserve life of our associated reserves under the assumption that decommissioning of plant/facilities are mobile assets with a long useful life.

Abandonment and reclamation costs included in the estimate of future net revenue for the next three years are $0.7 million in 2005, $1.2 million in 2006 and $1.3 million in 2007.

Tax Horizon

In 2004, we did not pay any income related taxes. However, we did pay capital taxes that are determined based on the debt and equity levels of the Trust at the end of a given year. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next four years.

In the Fund's structure, the operating company utilizes available tax pools to significantly reduce taxable income and makes other required payments to the Trust transferring both income and associated tax liability to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company in the future and it is our intent to continue with the current arrangement. For the 2004 distributions, 38.33% were taxable to the Unitholders and 61.67% were deemed a return of capital.

Capital Expenditures

The following tables summarize capital expenditures (including capitalized general and administrative expenses) related to our activities for the year ended December 31, 2004:

Capital Expenditures ($ thousands)	**2004**
Land and seismic	$ 3,034
Drilling, completions and workovers	68,327
Well equipping and facilities	35,655
Other	877
	$107,893
Acquisition of Anadarko Properties	179,115
Acquisition of Defiant Energy Corporation[(1)]	200,291
Property acquisitions	1,530
Property dispositions	(6,539)
Total capital expenditures	**$482,290**

Note:

(1) Represents consideration of $144.1 million plus net debt assumed of $56.2 million.

Exploration and Development Activities

The following table sets forth the gross and net wells in which we participated during the year ended December 31, 2004:

	Exploratory		Development		Total	
	Gross	Net	Gross	Net	Gross	Net
Oil wells	10	7.0	30	14.3	40	21.3
Gas wells	5	2.8	147	126.8	152	129.6
Dry holes	4	4.0	15	10.8	19	14.8
Total	19	13.8	192	151.9	211	165.7

In 2005, we plan to drill, complete and tie-in 70 net wells including 32 net wells in Nevis, 5 net wells in Chain, with the remaining activity occurring throughout the various areas.

Production Estimates

The following table sets out the volume of our production estimated for the year ended December 31, 2005 reflected in the estimate of future net revenue disclosed in the tables contained under "Disclosure of Reserves Data".

	Light and Medium Oil (bbls/d)	Heavy Oil (bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (bbls/d)	BOE (boe/d)
Proved					
Developed Producing	4,839	699	81,419	1,279	20,387
Developed Non-Producing	328	-	2,219	46	745
Undeveloped	799	-	4,028	66	1,535
Total Proved	5,966	699	87,666	1,391	22,667
Probable	720	27	5,463	106	1,763
Total Proved Plus Probable	6,686	726	93,129	1,497	24,430

Production History

The following tables summarize certain information in respect of production, prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

	Quarter Ended			
	2004			
	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Average Daily Production(1)				
Crude oil and NGLs (bbls/d)	6,815	3,550	3,106	2,841
Natural gas (Mcf/d)	84,336	75,425	73,283	75,649
Combined (boe/d)	20,871	16,121	15,320	15,449
Average Net Prices Received(2)				
Crude oil and NGLs ($/bbl)	47.05	51.20	45.36	40.93
Natural gas ($/Mcf)	6.09	5.76	6.20	6.28
Royalties(3)(5)				
Crude oil and NGLs ($/bbl)	8.28	8.15	7.22	6.10
Natural gas ($/Mcf)	1.34	1.22	1.28	1.30
Combined ($/boe)	8.12	7.49	7.59	7.51
Operating Expenses(4)(5)				
Crude oil and NGLs ($/bbl)	8.87	8.33	6.59	7.57
Natural gas ($/Mcf)	0.97	0.93	0.95	0.92
Combined ($/boe)	6.81	6.19	5.90	5.92
Netback Received(6)				
Crude oil and NGLs ($/bbl)	29.90	34.72	31.55	27.26
Natural gas ($/Mcf)	3.78	3.61	3.97	4.06
Combined ($/boe)	25.03	24.56	25.38	24.86

Notes:

(1) Before deduction of royalties.
(2) Production prices are net of costs to transport the product to market and net of realized hedging gains and losses.
(3) Royalties are net of ARC.
(4) This figure includes all field operating expenses.

(5) We do not record royalties and operating expenses on a commodity basis. Information in respect of royalties and operating expenses for crude oil and NGLs ($/bbl) and natural gas ($/Mcf) has been determined by allocating royalties and expenses on an area by area basis based upon the relative volume of production of crude oil and NGLs and natural gas in those areas.

(6) Information in respect of netbacks received for crude oil & NGLs ($/bbl) and natural gas ($/Mcf) is calculated using operating expense figures for crude oil and NGLs ($/bbl) and natural gas ($/Mcf), which figures have been estimated. See note (5) above.

The following table indicates our approximate exit daily production from our important fields at December 31, 2004:

Properties	Natural Gas (Mcf/d)	Crude Oil & NGLs (bbls/d)	Total (boe/d)
Medicine Hat	22,296	-	3,716
Sunset	8,196	400	1,766
Bantry	9,540	50	1,640
Nevis	3,540	960	1,550
Shouldice	5,790	60	1,025
Brazeau River	4,218	320	1,023
Major Properties	53,580	1,790	10,720
Other	39,420	5,710	12,280
Total	**93,000**	**7,500**	**23,000**

Definitions and Other Notes

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the Sproule Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Development costs**" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

"**Exploration costs**" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

"**Gross**" means:

(a) in relation to our interest in production and reserves, our "Trust gross reserves", which are our interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Trust;

(b) in relation to wells, the total number of wells in which we have an interest; and

(c) in relation to properties, the total area of properties in which we have an interest.

"**Net**" means:

(a) in relation to our interest in production and reserves, our interest (operating and non-operating) share after deduction of royalties obligations, plus our royalty interest in production or reserves;

(b) in relation to wells, the number of wells obtained by aggregating our working interest in each of our gross wells; and

(c) in relation to our interest in a property, the total area in which we have an interest multiplied by the working interest owned by us.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

Marketing

Our crude oil and natural gas production is primarily sold through marketing companies at current market prices. These contracts are generally for less than a year and are cancellable on 30 days notice. Approximately 23% of our natural gas production is sold to aggregators who accumulate production from various producers and market the gas on behalf of the group. Such contracts are reserve specific and continue for the life of production from the specified reserves.

Cyclical and Seasonal Impact of Industry

Our operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions, as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on our financial condition. We mitigate such price risk through closely monitoring the various commodity markets and establishing hedging programs, as deemed necessary, to provide stability to Unitholders' cash distributions and lock-in high netbacks on production volumes. See "Other Oil and Gas Information – Forward Contracts" for our current hedging program.

Renegotiation or Termination of Contracts

As at the date hereof, we do not anticipate that any aspect of our business will be materially affected in the remainder of 2005 by the renegotiation or termination of contracts or subcontracts.

Environmental Considerations

We are pro-active in our approach to environment concerns. Procedures are in place to ensure that the utmost care is taken in the day-to-day management of our oil and gas properties. All government regulations and procedures are followed in strict adherence to the law. We believe in well abandonment and site restoration in a timely manner to ensure minimal damage to the environment and lower overall costs to us.

Competitive Conditions

We are a member of the petroleum industry, which is highly competitive at all levels. We compete with other companies for all of our business inputs, including exploitation and development prospects, access to commodity markets, acquisition opportunities, available capital and staffing.

We strive to be competitive by maintaining a strong financial condition and by utilizing current technologies to enhance exploitation, development and operational activities.

Human Resources

As at December 31, 2004, we employ 77 full-time employees, all of which are located in the head office and 15 consultants.

ADDITIONAL INFORMATION RESPECTING ADVANTAGE ENERGY INCOME FUND

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. As at December 31, 2004, 49,674,783 Trust Units were issued and outstanding. Each Trust Unit represents an equal fractional undivided beneficial interest in any distributions from, and in any net assets of, the Trust in the event of termination or winding up of the Trust. The beneficial interests in the Trust are divided into two classes, as follows: (i) Trust Units, which are entitled to the rights, subject to limitations, restrictions and conditions set out in the Trust Indenture, as summarized herein and (ii) "special voting units", which shall be issued to a trustee and which are entitled to such number of votes at meetings of Unitholders as is equal to the number of Trust Units reserved for issuance that such special voting units represent, such number of votes and any other rights or limitations to be prescribed by AOG's board of directors. As at the date hereof there is one special voting unit outstanding. The special voting unit gives AOG the flexibility to acquire the securities of another issuer in consideration for securities which are ultimately exchangeable for Trust Units. All Trust Units are of the same class with equal rights and privileges. Each Trust Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Trust, and distributions on liquidation, is fully paid and non assessable and entitles the holder thereof to one vote at all meetings of Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either AOG or the Trust. Corporate law does not govern the Trust and the rights of Unitholders. As holders of Trust Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The rights of Unitholders are specifically set forth in the Trust Indenture. In addition, trusts are not defined as recognized entities within the definitions of legislation such as the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada). As a result, in the event of an insolvency or restructuring, a Unitholder's position as such may be quite different than that of a shareholder of a corporation.

The price per Trust Unit is a function of anticipated distributable income from AOG and the combined ability of AOG's board of directors and the Manager to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and our ability to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

A return on an investment in the Trust is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to holders of Trust Units, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including: the financial performance of AOG, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Trust's cash distributions decline in the future, and that market value decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See "Risk Factors".

The after-tax return from an investment in Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. Returns on capital are generally taxed as ordinary income in the hands of a Unitholder. Returns of capital are generally tax-deferred (and reduce the Unitholder's cost base in the Trust Unit for tax purposes).

Exchangeable Shares

As at December 31, 2004, AOG had 1,450,030 Exchangeable Shares outstanding. The Exchangeable Shares were issued in connection with our acquisition of Defiant. Each Exchangeable Share is exchangeable for Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time, in accordance with the share provisions applicable to such shares and the terms and provisions of the Voting and Exchange Trust Agreement. The exchange ratio was initially equal to one upon issuance of the Exchangeable Shares and will increase on each date that a distribution is paid by us on the Trust Units. The exchange ratio will decrease on each record date for the payment of dividends on the Exchangeable Shares. The holders of Exchangeable Shares are not entitled to any vote at meetings of shareholders of AOG but are, through the Special Voting Unit of Advantage held by the Trustee as trustee under the Voting and Exchange Trust Agreement, entitled to vote (on the basis of the number of votes equal to the number of Trust Units into which the Exchangeable Shares are then exchangeable) with the holders of Trust Units as a class. In addition, holders are provided with all information sent by us to Unitholders. Holders of Exchangeable Shares will be entitled to receive, as and when declared by the board of directors of AOG in its sole discretion from time to time, such cash dividends as may be declared thereon by the board of directors. It is not anticipated that dividends will be declared or paid on the Exchangeable Shares. The Exchangeable Shares will be redeemable by AOG, in certain circumstances, and will be retractable by holders of Exchangeable Shares, in certain circumstances. Exchangeable Shares not previously redeemed or retracted will be redeemed by AOG or purchased by us on January 15, 2008.

Trust Unitholder Limited Liability

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines our Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust Unitholder's share of our assets. Pursuant to the Trust Indenture, we will indemnify and hold harmless each Trust Unitholder from any cost, damages, liabilities, expenses, charges and losses suffered by a Trust Unitholder resulting from or arising out of such Trust Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of us must contain a provision to the effect that such obligation will not be binding upon our Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from our liabilities to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust Fund) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely in view of the fact that our sole business activity is to hold securities, and all of the business operations currently carried on by AOG will be carried on by a corporate entity, directly or indirectly.

Our business and that of our wholly-owned subsidiary, AOG, is conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to our Unitholders for claims against us, including obtaining appropriate insurance, where available, for the operations of AOG and having written agreements, signed by or on our behalf, include a provision that such obligations are not binding upon our Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units or rights to acquire Trust Units may be issued at the times, to the persons, for the consideration, and on the terms and conditions that the board of directors of AOG determines. The Trust Indenture also provides that immediately after any *pro rata* distribution of Trust Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Trust Units will be consolidated such that each Trust Unitholder will hold, after the consolidation, the same number of Trust Units as the Trust Unitholder held before the non-cash distribution. In this case, each certificate representing a number of Trust Units prior to the non-cash distribution is deemed to represent the same number of Trust Units after the non-cash distribution and the consolidation.

Cash Distributions

The amount of cash to be distributed annually per Trust Unit shall be equal to a *pro rata* share of interest on the Notes, royalty income from the Royalty, dividends on or in respect of shares of AOG received by us and income from the Permitted Investments; less: (i) our administrative expenses and other obligations; and (ii) amounts which may be paid by us in connection with any cash redemptions of Trust Units. AOG may apply some or all of its cash flow to capital expenditures to develop the Oil and Natural Gas Properties of AOG or to acquire additional Oil and Natural Gas Properties prior to making any distributions to us in the form of principal repayments on the Notes or dividends on the Common Shares, Non-Voting Shares or Preferred Shares. If, on any Distribution Record Date, the Trustee determines that we do not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash or if any cash distribution should be contrary to any subordination agreement, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having an equal value to the cash shortfall. Trust Units will be issued pursuant to exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

We derive interest income from our holdings of the Notes. It is expected that our income will generally be limited to: (i) the interest received on the principal amount of the Notes; (ii) royalty income received on the Royalty; and (iii) dividends (if any) received on shares of AOG. See "Additional Information Respecting Advantage Oil & Gas Ltd. – Notes".

The board of directors of AOG intends for the Trust to make monthly cash distributions. Cash distributions will be made monthly to the Unitholders of record on the last day of each month (unless such day is not a Business Day, in which case the date of record shall be the next following Business Day) and shall be payable on the 15th day of each month or, if such day is not a Business Day, the following Business Day or such other date as determined from time to time by the Trustee.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to us of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon our receipt of the redemption request, all rights to and under the Trust Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Trust Unit (the "**Redemption Price**") equal to the lesser of: (i) 85% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading-day period commencing immediately after the date on which the Trust Units are surrendered for redemption (the "**Redemption Date**"); and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading on the Redemption Date.

For the purposes of this calculation, "market price" is an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price, provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days on which there was a trade, and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "closing market price" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Redemption Price payable by us in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on or before the last day of the following month; provided that the entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitations that: (i) the total amount payable by us in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $100,000 (provided that the Trustee may, in its sole discretion, waive such limitation in respect of any calendar month); (ii) at the time such Trust Units are tendered for redemption the outstanding Trust Units shall be listed for trading on a stock exchange or traded or quoted on any other market which the Trustee considers, in its sole discretion, provides representative fair market value prices for the Trust Units; and (iii) the normal trading of Trust Units is not suspended or halted on any stock exchange on which the Trust Units are listed (or, if not listed on a stock exchange, on any market on which the Trust Units are quoted for trading) on the Redemption Date or for more than five trading days during the 10-day trading period commencing immediately after the Redemption Date.

If a Trust Unitholder is not entitled to receive cash upon the redemption of Trust Units as a result of the foregoing limitations, then the Redemption Price for such Trust Units shall be the Fair Market Value thereof (as defined in the Trust Indenture), as determined by the Trustee in the circumstances described in subparagraphs (ii) and (iii) above, and shall, subject to any applicable regulatory approvals, be paid and satisfied by way of distribution *in specie* of a *pro rata* number of Long Term Notes (in a minimum amount of $100.00 and integral multiples of $1.00), from time to time outstanding (i.e., in a principal amount equal to the Redemption Price). No fractional Long Term Notes will be distributed and where the number of Long Term Notes to be received by a Trust Unitholder includes a fraction, such number shall be rounded to the next lowest whole number. We shall be entitled to all interest paid, or accrued and unpaid, on the Long Term Notes on or before the date of the distribution *in specie*. If we do not hold Long Term Notes having a sufficient principal amount outstanding to effect such payment, we will be entitled to create and, subject to any applicable regulatory approvals, issue in satisfaction of the Redemption Price our own debt securities (the "**Redemption Notes**") having terms and conditions substantially the same as the Long Term Notes, and with recourse of the holder limited to our assets. Holders of such Long Term Notes and Redemption Notes will be required to acknowledge that they are subject to the subordination agreements described below under the heading "Additional Information Regarding Advantage Oil & Gas Ltd. – Notes". Long Term Notes and Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans if the Trust ceases to qualify as a mutual fund trust.

It is anticipated that the redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Long Term Notes or Redemption Notes which may be distributed *in specie* to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Long Term Notes or Redemption Notes.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of our auditors, the approval of amendments to the Trust Indenture (except as described under "Additional Information Respecting Advantage Energy Income Fund – Amendments to the Trust Indenture"), the sale of our assets in their entirety or substantially in their entirety (other than as part of an internal reorganization), the termination of the Trust and the direction of the Trustee as to the selection of the directors of AOG. Meetings of Unitholders will be called and held annually for, among other things, the election of the Trustee, the appointment of our auditors, and the direction of the Trustee as to the selection of the directors of AOG. A resolution appointing or removing a Trustee, our auditors, or the direction of the Trustee as to the selection of the directors of AOG must be passed by a simple majority of the votes cast by Unitholders. The balance of the foregoing matters must be passed by at least 66⅔% of the votes cast at a meeting of Unitholders called for such purpose.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened if requisitioned by the holders of not less than 20% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Trust Unitholder. Two persons present in person or represented by proxy and representing, in the aggregate, at least 10% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders. The next annual and special meeting of Unitholders is scheduled for April 27, 2005.

Information and Reports

We will furnish to Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are, from time to time, required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Unitholders, the Trustee will provide the Unitholders (along with notice of such meeting) a proxy form and an information circular containing information similar to that required to be provided to shareholders of a Canadian public corporation.

The board of directors of AOG will ensure that AOG provides us with proper disclosure as to its business and financial operations and sufficient information and materials on a timely basis to allow us to meet our public reporting requirements. With respect to material changes, the board of directors of AOG will ensure that AOG provides timely disclosure to us as if AOG were a public corporation.

Takeover Bids

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustee

The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the first annual meeting of Unitholders. The Trustee is reappointed or changed every year as may be determined by a majority of the votes cast at a meeting of our Unitholders. The Trustee may resign upon 60 days' notice to us. The Trustee may also be removed by special resolution of our Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Delegation of Authority, Administration and Trust Governance

The board of directors of AOG has generally been delegated our significant management decisions and the Manager has been retained to administer the Trust on behalf of the Trustee. In particular, the Trustee has delegated to the board of directors of AOG responsibility for any and all matters relating to, among other things: (a) any offering of our securities, including: (i) ensuring compliance with all applicable laws; (ii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (iii) all matters concerning any subscription agreements or underwriting or agency agreements providing for the sale of Trust Units or securities convertible for or exchangeable into Trust Units or rights to Trust Units; and (iv) all matters concerning the adoption of a unitholder rights plan; (b) all matters concerning the terms of, and amendment from time to time of, material contracts; (c) all matters relating to the redemption of Trust Units; (d) the determination of any Distribution Record Date other than the last day of each calendar month and the payment of cash distributions to Unitholders; (e) the determination of any borrowings under the Trust Indenture; (f) our acquisition of Permitted Investments and Subsequent Investments and the negotiation of agreements respecting Subsequent Investments; (g) maintaining our books and records and providing timely reports to Unitholders; (h) our financial statements and the financial statements of AOG; (i) the continued listing of our Trust Units on any exchange and to maintain our status as a reporting issuer, including press releases and material change reports as required by the continuous disclosure requirements of applicable securities legislation; and (j) the Initial Permitted Securities. Unitholders are entitled to elect a majority of the board of directors of AOG pursuant to the terms of the Shareholder Agreement. Subject to the ultimate authority of the board of directors of AOG, AOG and the Trust will be managed by the Manager. For more information as to the board of directors of AOG, see "Additional Information Respecting Advantage Oil & Gas Ltd. – Management of AOG".

Decision-Making

Although the Manager will provide certain advisory and management services to us pursuant to the Management Agreement, the board of directors of AOG will supervise the management of our business and affairs, including our business and affairs delegated to AOG. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties, assets or securities (individually or in the aggregate with respect to any single type of security) for a purchase price or proceeds in excess of $2,000,000; (ii) the approval of annual operating and capital expenditure budgets; and (iii) establishment of credit facilities, will be made by the board of directors of AOG. In addition, the Trustee has delegated certain matters to the board of directors of AOG, including making all decisions relating to: (i) issuance of additional Trust Units; and (ii) the determination of the amount of distributable income. Any amendment to any material contract to which we are a party will require the approval of the board of directors of AOG on our behalf. The board of directors of AOG generally intends to hold regularly scheduled meetings to review the business and affairs of the Trust and AOG and to make any necessary decisions relating thereto.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Trust Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance upon any documents that are, *prima facie*, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by the Manager or any other appropriately qualified person, any reliance upon any such evaluation, any action or failure to act of the Manager, AOG, or any other person to whom the Trustee has, with the consent of AOG, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Manager or AOG to perform its duties under or delegated to it under the Trust Indenture or any material contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any material contract, the Trustee may act or refuse to act based upon the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based upon the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered, from time to time, by at least 66⅔% of the votes cast at a meeting of our Unitholders called for such purpose.

The Trustee may, without the approval of the Unitholders, make certain amendments to the Trust Indenture, including amendments:

1. for the purpose of ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental or other authority having jurisdiction over the Trustee or over the Trust;

2. ensuring that we will satisfy the provisions of each of Sections 108(2)(a) and 132(6) of the Tax Act, as from time to time amended or replaced;

3. which, in the opinion of the Trustee, provide additional protection for or benefit to the Unitholders;

4. to remove any conflicts or inconsistencies in the Trust Indenture or making corrections, including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders;

5. which, in the opinion of the Trustee, are necessary or desirable as a result of changes in taxation laws; and

6. removing or curing inconsistencies between the Trust Indenture and the Material Contracts (as such term is defined in the Trust Indenture) which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders.

Term of the Trust and Sale of Substantially All Assets

The Trust has been established for a term ending December 31, 2095. Pursuant to the Trust Indenture, termination of the Trust or the sale or transfer of our assets in their entirety or substantially in their entirety, except as part of an internal reorganization of the our assets as approved by the board of directors of AOG, requires approval by at least 66⅔% of the votes cast at a meeting of the Unitholders.

Exercise of Voting Rights Attached to Common Shares

The Trust Indenture provides that the Trustee may vote securities of AOG held by it at any meeting of shareholders of AOG as well as any Permitted Investments held, from time to time, as part of the Trust Fund which carry voting rights. However, the Trustee may not, under any circumstances whatsoever, vote any AOG securities or any other Permitted Investments which carry voting rights to authorize the sale, lease or exchange of all or substantially all of the property of AOG or any other entity owned directly or indirectly by us which represents more than 51% of the Trust Fund, except as part of a reorganization of AOG and any one or more of our directly or indirectly owned subsidiaries without the approval of at least 66⅔% of the votes cast at a meeting of the Unitholders called for such purpose.

ADDITIONAL INFORMATION RESPECTING ADVANTAGE OIL & GAS LTD.

Management of AOG

Pursuant to the Shareholder Agreement, the board of directors of AOG ("**Board of Directors**") is comprised of not more than nine nor less than five members. Pursuant to the Management Agreement, the Manager will, at all times, have the right to designate two directors to the Board of Directors. The directors of AOG that were appointed by the Manager are Kelly Drader and Gary Bourgeois. Unitholders will always be entitled to select the majority of the Board of Directors.

In addition, a majority of the Board of Directors must not be officers, employees or consultants of AOG, the Manager, or any of their respective affiliates, and the Chairman of the Board of Directors must be a director of the Board elected by the Unitholders. The following table sets forth certain information respecting AOG's directors and executive officers.

Name and Municipality of Residence	Position Held and Period Served as a Director[4][5]	Principal Occupations During Past Five Years	Number of Trust Units Beneficially Owned or Controlled as at February 15, 2005
Gary F. Bourgeois Toronto, Ontario	Vice President, Corporate Development and Director since May 24, 2001	Vice President, Corporate Development of AOG since May 24, 2001. Vice President of the Manager since March 2001. Prior thereto, Managing Director of the EnerPlus Group of Companies, which companies specialize in management of oil and gas income funds and royalty trusts (1998-2000). In addition, President of Queen-Yonge Investments Limited (since 1985), a private family-owned investment holding company with holdings in oil and gas royalty trusts, real estate income funds, direct oil and gas properties, private and public exploration and production companies, and direct commercial real estate holdings.	373,774 (0.66%)
Kelly I. Drader Calgary, Alberta	President, Chief Executive Officer and Director since May 24, 2001	President and Chief Executive Officer of AOG since May 24, 2001. President of the Manager since March 2001. Prior thereto, Senior Vice President (1997-2001) and Vice President, Finance and Chief Financial Officer (1990-1997) of EnerPlus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.	582,375 (1.02%)
Ronald A. McIntosh[2][3] Calgary, Alberta	Director since September 25, 1998[6]	Chairman of Navigo Energy Inc. since December 2003. As of December 29, 2003, Navigo Energy Inc. became a wholly-owned subsidiary of NAV Energy Trust and acts as administrator of NAV Energy Trust. President and Chief Executive Officer of Navigo Energy Inc. from October 2001 to December 2003. Prior to December, Chief Operating Officer of Gulf Canada Resources Ltd. since December, 2000. Prior thereto, Mr. McIntosh was Vice President, Exploration and International of Petro-Canada since May 1996.	38,811 (0.07%)
Roderick M. Myers[2][3] Victoria, British Columbia	Director since December 31, 1996[6]	Since May 24, 2001, a self-employed businessman. Prior thereto, Vice President, Business Development of Search Energy Corp.	316,101 (0.56%)
Carol Pennycook[2] Toronto, Ontario	Director since May 26, 2004	Partner at the Toronto office of Davies Ward Phillips & Vineberg, LLP, a national law firm.	3,000 (0.01%)

Name and Municipality of Residence	Position Held and Period Served as a Director[4][5]	Principal Occupations During Past Five Years	Number of Trust Units Beneficially Owned or Controlled as at February 15, 2005
Steven Sharpe[1][2] Toronto, Ontario	Director since May 24, 2001 and Non-Executive Chairman since May 26, 2004	Managing Partner of Blair Franklin Capital Partners Inc., an investment banking firm since May, 2003. Prior thereto, Mr. Sharpe was the Managing Director of The EBS Corporation, a management and strategic consulting firm, since June 2001. From July 1998 to June 2001, Executive Vice President or Vice President, Strategic Development of The Kroll-O'Gara Company, a NASDAQ listed professional consulting, manufacturing, Internet and electronic commerce security company. Prior thereto, Mr. Sharpe was a partner with Davies, Ward & Beck, a Toronto-based law firm.	8,225 (0.01%)
Rodger A. Tourigny[1][7] Calgary, Alberta	Director since December 31, 1996[6]	President of Tourigny Management Ltd., a private oil and gas consulting company.	Nil
Lamont Tolley[1][3] Calgary, Alberta	Director since May 24, 2001	President and Chief Executive Officer of Rally Energy Corp. since July 27, 2004. Prior thereto, independent businessman who has been active in the oil and gas industry for 20 years. He is also currently the President of Genex Energy Inc., a private oil and gas company. Prior to June 1999, he was a principal and operating manager of Starvest Capital Inc., a private company which managed both private institutional oil investments and two public royalty trusts: Starcor Energy Royalty Fund and Orion Energy Trust.	Nil
Patrick J. Cairns Calgary, Alberta	Senior Vice President	Senior Vice President of AOG since June 2001. Vice President of the Manager since May 2001. Prior thereto, Mr. Cairns was Vice President, Evaluations with the Enerplus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.	373,085 (0.66%)
Peter Hanrahan Calgary, Alberta	Chief Financial Officer and Controller	Chief Financial Officer of AOG since January 2003. Prior thereto, Controller of AOG since December 1999. Prior thereto, Manager of Financial Reporting with Numac Energy Inc.	69,495 (0.12%)
Richard Mazurkewich Calgary, Alberta	Vice President, Operations	Vice President, Operations of AOG since August 2001. Prior thereto, Manager, Production and Facilities of AOG since March 1998. Prior thereto, Production Engineer with Canadian Natural Resources Limited.	182,814 (0.32%)
Weldon Kary Calgary, Alberta	Vice President, Exploitation	Vice President, Exploitation since February 14, 2005. Prior thereto, with AOG since May 23, 2001, most recently as Manager, Geology and Geophysics. Prior thereto, Exploration Manager at Palliser Energy Corp. when Palliser was purchased by Search Energy Corp, the predecessor entity of AOG.	78,514 (0.14%)

Name and Municipality of Residence	Position Held and Period Served as a Director[(4)(5)]	Principal Occupations During Past Five Years	Number of Trust Units Beneficially Owned or Controlled as at February 15, 2005
Anthony Coombs Calgary, Alberta	Controller	Controller since September 1, 2004. Prior thereto with AOG since May 23, 2001, most recently as Chief Accountant. Prior thereto, Chief Accountant for Search Energy Corp., the predecessor entity of Advantage.	7,258 (0.01%)
Jay P. Reid Calgary, Alberta	Corporate Secretary	Partner, Burnet, Duckworth & Palmer LLP, a Calgary-based law firm.	6,000 (0.01%)

Notes:

(1) Member of the Audit Committee.
(2) Member of the Human Resources, Compensation and Corporate Governance Committee.
(3) Member of the Independent Reserve Evaluation Committee.
(4) The Corporation does not have an executive committee of the Board.
(5) The Corporation's directors shall hold office until the next annual general meeting of the Corporation's shareholders or until each director's successor is appointed or elected pursuant to the ABCA, the Shareholder Agreement and the Management Agreement.
(6) The period of time served as a director of AOG includes the period of time served as a director of Search prior to the Amalgamation, where applicable. Each of these directors were appointed directors of post-Reorganization Search on May 24, 2001.
(7) Mr. Tourigny was a director of Shenandoah Resources Ltd. ("**Shenandoah**") prior to it being placed into receivership on September 17, 2002 and prior to the issuance of cease trade orders in respect of Shenandoah's securities by the Alberta Securities Commission and the British Columbia Securities Commission on November 8, 2002 and October 23, 2002, respectively. Cease trade orders were issued because Shenandoah failed to file certain required financial statements. As of the date hereof, the cease trade orders remain outstanding. Shenandoah's common shares were suspended from trading on the TSX Venture Exchange on April 24, 2002. Mr. Tourigny resigned his directorship with Shenandoah effective September 17, 2002. Mr. Tourigny was also a director of Probe Exploration Inc. ("**Probe**") prior to its receivership and prior to the issuance of cease trade orders in respect of Probe's securities by the Alberta Securities Commission and the Ontario Securities Commission on July 7, 2000 and July 17, 2000, respectively. The cease trade orders were issued because Probe failed to file certain required financial statements. As at the date hereof, the cease trade orders remain outstanding. Probe's common shares were suspended from trading on the TSX on March 17, 2000, and were subsequently delisted from the TSX at the close of business on March 16, 2001. Mr. Tourigny resigned his directorship with Probe effective April 14, 2000.

As at February 15, 2005, the directors and executive officers of AOG, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 2,039,452 Trust Units, or approximately 3.6% of the issued and outstanding Trust Units.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed above, no director or officer of Advantage, or a shareholder holding a sufficient number of securities of Advantage to affect materially the control of Advantage is, or within the last ten years has been, a director or officer of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied us access to any statutory exemption for a period of more than 30 consecutive days or, within a year of such person ceasing to act in that capacity or within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No director or officer of Advantage, or a shareholder holding a sufficient number of securities of Advantage to affect materially the control of Advantage, has been subject to any penalties or sanctions under securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Distribution Policy

It is anticipated that income we receive will be from: (i) the interest received on the principal amount of the Notes; (ii) royalty income from the Royalty; and (iii) the dividends received from the shares of AOG. The Trustee makes monthly cash distributions to Unitholders of the interest income earned from the Notes, royalty income from the Royalty and dividends, if any, received on Common Shares, after expenses, if any, and any cash redemptions of Trust Units. See "Risk Factors – Oil and Natural Gas Prices/Delay in Cash Distributions/Dependence on AOG".

Share Capital

AOG is authorized to issue an unlimited number of Common Shares, Non-Voting Shares, Preferred Shares and Exchangeable Shares. We are the sole holder of the issued and outstanding Common Shares. There are no Non-Voting Shares or Preferred Shares issued and outstanding. We are also the sole holder of the outstanding Notes.

The following is a description of the rights attaching to the Common Shares, Non-Voting Shares, Preferred Shares, Exchangeable Shares and Notes.

Common Shares

Each Common Share entitles its holder to receive notice of and to attend all meetings of the shareholders of AOG and to one vote at such meetings. The holders of Common Shares are, at the discretion of the Board of Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares. The holders of Common Shares are entitled to share equally in any distribution of the assets of AOG upon the liquidation, dissolution, bankruptcy or winding-up of AOG or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to any instruments having priority over the Common Shares.

Non-Voting Shares

The Non-Voting Shares have identical rights to the Common Shares except that holders of Non-Voting Shares are not generally entitled to receive notice of or attend at meetings of shareholders of AOG or to vote their shares at such meetings.

Preferred Shares

The Preferred Shares may be issued, from time to time, in one or more series, each series consisting of such number of Preferred Shares as determined by the Board of Directors, who may also fix the designations, rights, privileges, restrictions and conditions attached to the shares of each series of Preferred Shares. No Preferred Shares are presently issued and outstanding. The Preferred Shares of each series shall, with respect to payment of dividends and distributions of assets in the event of liquidation, dissolution or winding-up of AOG, whether voluntary or involuntary, or any other distribution of the assets of AOG among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preferred Shares of every other series and shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares.

Exchangeable Shares

As at December 31, 2004, AOG had 1,450,030 Exchangeable Shares outstanding. The Exchangeable Shares were issued in connection with our acquisition of Defiant. Each Exchangeable Share is exchangeable for Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time, in accordance with the share provisions applicable to such shares and the terms and provisions of the Voting and Exchange Trust Agreement. The exchange ratio was initially equal to one upon issuance of the Exchangeable

Shares and will increase on each date that a distribution is paid by us on the Trust Units. The exchange ratio will decrease on each record date for the payment of dividends on the Exchangeable Shares. The holders of Exchangeable Shares are not entitled to any vote at meetings of shareholders of AOG but are, through the Special Voting Unit of Advantage held by the Trustee as trustee under the Voting and Exchange Trust Agreement, entitled to vote (on the basis of the number of votes equal to the number of Trust Units into which the Exchangeable Shares are then exchangeable) with the holders of Trust Units as a class. In addition, holders are provided with all information sent by us to Unitholders. Holders of Exchangeable Shares will be entitled to receive, as and when declared by the board of directors of AOG in its sole discretion from time to time, such cash dividends as may be declared thereon by the board of directors. It is not anticipated that dividends will be declared or paid on the Exchangeable Shares. The Exchangeable Shares will be redeemable by AOG, in certain circumstances, and will be retractable by holders of Exchangeable Shares, in certain circumstances. Exchangeable Shares not previously redeemed or retracted will be redeemed by AOG or purchased by us on January 15, 2008.

Notes

The following is a summary of the material attributes and characteristics of the Notes. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of the Note Indentures, pursuant to which the Notes are issued.

Payment upon Maturity

On maturity and subject to any applicable subordination restrictions, AOG will repay the indebtedness represented by the Notes by paying to the Note Trustee, in lawful money of Canada, an amount equal to the principal amount of the outstanding Notes, together with accrued and unpaid interest thereon.

Ranking

Payment of the principal and interest (other than regularly scheduled interest and principal at maturity, provided no default on Senior Indebtedness (as hereinafter defined) has occurred and payment of such interest or principal is not otherwise required to be suspended in accordance with the terms of subordination agreements which may be entered into with the holders of Senior Indebtedness (as herein defined)) on the Notes will be subordinated in right of payment, as set forth in the Note Indentures, to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness ("**Senior Indebtedness**") which is defined as: (a) all indebtedness, obligations and liabilities of AOG in respect of borrowed money (including the deferred purchase price of property), other than: (i) indebtedness evidenced by the Note Indentures; and (ii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Note Indentures; and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of AOG, other than indebtedness, obligations and liabilities of AOG represented by the Notes. The Note Indentures provide that in the event of any creditor proceedings relative to AOG, the holders of all Senior Indebtedness, which would include bank debt and suppliers of AOG, will be entitled to receive payment in full before the holders of the Notes are entitled to receive any payment. Any amount of property received contrary to these provisions shall be held in trust for and paid over to the holders of Senior Indebtedness.

In the event of any creditor proceedings, the indebtedness represented by the Notes is not to be classified with any Senior Indebtedness for voting or distribution, which means that holders of Senior Indebtedness may vote separately from the holders of Notes in respect of any restructuring or arrangement proposal regarding AOG.

Default

The Note Indentures provides that any of the following shall constitute an "Event of Default": (i) default in payment of the principal of the Notes when the same becomes due; (ii) the failure to pay the interest obligations of the Notes for a period of 12 months; (iii) default on any indebtedness exceeding $10,000,000; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; (v) the taking of possession by an encumbrancer of all or substantially all of the property of AOG; or (vi) default in the observance or performance of any other covenant or condition of the Note Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to AOG specifying such default and requiring AOG to rectify the same.

Subordination Agreements

Pursuant to the terms of the Note Indentures, the Note Trustee may enter into subordination agreements with the holders of certain Senior Indebtedness under which the Note Trustee, on behalf of the holders of Notes, may agree directly with a holder of Senior Indebtedness in implementation of and/or in addition to the subordination terms described under "Ranking" directly above. The Note Trustee may give a holder of Senior Indebtedness a power of attorney to be exercised in any creditor proceedings to enforce the terms thereof. The Note Trustee may also agree to ensure that any transferee of Notes (or other securities of AOG) agrees to be bound by the provisions of the subordination agreements.

Long Term Notes

The aggregate principal amount of Long Term Notes as at December 31, 2004 was $475,312,732. The Long Term Notes mature on December 31, 2031. The Long Term Notes consist of a series of notes, which as at the date hereof, includes Long Term Notes bearing interest at a rate of 14% and 12.5% per annum, payable monthly on the 15th day of the month (or, if such day is not a Business Day, the first Business Day thereafter) for interest earned during the preceding month. The principal and interest on the Long Term Notes are payable in lawful money of Canada. The Long Term Notes are issuable only as fully-registered notes in minimum denominations of $100.00 and integral multiples of $1.00.

Redemption of Long Term Notes

The Long Term Notes will not be redeemable at the option of AOG or by the holders thereof prior to maturity except in the limited circumstances prescribed by Long Term Note Indenture, where the Board of Directors believe the indebtedness represented by the Long Term Notes could not be refinanced on maturity, or where AOG is prevented by applicable law from paying dividends or making other distributions in respect of Common Shares.

Medium Term Notes

The original aggregate principal amount of Medium Term Notes was $259,200,000 ("**Original Principal Amount**") and the aggregate principal amount of the Medium Term Notes as at December 31, 2004 was $207,624,757. The Medium Term Notes consist of a series of notes, which as of December 31, 2004, includes Medium Term Notes bearing interest at rates between 7.75% and 10.375% per annum, payable twice annually, and maturing between December 31, 2012 and December 21, 2015. The principal and interest on the Medium Term Notes are payable in lawful money of Canada. The Medium Term Notes are issuable only as fully-registered notes in minimum denominations of $100.00 and integral multiples of $1.00.

Principal Repayments and Redemption of Medium Term Notes

From time to time and in any event not less frequently than each anniversary of December 31, 2004, AOG shall make principal repayments on the Notes in an aggregate amount equal to not less than 5% of the Original Principal Amount (and, if applicable, the aggregate principal amount of any additional Notes issued under the Medium Term Note Indenture in excess of the Original Principal Amount (the "**Supplemental Principal Amount**")), provided, however that during the period commencing on September 30, 2004 and ending on December 31 of the year ended five years before the Maturity Date, AOG shall make, in aggregate, principal payments on the Notes in an amount equal to not less than 50% of the Original Principal Amount. In the event that, at any time during the term of this Indenture, a Supplemental Principal Amount is outstanding, during the period commencing with the issue date of the Notes relating to the Supplemental Principal Amount and ending five years from such issue date, AOG shall make principal payments on the Notes relating to the Supplemental Principal Amount in an aggregate amount equal to not less than 50% of the Supplemental Principal Amount. In the event that AOG makes principal repayments on the Notes pursuant to this section of the Medium Note Indenture and there is more than one holder thereof, such principal prepayments shall be made as near as may be pro rata as between the holders and without discrimination or preference, based upon the aggregate principal amount of Notes held by them (rounded, if necessary, to the nearest One Dollar ($1.00)).

The Royalty Agreement

Pursuant to the Royalty Agreement, AOG has granted to us the Royalty on AOG's interest in Petroleum Substances within, upon or under all of AOG's developed and undeveloped Canadian Oil and Natural Gas Properties

The Royalty will consist of the right to receive a monthly payment from AOG equal to the "Royalty Production Income", which in respect of any period for which Royalty is calculated, means 95% of the production revenues from the Properties less an equivalent portion of the amount of all deductions permitted under the Royalty Agreement. The Royalty does not constitute an interest in land and we are not entitled to take our share of production in kind or to separately sell or market our share of Petroleum Substances.

Pursuant to the Royalty Agreement approximately 95% of the economic benefit derived from the assets of AOG accrues to the benefit of the Fund and ultimately to us and our Unitholders. The term of the Royalty Agreement will be for so long as there are Properties to which the Royalty Agreement applies.

If AOG wishes to dispose of any properties that will result in proceeds in excess of $2 million, AOG's board of directors is required to approve such disposition.

Shareholder Agreement

Pursuant to the Shareholder Agreement, prior to us voting our shares in AOG, each Unitholder shall be entitled to vote in respect of the matter on the basis of one vote per Trust Unit held and we shall be required to vote our shares in AOG in accordance with the result of the vote of Unitholders. Holders of Trust Units shall be entitled to direct the Trust as to how to vote in respect of all matters placed before the shareholder of AOG, including, subject to the right of the Manager to designate two directors, the election of the directors of AOG, approving its financial statements, and appointing auditors of AOG, who shall be the same as our auditors. In addition, Unitholders will be entitled to direct us as to how to vote our shares in AOG on any proposed amendment to the Shareholder Agreement, where such amendment affects the rights of Unitholders to elect a majority of the Board of Directors. We will not be entitled, without the direction of Unitholders, to exercise our rights as the sole shareholder of AOG except as set forth above.

It is a term of the Shareholder Agreement that the Board of Directors shall consist of a minimum of five and a maximum of nine directors, with the present number of directors set at seven. The Shareholder Agreement provides that Unitholders are entitled to select a majority of the Board of Directors. Under the terms of the Shareholder Agreement, the Manager has the right to designate two directors to be elected to the Board of Directors.

ADDITIONAL INFORMATION RESPECTING ADVANTAGE INVESTMENT MANAGEMENT LTD.

Pursuant to the Management Agreement, the Manager has agreed to act as our manager and as manager of AOG. The board of directors of AOG has retained the Manager to provide comprehensive management services and has delegated certain authority to the Manager to assist in the administration and regulation of the day-to-day operations of us and of AOG and to assist in making executive decisions which conform to the general policies and general principles previously established by the board of directors of AOG. The Manager will provide executive officers to AOG, subject to the approval of the board of directors of AOG.

Management of the Manager

The following table outlines the names and municipalities of residence and principal occupations of the officers of the Manager who will be responsible for the provision of such executive services.

Name and Municipality of Residence	Office	Principal Occupation During the Past Five Years
Kelly Drader Calgary, Alberta	President	President and Chief Executive Officer of AOG since May 2001. President of the Manager since March 2001. Prior thereto, Senior Vice President (1997-2001) and Vice President, Finance and Chief Financial Officer (1990-1997) of EnerPlus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.
Gary Bourgeois Toronto, Ontario	Vice President	Vice President, Corporate Development of AOG since May 2001. Vice President of the Manager since March 2001. Prior thereto, Managing Director of the EnerPlus Group of Companies, which companies specialize in management of oil and gas income funds and royalty trusts (1998-2000). In addition, President of Queen-Yonge Investments Limited (since 1985), a private family-owned investment holding company with holdings in oil and gas royalty trusts, real estate income funds, direct oil and gas properties, private and public exploration and production companies, and direct commercial real estate holdings.
Patrick J. Cairns Calgary, Alberta	Vice President and Secretary	Senior Vice President of AOG since June 2001. Vice President of the Manager since May 2001. Prior thereto, Mr. Cairns was Vice President, Evaluations with the Enerplus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.

Management Agreement

The Management Agreement provides that during the term of the Management Agreement, and any renewal thereof, the Manager shall provide recommendations, assistance and advisory services as requested or required by us and AOG, respecting the following:

1. to AOG:

   (a) keep and maintain at its offices, at all times, books, records and accounts which shall contain particulars of operations, receipts, disbursements and investments relating to the Properties and AOG;

   (b) make available, in performing its obligations under the Management Agreement, office space, equipment and qualified personnel, including all engineering, geological, geophysical, accounting, clerical, secretarial, corporate and administrative services as may be necessary to perform its obligations;

   (c) arrange or provide for the payment of all costs and expenses incurred by or on behalf of AOG in connection with the Properties upon receipt of monies from AOG;

   (d) provide or arrange for the administration of all of the records and documents for the Properties including establishing and maintaining documents, correspondence files, land files and records;

   (e) provide or arrange to provide such audit, legal, geological, engineering, geophysical, financial, insurance and other professional services or advice and analysis as the officers or directors of AOG may require or desire to permit any of them to make informed decisions in connection with the discharge by them of their responsibilities as officers or directors, to the extent such advice and analysis can be reasonably provided or arranged by the Manager;

(f) at least annually, and at other times as requested by the board of directors of AOG, prepare all production, capital and expense budgets and business plans in connection with the Properties and also provide quarterly progress reports to the board of directors of AOG;

(g) provide or cause to be provided to AOG any services or analysis reasonably necessary for AOG to be able to consider or participate in any acquisition, development or disposition by AOG of an interest in the Properties or other interests in assets;

(h) provide or arrange for such additional administrative services as AOG may reasonably request in connection with the Properties, including services relating to the administration of credit facilities obtained by AOG;

(i) review opportunities to acquire additional Properties which, acting reasonably, it believes AOG might reasonably be interested in acquiring and, from time to time, to present AOG with opportunities to acquire Properties consistent with the investment criteria of AOG;

(j) conduct negotiations for the acquisition of Properties, provide lease and land services related to such acquisitions (including examination and evaluation of any title documents) and arrange for examination and preparation of legal documents or such other services required in connection with such acquisitions, provided that the Manager shall be deemed not to make any warranty of title with respect to any Properties acquired by AOG;

(k) provide or arrange for all necessary exploitation, development and other services in respect of acting as operator of any of the Properties;

(l) review all data, information, notices and requests tendered by any third party operator, advise AOG as to the appropriate action to be taken and provide or arrange for any required expertise on behalf of AOG to facilitate the proper conduct of operations in respect thereof;

(m) arrange for and negotiate, on behalf of and in the name of AOG, all contracts with third parties for the proper management and operations of the Properties;

(n) supervise the disposition and marketing of Petroleum Substances from the Properties, invoice third parties as required and effect the collection of receivables relating thereto;

(o) ensure that AOG complies with all material regulations, statutes and reporting requirements in connection with the Properties;

(p) carry out the functions and obligations of AOG contained in the Royalty Agreement with respect to operation of the Properties; and

(q) negotiate all borrowings required by AOG to purchase Properties or to fund capital expenditures;

2. to us:

(a) ensure we comply with our legal obligations, including our continuous disclosure obligations under all applicable securities legislation;

(b) provide investor relations services;

(c) provide the holders of Trust Units with financial reports and tax information relating to the Properties, the Notes, the Royalty and the Trust;

(d) call, hold and distribute materials including notices of meetings and information circulars in respect of all necessary meetings of Unitholders;

(e) recommend the amounts payable, from time to time, to Unitholders and to arrange for distributions to Unitholders of distributable income;

(f) recommend the timing and terms of future offerings of Trust Units or securities convertible or exchangeable into Trust Units or other public or private securities, if any; and

(g) recommend investments in Permitted Investments.

The Manager is paid fees for providing all of the services in items 1 and 2 above. See "Additional Information Respecting Advantage Investment Management Ltd. – Compensation and Term". Notwithstanding the delegations provided in items 1 and 2 above, the board of directors of AOG will supervise the management of the business and affairs of AOG, including our business and affairs delegated to AOG, and, in particular:

1. significant operational decisions in respect of AOG as identified by the Manager, acting reasonably; and

2. decisions relating to:

   (a) any offerings, including the issuance of additional Trust Units or securities convertible into or exchangeable for Trust Units;

   (b) the acquisition and disposition of properties, assets, securities (individually or in the aggregate with respect to any single type of security) for a purchase price or proceeds in excess of $2,000,000;

   (c) the approval of operating and capital expenditure budgets;

   (d) the establishment of credit facilities;

   (e) all matters to do with the continued listing of the Trust Units on any exchange and to maintain our status as a reporting issuer, including press releases and material change reports as required by continuous disclosure requirements of applicable securities legislation;

   (f) the determination of the amount of distributable income; and

   (g) the approval of any amendment to the Management Agreement, the Royalty Agreement, the Note Indentures or the Shareholder Agreement on our behalf, and those matters as set forth in the Trust Indenture, that may be amended without the approval of Unitholders;

shall be subject to the approval of the board of directors of AOG.

The Manager and the Trust are responsible for ensuring compliance with the continuous disclosure obligations under all applicable securities legislation. The Manager has been indemnified by AOG and the Trust in respect of damages suffered relating to the performance of services under the Management Agreement provided that the Manager is in compliance with the standard of care described below, and any of its directors, officers or employees have been indemnified by AOG and the Trust provided that such person shall not be found to be liable for or guilty of wilful misfeasance, bad faith, gross negligence or reckless disregard of his or her duty to AOG or the Trust.

In exercising its powers and discharging its duties under the Management Agreement, the Manager is required to exercise that degree of care, diligence and skill that a reasonably-prudent operator and manager in respect of oil and gas properties in western Canada and a manager of a publicly-traded reporting issuer, having responsibility for the subject management, advisory and administrative services, would exercise in comparable circumstances.

Acquisition and Disposition Strategy

The strategy employed by the Manager is to maintain the level of production of oil and natural gas from AOG's existing properties and to supplement production by reserve acquisitions. To maintain production, capital expenditures are focused on development activity as opposed to exploration. Exploration properties are generally sold, farmed out or developed using third party resources. Reserve replacement and additions are achieved through development activity and acquisitions.

In addition, as part of the services to be provided by the Manager to AOG and the Trust, the Manager may recommend that AOG enter into agreements to dispose of Oil and Natural Gas Properties and make farmouts and other dispositions of such properties. Approval by the board of directors of AOG of any acquisitions or dispositions is required where the properties being acquired or disposed of have a purchase price or proceeds in excess of $2,000,000.

Compensation and Term

In its role under the Management Agreement as manager and administrator of us and AOG, the Manager receives the following:

1. a fee in an amount equal to 1.5% of Operating Cash Flow, such amount to be calculated as at the end of each calendar quarter or portion thereof, if applicable, and paid on the 45th day following any such calendar quarter, or, if such day is not a Business Day, on the next Business Day; and

2. a fee in an amount equal to 10% of the Total Return Amount (which means, in respect of any Return Period, an amount equal to the Total Return Percentage minus 8% if the Return Period is a full calendar year, and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization for that Return Period), such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period, or, if such day is not a Business Day, on the next Business Day.

In addition, the Manager has the option (subject to any necessary regulatory approval) of receiving all or part of the fee provided in paragraph 2 above in Trust Units at the Unit Market Price calculated as at the end of the relevant period.

The Manager representatives who act as employees or officers of AOG are entitled to participate in any benefit plans in place for AOG employees (including under any incentive plan) and are entitled to industry-competitive salaries (as approved by the board of directors of AOG) for acting in such capacity.

The Manager does not receive any acquisition or disposition fees.

It is the intention of the Manager that the management fees referred to in paragraphs 1 and 2 above (collectively, the "**Management Fees**") will fund all employee bonuses and incentive plans. Effective October 4, 2004, such fees are allocated by the Manager, subject to the discretion of the Manager, on the following basis:

Manager		
	Operating Fee	66 2/3%
	Termination Fee	66 2/3%
	Performance Fee	60%
Employees of AOG		
	Operating Fee	33 1/3%
	Termination Fee	33 1/3%
	Performance Fee	40%

The allocation of the Management Fees and the Termination Fees (as defined below) amongst the employees of AOG will be based upon the recommendations of the Manager as approved by the board of directors of AOG.

The initial term of the Management Agreement was for 3 years, and on each anniversary date of the Management Agreement it automatically renews on an "evergreen" basis for additional one-year periods, provided that the board of directors of AOG has not provided notice to the Manager prior to any such renewal that such renewal shall not occur. In all instances of termination (except where the Management Agreement terminates at the end of the term), a termination fee ("**Termination Fees**") equal to the Management Fees paid for the immediately-prior 2 ½ years shall be payable.

In addition, the Manager is entitled to reimbursement, by us and AOG, of General and Administrative Costs and expenses related to the Manager's performance under the Management Agreement, other than costs related solely to the Manager and costs related to employee bonuses and incentive plans.

Conflicts of Interest

The executive officers of the Manager have extensive experience in the oil and gas business and in the management of private and public entities. As a result, certain of the directors, officers and employees of the Manager, and certain of the consultants retained by the Manager, from time to time, may also be directors, officers and employees of affiliates of the Manager or may be consultants retained by affiliates of the Manager. The Management Agreement contains provisions which require the Manager to make disclosure to the Trustee and the board of directors of AOG of the fact and substance of any particular conflict of interest, if one should occur, and to use all reasonable efforts to resolve such conflict of interest in a manner which will treat us or AOG, as the case may be, and the other interested party in an even-handed manner, taking into account all of the circumstances of the Trust or AOG, as the case may be, and such interested party, and to act honestly and in good faith in resolving such matters.

Pursuant to the Management Agreement, the Manager has agreed to make Kelly Drader available for the performance of the services to be provided to us and AOG and in acting as AOG's President and Chief Executive Officer.

The Management Agreement also provides that the Manager and the ManagementCo Group agree that they will not do any of the following activities except with prior disclosure to the board of directors of AOG of the nature and extent of their interest in such activities and a description of such activities and unless, in each case, the consent of the board of directors of AOG is first obtained:

1. they will not manage another oil and gas income fund or royalty trust;

2. they will not, without prior approval of us and AOG, acting reasonably, as determined by the board of directors of AOG, make investments in or acquire oil and gas assets or income funds, royalty trusts or companies owning oil and gas assets, except for the purchase of securities of public oil and gas companies, income funds or royalty trusts on a recognized stock exchange for investment purposes. Such shareholding in each such investment shall not exceed 10% of the issued and outstanding securities of any such issuer; and

3. they will not, without prior approval of us and AOG, acting reasonably, as determined by the board of directors of AOG, conduct any other business activities relating to Canadian resource properties or rendering services or acting as advisor or manager to any other person or entity that may have investment or business interests similar to those of us or AOG.

As at the date hereof, neither the Trust, AOG nor the Manager is aware of any existing or potential material conflicts of interest between the Trust and/or AOG and a director or officer of the Manager.

Cash Distributions

The following is a summary of the distributions made by us from our inception in May of 2001 to December 31, 2004.

For the 2001 Period Ended	Distributions per Unit	Payment Date
June 30	$0.28	July 16, 2001
July 31	0.28	August 15, 2001
August 31	0.22	September 17, 2001
September 30	0.22	October 15, 2001
October 31	0.15	November 15, 2001
November 30	0.15	December 17, 2001
December 31	0.15	January 15, 2002
Total:	**$1.45**	

For the 2002 Period Ended	Distributions per Unit	Payment Date
January 31	$0.15	February 15, 2002
February 28	0.13	March 15, 2002
March 31	0.13	April 15, 2002
April 30	0.13	May 15, 2002
May 31	0.13	June 17, 2002
June 30	0.13	July 15, 2002
July 31	0.13	August 15, 2002
August 31	0.13	September 16, 2002
September 30	0.13	October 15, 2002
October 31	0.18	November 15, 2002
November 30	0.18	December 16, 2002
December 31	0.18	January 15, 2003
Total:	**$1.73**	

For the 2003 Period Ended	Distributions per Unit	Payment Date
January 31	$0.18	February 18, 2003
February 28	0.23	March 17, 2003
March 31	0.23	April 15, 2003
April 30	0.23	May 15, 2003
May 31	0.23	June 16, 2003
June 30	0.23	July 15, 2003
July 31	0.23	August 15, 2003
August 31	0.23	September 15, 2003
September 30	0.23	October 15, 2003
October 31	0.23	November 17, 2003
November 30	0.23	December 15, 2003
December 31	0.23	January 15, 2004
Total:	**$2.71**	

For the 2004 Period Ended	Distributions per Unit	Payment Date
January 31	$0.23	February 17, 2004
February 29	0.23	March 15, 2004
March 31	0.23	April 15, 2004
April 30	0.23	May 17, 2004
May 31	0.23	June 15, 2004
June 30	0.23	July 15, 2004
July 31	0.23	August 16, 2004
August 31	0.23	September 15, 2004
September 30	0.23	October 15, 2004
October 31	0.25	November 15, 2004
November 30	0.25	December 15, 2004
December 31	0.25	January 17, 2005
Total	**$2.82**	

Note:

(1) We announced on January 12, 2005 that a distribution of $0.28 per Trust Unit will be paid on February 15, 2005 to Unitholders of record on the close of business on January 31, 2005.

MARKET FOR SECURITIES

Our Trust Units are listed for trading on the TSX under the symbol "AVN.UN". The following table sets forth the high and low closing trading prices and the aggregate trading volume of the Trust Units as reported by the TSX for the periods indicated.

Period	High	Low	Volume
2003			
First Quarter	15.59	11.80	7,622,480
Second Quarter	16.95	14.15	7,995,072
Third Quarter	17.15	14.92	8,001,055
Fourth Quarter	17.95	15.65	9,684,205
2004			
January	18.42	16.80	2,919,734
February	17.90	16.01	3,020,709
March	19.00	17.69	1,726,037
April	19.84	18.80	4,120,250
May	20.08	19.05	3,367,746
June	19.37	17.80	3,169,079
July	19.65	18.63	2,095,637
August	19.70	18.51	3,648,664
September	21.50	19.47	4,872,670
October	22.35	20.46	5,644,564
November	22.05	20.36	7,372,495
December	22.54	20.61	4,164,232

Our 10% Convertible Debentures are listed for trading on the TSX under the symbol "AVN.DB". The following table sets forth the high and low closing trading prices and the aggregate trading volume of the 10% Convertible Debentures as reported by the TSX for the periods indicated.

Period	High	Low	Volume
2003			
First Quarter	116.00	102.30	142,516
Second Quarter	126.25	108.00	109,300
Third Quarter	128.22	115.50	44,200
Fourth Quarter	133.01	112.00	35,110
2004			
January	136.75	129.50	13,210
February	136.00	121.14	3,380
March	141.00	133.65	1,960
April	147.52	141.53	4,220
May	148.89	141.76	3,100
June	145.00	135.13	3,080
July	147.00	143.54	4,545
August	145.59	139.30	1,971
September	160.00	145.00	6,756
October	166.09	155.02	6,950
November	164.74	156.91	3,565
December	162.39	155.55	290

Our 9% Convertible Debentures are listed for trading on the TSX under the symbol "AVN.DB.A". The following table sets forth the high and low closing trading prices and the aggregate trading volume of the 9% Convertible Debentures as reported by the TSX for the periods indicated.

Period	High	Low	Volume
2003			
Third Quarter	107.00	102.25	95,305
Fourth Quarter	108.00	101.00	13,160
2004			
January	111.00	108.00	9,510
February	110.00	108.50	2,430
March	111.50	109.00	9,720
April	115.50	111.00	56,010
May	118.00	112.07	20,590
June	113.00	101.00	5,870
July	115.00	110.24	5,655
August	114.75	109.00	7,350
September	126.16	115.00	24,200
October	130.35	121.89	8,540
November	128.25	120.00	5,750
December	132.00	113.03	3,870

Our 8.25% Convertible Debentures are listed for trading on the TSX under the symbol "AVN.DB.B". The following table sets forth the high and low closing trading prices and the aggregate trading volume of the 8.25% Convertible Debentures as reported by the TSX for the periods indicated.

Period	High	Low	Volume
2003			
Fourth Quarter	108.50	101.50	219,180
2004			
January	111.01	107.01	59,740
February	109.25	106.00	21,030
March	112.09	108.25	16,180
April	120.00	113.00	124,940
May	121.25	115.11	53,510
June	117.00	110.12	7,850
July	118.00	114.51	39,390
August	118.70	111.50	28,280
September	130.00	118.35	60,930
October	134.61	125.00	22,680
November	133.00	126.10	34,040
December	135.20	127.00	20,240

Our 7.5% Convertible Debentures are listed for trading on the TSX under the symbol "AVN.DB.C". The following table sets forth the high and low closing trading prices and the aggregate trading volume of the 7.5% Convertible Debentures as reported by the TSX for the periods indicated.

Period	High	Low	Volume
2004			
September	105.50	101.75	151,840
October	110.00	102.85	64,720
November	109.00	103.55	33,070
December	111.00	105.50	35,990

Our 7.75% Convertible Debentures are listed for trading on the TSX under the symbol "AVN.DB.D". The following table sets forth the high and low closing trading prices and the aggregate trading volume of the 7.75% Convertible Debentures as reported by the TSX for the periods indicated.

Period	High	Low	Volume
2004			
September	105.00	101.05	172,990
October	107.00	103.00	35,970
November	107.99	104.25	23,670
December	109.50	104.60	15,550

ESCROWED SECURITIES

As at the date hereof, none of our securities are subject to escrow.

PAST PROMOTER

Advantage Investment Management Ltd. could be considered the promoter of the Trust for the years 2001 and 2002. The Manager holds Nil Trust Units or Nil% of the issued and outstanding Trust Units as at February 15, 2005. The Manager is a party to the Management Agreement with the Trust. See "Additional Information Respecting Advantage Investment Management Ltd.".

LEGAL PROCEEDINGS

There are no outstanding legal proceedings which are for claims in excess of 10% of our current asset value to which we are a party or in respect of which any of our properties are subject, nor are there any such proceedings known to be contemplated.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors of AOG or directors and senior officers of the Manager, nominees for director of AOG, any Unitholder who beneficially owns more than 10% of the Trust Units or any known associate or affiliate of such persons in any transaction during 2004 or in any proposed transaction which has materially affected or would materially affect the Trust or AOG other than (i) certain insiders purchasing Trust Units or Debentures under the public offerings of such securities completed during 2004, and (ii) as disclosed herein.

MATERIAL CONTRACTS

Except for contracts entered into by us in the ordinary course of business or otherwise disclosed herein, the only material contracts we entered into are the Trust Indenture described herein under the heading "Additional Information Respecting Advantage Energy Income Fund" and the Management Agreement described herein under the heading "Additional Information Respecting Advantage Investment Management Ltd. – Management Agreement". Copies of the Trust

Indenture and Management Agreement, in addition to Documents Affecting the Rights of Securityholders, are available on our SEDAR profile at www.sedar.com.

INTEREST OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by us during, or related to, our most recently completed financial year other than Sproule Associates Limited, our independent engineering evaluator and KPMG LLP, our auditors. As at the date hereof, none of the principals of Sproule Associates Limited had any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of our associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them. As at March 15, 2005 KPMG LLP and its partners did not hold any registered or beneficial ownership interest, directly or indirectly, in the securities of the Corporation or its associates or affiliates.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Trust or of any associate or affiliate of the Trust except for Mr. Jay Reid, the Corporate Secretary of AOG, who is a partner of Burnet, Duckworth & Palmer LLP, which law firm provides the Trust, AOG and the Manager with legal services.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are KPMG LLP, Chartered Accountants, Calgary, Alberta.

Computershare Trust Company of Canada at its offices in Calgary, Alberta and Toronto, Ontario acts as the transfer agent and registrar for the Trust Units and Debentures.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The audit committee of the Company (the "**Audit Committee**") is comprised of Messrs. Steven Sharpe, Rodger A. Tourigny and Lamont Tolley. The following chart sets out the assessment of each Audit Committee member's independence, financial literacy and relevant educational background and experience supporting such financial literacy.

Name and Municipality of Resident	Independent	Financially Literate	Relevant Education and Experience
Steven Sharpe Toronto, Ontario	Yes	Yes	Mr. Sharpe has an LLB and is currently Managing Partner of Blair Franklin Capital Partners, an investment bank, with Limited Market Dealer and Portfolio Manager registrations. Mr. Sharpe has served as Chairman of the Audit Committee of Altamira Investment Services Ltd. and as a member of the Audit Committee of Foamex International Ltd. and of a number of private not-for-profit companies. Mr. Sharpe practiced law in the area of work-outs and financial restructurings, and advised lenders, bondholders and boards of directors on financial matters.
Rodger A. Tourigny Calgary, Alberta	Yes	Yes	Mr. Tourigny has a Bachelor of Commerce and is a Chartered Accountant. He is a director and President of Tourigny Management Ltd., a private company through which he provides consulting services. Mr. Tourigny is also a Corporate Director and Chairman of the Audit Committee of NAV Energy Trust and is a director and member of the Audit Committee of Burmis Energy Inc. and of Caribou Energy Inc., a private oil and gas company.
Lamont Tolley Calgary, Alberta	Yes	Yes	Mr. Tolley holds an MBA and is currently President and CEO of Rally Energy Corp. and is serving as a director and member of the Audit Committee of Delphi Energy Corp. He served as an equity analyst and equity portfolio manager for the Sun Life Investment Group, managed two energy royalty trusts, Starcor Energy Royalty Fund and Orion Energy Trust, and has served as an Audit Committee member of several public issuers and private companies.

Pre-Approval of Policies and Procedures

We have adopted polices and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by KPMG LLP as set forth in item 15 of the Audit Committee charter, which is reproduced below under the heading "Audit Committee Charter". The Audit Committee has approved the provision of a specified list of audit and permitted non-audit services that the audit committee believes to be typical, reoccurring or otherwise likely to be provided by KPMG LLP during the current fiscal year. The list of services is sufficiently detailed as to the particular services to be provided to ensure that the audit committee knows precisely what services it is being asked to pre-approve and it is not necessary for any member of management to make a judgment as to whether a proposed service fits within pre-approved services.

AUDIT COMMITTEE CHARTER

The following is a summary of our Audit Committee charter which was originally approved by the board of directors of AOG on April 30, 2002 and amended in April 2003 and April 2004:

Purpose

The primary function of the Audit Committee is to assist the Board of Directors (the "**Board of Directors**" or "**Board**") of Advantage Oil & Gas Ltd. in fulfilling its responsibilities by reviewing: the financial reports and other financial information provided by Advantage Energy Income Fund to any governmental body or the public; the Trust's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Trust's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should endeavor to encourage continuous improvement of, and should endeavor to foster adherence to, the Trust's policies, procedures and practices at all levels. The Audit Committee's primary objectives are to:

1. To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Trust and related matters;

2. To provide better communication between directors and external auditors;

3. To enhance the external auditor's independence;

4. To increase the credibility and objectivity of financial reports; and

5. To strengthen the role of the outside directors by facilitating discussions between directors on the Audit Committee, management and external auditors.

Composition

The Audit Committee shall be comprised of three or more directors as determined by the Board of Directors, none of whom are members of management of AOG, the Trust or Advantage Investment Management Ltd. and all of whom are "unrelated directors" (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada) and "independent" (as such term is used in Multilateral Instrument 52-110 — Audit Committees ("**MI 52-110**"). All of the members of the Audit Committee shall be "financially literate". The Board of Directors has adopted the definition for "**financial literacy**" used in MI 52-110 which means "the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements". Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Trust or an outside consultant.

The members of the Audit Committee shall be elected by the Board of Directors at the annual organizational meeting of the Board of Directors and remain as members of the Audit Committee until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

Meetings

The Audit Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee should meet at least annually with management and the independent auditors in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately. In addition, the Audit Committee or at least its Chair should meet with the independent auditors and management quarterly to review the Trust's financials consistent with item 4 below.

A quorum for meetings of the Audit Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Audit Committee shall be the same as those governing the Board.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall endeavor to:

Documents/Reports Review

1. Review and update this Charter periodically, at least annually, as conditions dictate.

2. Review the organization's annual and interim financial statements, MD&A, earnings press releases and any reports or other financial information submitted to any governmental body or the public, including any certification, report, opinion or review rendered by the independent auditors.

3. Review the reports to management prepared by the independent auditors and management's responses.

4. Review with financial management and the independent auditors the quarterly financial statements prior to their filing or prior to the release of earnings. The Chair of the Audit Committee may represent the entire Audit Committee for purposes of this review.

5. Review of significant findings during the year, including the status of previous significant audit recommendations.

6. Periodically assess the adequacy of procedures for the review of corporate disclosure that is derived or extracted from the financial statements.

Independent Auditors

7. Recommend to the Board the external auditors to be nominated for appointment by the unitholders.

8. Recommend to the Board the compensation of the external auditors

9. On an annual basis, the Audit Committee should review and discuss with the auditors all significant relationships the auditors have with the Trust to determine the auditors' independence.

10. Review any material disagreements between management and the independent auditors and review, consider and make a recommendation to the Board regarding any proposed discharge of the auditors when circumstances warrant.

11. When there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change

12. Periodically consult with the independent auditors, without the presence of management, about internal controls and the fullness and accuracy of the organization's financial statements.

13. Review the audit scope and plan of the independent auditor.

14. Oversee the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Trust.

15. Pre-approve the completion of any non-audit services by the external auditors and determine which non-audit services the external auditor is prohibited from providing. The Audit Committee may delegate to one or more members of the Audit Committee authority to pre-approve non-audit services in satisfaction of this requirement and if such delegation occurs, the pre-approval of non-audit services by the Audit Committee member to whom authority has been delegated must be presented to the Audit Committee at its first scheduled meeting following such pre-approval. The Audit Committee shall be entitled to adopt specific policies and procedures for the engagement of non-audit services if:

    (a) the pre-approval policies and procedures are detailed as to the particular service;

    (b) the Audit Committee is informed of each non-audit service; and

(c) the procedures do not include delegation of the Audit Committee's responsibilities to management.

The Audit Committee will satisfy the pre-approval requirement set forth in this paragraph 15 if::

(a) the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Trust and its subsidiary entities to the auditors during the fiscal year in which the services are provided;

(a) the Trust or the subsidiary entity, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

16. the services are promptly brought to the attention of the Audit Committee and approved, prior to completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Audit Committee.

Financial Reporting Processes

17. In consultation with the independent auditors, annually review the integrity of the organization's financial reporting processes, both internal and external.

18. In consultation with the independent auditors, consider annually the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

19. Consider and approve, if appropriate, major changes to the Trust's auditing and accounting principles and practices as suggested by the independent auditors or management.

20. Review risk management policies and procedures of the Trust and AOG (i.e., litigation and insurance).

Process Improvement

21. Request reporting to the Audit Committee by each of management and the independent auditors of any significant judgments made in the management's preparation of the financial statements and the view of each group as to appropriateness of such judgments.

22. Following completion of the annual audit, review separately with each of management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

23. Review any significant disagreements among management and the independent auditors in connection with the preparation of the financial statements.

24. Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Audit Committee.)

25. Conduct and authorize investigations into any matters brought to the Audit Committee's attention and within the Audit Committee's scope of responsibilities. The Audit Committee shall be empowered to retain and to approve compensation for any independent counsel and other professionals to assist in the conduct of any investigation.

26. Review the systems that identify and manage principal business risks.

27. Establish a procedure for:

- the receipt, retention and treatment of complaints received by the Trust and AOG regarding accounting, internal accounting controls or auditing matters; and

- the confidential, anonymous submission by employees of the Trust and AOG of concerns regarding questionable accounting or auditing matters.

Ethical and Legal Compliance

28. Establish, review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this code.

29. Review management's monitoring of the Trust's compliance with the organization's Ethical Code.

30. In consultation with the auditors, consider the review system established by management regarding the Corporation's financial statements, reports and other financial information disseminated to governmental organizations and the public in the context of the applicable legal requirements.

31. On at least an annual basis, review with the Trust's auditors or counsel, as appropriate, any legal matters that could have a significant impact on the organization's financial statements, the Trust's compliance with applicable laws and regulations and inquiries received from regulators or government agencies.

32. Review with the organization's counsel legal compliance matters including the trading policies of securities.

33. Perform any other activities consistent with this Charter, the Trust's and AOG's by-laws and governing law, as the Audit Committee or the Board of Directors deems necessary or appropriate.

AUDIT SERVICE FEES

Auditor Services Fees

The following table discloses fees billed to us by our auditors, KPMG LLP.

Type of Service Provided	2004
Audit Fees (these services included prospectus work and audit or review of financials forming part of such prospectus)	$ 244,500
Audit-Related Fees (these services included French translation in connection with 2004 prospectus offering)	$ 51,000
Tax Fees (these services included review/completion of tax returns and general tax consultations)	$ 26,497

RISK FACTORS

The following is a summary of certain risk factors relating to the business of AOG and the Trust. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this renewal annual information form.

Dependence on AOG

We are an open-ended, limited purpose trust which will be entirely dependent upon the operations and assets of AOG through our ownership of the Common Shares, the Notes and the Royalty. Accordingly, the cash distributions to our Unitholders will be dependent upon the ability of AOG to meet its interest and principal repayment obligations under the Notes to declare and pay dividends on the Common Shares, and to pay the Royalty. AOG's income will be received from the production of oil and natural gas from AOG's existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. AOG is generally not involved in the exploration for oil and natural gas. As a result, if the oil and natural gas reserves associated with AOG's Canadian resource properties are not supplemented through additional development or the acquisition of additional Oil and Natural Gas Properties, the ability of AOG to meet its obligations to us may be adversely affected.

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using highly skilled staff, focusing exploitation efforts in areas in which we have existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods, and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-dimensional seismography, reservoir simulation studies and horizontal drilling have been and will be used by us to improve our ability to find, develop and produce oil and natural gas.

Operations

AOG's operations are subject to all of the risks normally incident to the operation and development of Oil and Natural Gas Properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs, craterings and fires, all of which could result in personal injuries, loss of life and damage to the property of AOG and others. AOG has both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, AOG has liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable. Costs incurred to repair any of such damage or pay any of such liabilities will reduce Royalty Income.

Continuing production from a property, and, to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of AOG to certain Properties. A reduction of the income from the Royalty could result in such circumstances.

Expansion of Operations

The operations and expertise of our management are currently focused on conventional oil and gas production and development in the Western Canadian Sedimentary Basin. In the future, we may acquire oil and gas properties outside this geographic area. In addition, the Trust Indenture does not limit our activities to oil and gas production and development, and we could acquire other energy related assets, such as oil and natural gas processing plants or pipelines, or an interest in an oil sands project. Expansion of our activities into new areas may present new additional risks or alternatively, may significantly increase the exposure to one or more of the present risk factors which may result in our future operational and financial conditions being adversely affected.

Oil and Natural Gas Prices

The monthly cash distributions we pay to Unitholders are highly dependent upon the prices received for AOG's oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond the control of us and AOG. These factors include, among others:

- political conditions throughout the world;
- worldwide economic conditions;
- weather conditions;
- the supply and price of foreign oil and natural gas;
- the level of consumer demand;
- the price and availability of alternative fuels;
- the proximity to, and capacity of, transportation facilities;
- the effect of worldwide energy conservation measures; and
- government regulations.

Declines in oil or natural gas prices will have an adverse effect upon our operations, financial condition, reserves and ultimately on our ability to pay distributions to Unitholders.

We may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges. If we hedge our commodity price exposure, we will forego the benefits it would otherwise experience if commodity prices were to increase. In addition, commodity hedging activities could expose us to losses. To the extent that we engage in risk management activities related to commodity prices, we will be subject to credit risks associated with counterparties with which we contract.

Oil prices were relatively high throughout 2004 averaging US$41.43 WTI as compared to an average of US$31.06 WTI in 2003, an increase of 33%.

Monthly AECO prices averaged $6.79/Mcf in 2004 as compared to $6.67/Mcf in 2003, an increase of 2%. The monthly AECO price in 2004 ranged from a high of $8.00/Mcf in November to a low of $5.69/Mcf in October. The price of oil and natural gas will fluctuate and price and demand are factors beyond our control. Such fluctuations will have a positive or negative effect upon the revenue to be received by it. Such fluctuations will also have an effect upon the acquisition costs of any future Oil and Natural Gas Properties that we may acquire. As well, cash distributions from us will be highly sensitive to the prevailing price of crude oil and natural gas.

Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by us will be affected by numerous factors beyond our control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas.

Capital Investment

To the extent that AOG uses cash flow to finance acquisitions, development costs and other significant expenditures, the net cash flow of the Trust will be reduced. Hence, the timing and amount of capital expenditures may affect the amount of net cash flow available to us and, as a consequence, the amount of cash available to distribute to Unitholders. Therefore, distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

The board of directors of AOG has the discretion to determine the extent to which cash flow will be allocated to the payment of debt service charges as well as the repayment of outstanding debt, including under the credit facility. As a consequence, the amount of funds retained by AOG to pay debt services charges or reduce debt will reduce the amount of cash distributed to Unitholders during those periods in which funds are so retained.

Assessments of Value of Acquisitions

Acquisitions of resource issuers and resource assets will be based in large part upon engineering and economic assessments made by independent engineers. These assessments will include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond our control. In particular, the prices of and markets for resource products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based upon reports by a firm of independent engineers that are not the same as the firm that we use for our year end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by us. Any such instance may offset the return on and value of the Trust Units.

Changes in Accounting Standards Applicable to Convertible Debentures

On November 3, 2003 the Accounting Standards Board of the Canadian Institute of Chartered Accountants approved a change to the accounting standards applicable to convertible debentures such as those issued by us. The new standard requires that the amounts outstanding under the Debentures be classified as liabilities and that the interest costs on the Debentures be included as interest expense in the determination of net income. The new standards are effective for fiscal periods beginning on or after November 1, 2004.

Debt Service

AOG has credit facilities in the amount of $310,000,000. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to us. Although it is believed that the bank line of credit is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of AOG or that additional funds can be obtained.

The lenders have been provided with security over substantially all of the assets of AOG. If AOG becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lenders may foreclose on or sell the Properties free from or together with the Royalty. The payment of interest and principal on debt may also result in us or our subsidiaries having taxable income and cash taxes payable as taxable income would no longer be reduced by royalty payments at the time debt repayment occurs.

Prior Ranking Indebtedness; Absence of Covenant Protection

The Debentures will be subordinate to all Senior Indebtedness and to any indebtedness of our creditors. The payment of principal and interest on the Debentures will be subordinated to the Senior Indebtedness of us and to indebtedness of our trade creditors. The Debentures will also be effectively subordinate to claims of creditors of our subsidiaries except to the extent we are a creditor of such subsidiaries ranking at least pari passu with such other creditors.

The Indentures will not limit the ability of us to incur additional liabilities (including Senior Indebtedness) or to make distributions, except, in respect of distributions, where an Event of Default has occurred or would occur and such default has not been cured or waived. The Indentures do not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving Advantage. However, the Indentures, among other things, restrict our level of indebtedness, provides operating investment guidelines, mandates the making of distributions and specify the nature of our business.

The economic impact on Advantage of claims of aboriginal title is unknown.

Aboriginal people have claimed aboriginal title and rights to a substantial portion of western Canada. We are unable to assess the effect, if any, that any such claim would have on our business and operations.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of AOG or the Properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on AOG. Although AOG has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based upon its current knowledge, there can be no assurance that we will be able to satisfy its actual future environmental and reclamation obligations.

Although AOG maintains insurance coverage considered to be customary in the industry, it is not fully insured against certain environmental risks, either because such insurance is not available, or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time (compared to sudden and catastrophic damages) is not available. Accordingly, AOG's properties may be subject to liability due to hazards which cannot be insured against, or have not been insured against due to prohibitive premium costs or for other reasons. In such an event, these environmental obligations will be funded out of AOG's cash flow and could therefore reduce distributable income payable to Unitholders.

Additionally, the potential impact on our operations and business of the December 1997 Kyoto Protocol, which has now been ratified by Canada, with respect to instituting reductions of greenhouse gases is difficult to quantify at this time as specific measures for meeting Canada's commitments have not been developed.

Unforeseen Title Defects

Although title reviews are generally conducted prior to any purchase of resource issuers or resource assets, such reviews do not guarantee that an unforeseen defect in the chain of title will not arise to defeat AOG's title to certain assets. A reduction of the distributable cash flow of the Trust and possible reduction of capital could result from such defects.

Any site reclamation or abandonment costs actually incurred in the ordinary course of business in a specific period will be funded out of cash flow and, therefore, will reduce the amounts available for distribution to Unitholders. Should we be unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the Properties, and by the operator to the Manager or AOG, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the Properties, or the establishment by the operator of reserves for such expenses. Any of these delays could adversely affect distributions to Unitholders.

Foreign Currency Exchange Rates and Interest Rates

World oil prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the $US/$Cdn exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar, which occurred in 2004, negatively impacted our net production revenue and may affect the future value of our reserves as determined by independent evaluations at this time. The impact is reduced to the extent that we have engaged in, or in the future will engage in risk management activities related to commodity prices and foreign exchange rates. We will be subject to unfavourable price changes and credit risks associated with the counterparties with which it contracts. We have not entered into any foreign exchange contracts at this time.

Variations in interest rates could result in a significant increase in the amount we pay to service debt which may result in a decrease in distributions to Unitholders, as well as impact the market price of the Trust Units on the TSX.

Reliance upon the Manager and Senior Executives of AOG

Unitholders will be dependent upon the management of the Manager and AOG in respect of the administration and management of all matters relating to the Properties, the Royalty, the Trust and the Trust Units. The loss of the services of key individuals who currently comprise our management team could have a detrimental effect upon us. Investors who are not willing to rely on the management of the Manager and AOG should not invest in the Trust Units.

Reserves

The value of the Trust Units will depend upon, among other things, the reserves attributable to our properties. Estimating reserves is inherently uncertain. Ultimately, actual production, revenues and expenditures for our properties will vary from estimates and those variations could be material. The reserve and cash flow information contained in this renewal annual information form represent estimates only. Reserves and estimated future net cash flow from our properties have been independently evaluated at the dates indicated by independent oil and gas reservoir engineering firms. These firms consider a number of factors and make assumptions when estimating reserves. These factors and assumptions include:

- historical production in the area compared with production rates from similar producing areas;
- the assumed effect of governmental regulation;
- assumptions about future commodity prices, production and development costs, severance and excise taxes, and capital expenditures;
- initial production rates;
- production decline rates;
- ultimate recovery of reserves;
- timing and amount of capital expenditures;
- marketability of production;
- future prices of oil and natural gas;
- operating costs and royalties; and
- other government levies that may be imposed over the producing life of reserves.

These factors and assumptions were based upon prices at the date the relevant evaluations were prepared. If these factors and assumptions prove to be inaccurate, actual results may vary materially from the reserve estimates. Many of these factors are subject to change and are beyond our control. For example, evaluations are based in part upon the assumed success of exploitation activities intended to be undertaken in future years. Actual reserves and estimated cash flows will be less than those contained in the evaluations to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations. Furthermore, cash flows may differ from those contained in the evaluations depending upon whether capital expenditures and operating costs differ from those estimated in the evaluations.

Depletion of Reserves

We have certain unique attributes that differentiate it from other oil and gas industry participants. Distributions of distributable income in respect of Properties, absent commodity price increases or cost effective acquisition and development activities will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. AOG will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, AOG's initial production levels and reserves will decline.

AOG's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent upon AOG's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, AOG's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, AOG's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that AOG is required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income will be reduced.

There can be no assurance that we will be successful in developing or acquiring additional reserves on terms that meet our investment objectives.

Reliance upon Third Party Operators

Continuing production from a property and marketing of product produced from the property are dependent to a large extent upon the ability of the operator of the property. We currently operate properties that represent approximately 85% of our total daily production. To the extent the operator fails to perform these functions properly or becomes insolvent, revenue may be reduced.

Enforcement of Operating Agreements

Operations of the wells on properties not operated by us are generally governed by operating agreements, which typically require the operator to conduct operations in a good and workmanlike manner. Operating agreements generally provide, however, that the operator will have no liability to the other non-operating working interest owners for losses sustained or liabilities incurred, except such as may result from gross negligence or wilful misconduct. In addition, third-party operators are generally not fiduciaries with respect to us or our Unitholders. As an owner of working interests in properties we do not operate, we will generally have a cause of action for damages arising from a breach of such duty. Although not established by definitive legal precedent, it is unlikely that the Trust or Unitholders would be entitled to bring suit against third-party operators to enforce the terms of the operating agreements; thus, Unitholders will be dependent upon us, as owner of the working interest, to enforce such rights.

Changes in Legislation

There can be no assurance that the treatment of mutual fund trusts will not be changed in a manner adversely affecting Unitholders. If we cease to qualify as a "mutual fund trust" under the Tax Act, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds.

Income tax laws, or other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource taxation, may in the future be changed or interpreted in a manner that adversely affects us and our Unitholders. Tax authorities having jurisdiction over the Trust or the Unitholders may disagree with how we calculate our income for tax purposes or could change administrative practises to the detriment of us or the detriment of our Unitholders.

We expect that it will continue to qualify as a mutual fund trust for purposes of the Tax Act. We may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for us and our Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

- We would be taxed on certain types of income distributed to Unitholders, including income generated by the royalties held by us. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.
- We would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.
- Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.
- Trust Units would not constitute qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESTs") or deferred profit sharing plans ("DPSPs"). If, at the end of any month, one of these exempt plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Trust Units at the time the Trust Units were acquired by the exempt plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units. If an RESP holds non-qualified Trust Units, it may have our registration revoked by the Canada Customs and Revenue Agency.

In addition, we may take certain measures in the future to the extent it believes necessary to ensure that we maintain our status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units.

Investment Eligibility

We will endeavour to ensure that the Trust Units continue to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in AOG. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. Our primary assets will be the Notes, the Common Shares, the Royalty and other investments in securities. The price per Trust Unit is a function of anticipated distributable income, the Properties acquired by AOG, and the Manager's ability to effect long-term growth in our value. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and our ability to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are also unlike conventional debt instruments in that there is no principal amount owing to Unitholders. The Trust Units will have minimal value when reserves from our properties can no longer be economically produced or marketed. Unitholders will only be able to obtain a return of the capital they invested during the period when reserves may be economically recovered and sold. Accordingly, the distributions received over the life of the investment may not be equal to or greater than the initial capital investment.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Net Asset Value

The net asset value of our assets from time to time will vary depending upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of our assets.

Additional Financing

In the normal course of making capital investments to maintain and expand our oil and gas reserves, additional Trust Units are issued from treasury which may result in a decline in production per Trust Unit and reserves per Trust Unit. Additionally, from time to time we issue Trust Units from treasury in order to reduce debt and maintain a more optimal capital structure. To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, our ability and AOG's ability to make the necessary capital investments to maintain or expand our oil and gas reserves will be impaired. To the extent that the Trust and AOG are required to use cash flow to finance capital expenditures or property acquisitions or to pay debt service charges or to reduce debt, the level of distributable income will be reduced.

Competition

There is strong competition relating to all aspects of the oil and gas industry. There are numerous trusts in the oil and gas industry, who are competing for the acquisitions of properties with longer life reserves and properties with exploitation and development opportunities. As a result of such increasing competition, it will be more difficult to acquire reserves on beneficial terms. The Trust and AOG also compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial and other resources than the Trust and AOG.

Return of Capital

Trust Units will have no value when reserves from the Properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense and are not comparable to bonds or other fixed yield securities, where investors are entitled to a full return of the principal amount of debt on maturity in addition to a return on investment through interest payments. Distributions represent a blend of a return of Unitholders' initial investment and a return on Unitholders' initial investment.

Unitholders have a limited right to require us to repurchase their Trust Units, which is referred to as a redemption right. See "Information Relating to the Trust – Right of Redemption". It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. The right to receive cash in connection with a redemption is subject to limitations. Any securities which may be distributed *in specie* to Unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investments. Long Term Notes or Redemption Notes which may be distributed *in specie* to Unitholders in connection with a redemption will not be listed on any stock exchange and no established market is expected to develop for such Long Term Notes or Redemption Notes. Cash redemptions are subject to limitations. See "Additional Information Respecting Advantage Energy Income Fund – Redemption Right".

Unitholder Limited Liability

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with us or our affairs or obligations and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, such Unitholder's share of our assets.

The Trust Indenture provides that all written instruments signed by or on behalf of us must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against us that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

Future Dilution

One of our objectives is to continually add to our reserves through acquisitions and through development, and because we does not reinvest our cash flow, our success is in part dependent upon our ability to raise capital from time to time. Holders of Trust Units may also suffer dilution in connection with future issuances of Trust Units, whether issued pursuant to a financing or acquisition or otherwise.

Regulatory Matters

Our operations are subject to a variety of federal and provincial laws and regulations, including laws and regulations relating to the protection of the environment.

Conflicts of Interest

The directors and officers of the Corporation are engaged in and will continue to be engaged in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of the Corporation may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of securities and interests of insiders in material transactions, where applicable, is contained in our information circular for the most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in our financial statements and management's discussion and analysis for the year ended December 31, 2004. Documents affecting the rights of securityholders, along with additional information relating to Advantage, may be found on SEDAR at www.sedar.com.

SCHEDULE "A"

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Advantage are responsible for the preparation and disclosure of information with respect to the Trust's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(iii) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(iv) the related estimated future net revenue.

Sproule Associates Limited ("Sproule") has evaluated the Trust's reserves data. The report of Sproule is presented below.

The independent reserves evaluation committee of the Trust has

(b) reviewed the Trust's procedures for providing information to Sproule;

(c) met with Sproule to determine whether any restrictions affected Sproule's ability to report without reservation; and

(d) reviewed the reserves data with management and the independent qualified reserves evaluator.

The independent reserves evaluation committee has reviewed the Trust's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the independent reserves evaluation committee, approved

(e) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(f) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(g) the content and filing of this report.

Because the reserves data are based upon judgments regarding future events, actual results will vary and the variations may be material.

(signed) "*Kelly I. Drader*"
Kelly I. Drader
President and Chief Executive Officer

(signed) "*Peter A. Hanrahan*"
Peter A. Hanrahan
Vice President, Finance and Chief Financial Officer

(signed) "*Ronald A. McIntosh*"
Ronald A. McIntosh
Director

(signed) "*Rodger A. Tourigny*"
Rodger A. Tourigny
Director

March 21, 2005

SCHEDULE "B"

REPORT ON RESERVES DATA

To the board of directors of Advantage Energy Income Fund (the "Trust"):

1. We have evaluated the Trust's reserves data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Trust's management. Our responsibility is to express an opinion on the reserves data based upon our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Trust evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Trust's board of directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate (000's))			
			Audited	Evaluated	Reviewed	Total
Sproule Associates Limited	Evaluation of the P&NG Reserves of Advantage Energy Income Fund as of December 31, 2004 prepared November 2004 to February 2005	Canada	75,820	809,274	0	885,094

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7. Because the reserves data are based upon judgements regarding future events, actual results will vary and the variations may be material.

(signed) "Sproule Associates Limited"
Sproule Associates Limited
Calgary, Alberta
February 17, 2005